82-4721

ОАО ЮТК
Южная телекоммуникационная компания

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Россия, 350000, г.Краснодар,ул.Карасунская, 66
тел. (8612) 53-20-56
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______
БИК ______
Кор. счет ______
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 10.10.02 № 23/8-359

на № ______ от ______

SECURI'
02060677
UNITED STATES OF AMERICA

SUPPL

DEC 18 2002

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Gentlemen:

To maintain the effect of the exemption, allowed for "Southern Telecommunications Company" PJSC by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of the securities' issuer for the first quarter of the year 2002.
2. Notice of Annual General Shareholders' Meeting of "UTK" Public Joint Stock company to be held on June 21 2002.
3. Informational report on moving ""UTK" PJSC shareholders' register to ZAO "Registrator-Svyaz".
4. Informational reports on the essential facts affecting the issuer's economic and financial activity (19 reports).
5. Informational report on the national registration of the Reports on the results of securities' issue.

Yours faithfully,

A. Litvinov,
Deputy General Director:

dlw 12/20

N 82-4721

УТВЕРЖДЕН
Совет директоров ОАО "ЮТК"
Протокол № 36 от 29.04.02

Председатель Совета директоров Белов В.Е.
(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: I квартал 2002 г

Открытое акционерное общество "Южная телекоммуникационная компания"

Код эмитента: 00062-А

Место нахождения: г. Краснодар, ул. Карасунская,66
Почтовый адрес: 350000, г. Краснодар, ул. Карасунская,66.

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор В.Л. Горбачев
(подпись)

Главный бухгалтер С.Г. Фефилова
(подпись)

(М.П.)

Контактное лицо: *Литвинов Андрей Александрович*
Заместитель генерального директора
Тел.: *(8612) 53-47-75* Факс: *(8612) 53-19-69*
Адрес электронной почты: *litvinov@mail.stcompany.ru*

Копия верна

APPROVED
By Board of Directors of "UTK" PJSC
Minutes №____36____ at 26.04.2002__
Chairman of Board of Directors V.E.Belov____________

QUARTERLY REPORT

OF THE EMISSIVE SECURITIES' ISSUER

for: I quarter of 2002

Public Joint-Stock Company "Southern Telecommunications Company"

The issuer's code: 00062-A

Location: 66, Karasunskaya St., Krasnodar
Mail address: 66, Karasunskaya St., Krasnodar, 350000

Information contained in this quarterly report shall be made public in accordance with legislation of the Russian Federation on securities

General Director V.L. Gorbachev____________________

Chief Accountant S.G. Fefilova

____

Contact person : *Andrei Alexandrovich Litvinov*
Deputy General Director
Phone*(8612) 53-47-75* Fax*: (8612) 53-19-69*
E-mail*: litvinov@mail.stcompany.ru*

A. Information about the issuer.

9. Issuer's full identifying name:
Public Joint-Stock company "Southern Telecommunications Company"

10. Abbreviated name:
PJSC "UTK"

11. Information about the changes in the issuer's name and legal-organizational form.
Public Joint-Stock Company "Southern Telecommunications Company"
PJSC "UTK"
Introduced: *28.06.2001*

Public Joint-Stock Company "Kubanelectrosvyaz"
PJSC "Kubanelectrosvyaz"
Introduced: *6.06.1996*

Open-type Joint-Stock Company "Kubanelectrosvyaz"
OJSC "Kubanelectrosvyaz"
Introduced: *20.05.1994*

Present-day name was introduced on *28.06.2001*

12. Information about the issuer's national registration and licenses.
Date of the issuer's state registration: *20.05.1994*
Certificate of state registration number: *№ 494*
Registered by *the Krasnodar Registration Board*

Licenses:
Number: *3035*
Date of issue: *4.11.1996*
Valid till: *1.10.2004*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering telecommunication services*

Number: *23016677*
Date of issue: *10.03.1999*
Valid till: *10.03.2002*
Issued by: *Krasnodar regional branch of Federal Licensing center of Ministry of Construction of the Russian Federation*
Activity category: *Providing engineering services*

Number: *15692*
Date of issue: *8.09.2000*
Valid till: *8.09.2003*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering paging services*

Number: *17012*
Date of issue: *25.01.2001*
Valid till:*25.01.2006*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering mobile wireless communication services*

Number: *9550*
Date of issue: *10.10.1997*
Valid till:*10.10.2002*
Issued by: *Ministry of Communications of the Russian Federation.*
Activity category: *Rendering sound programs' broadcast services*

Number: *4031*
Date of issue: *19.11.1999*
Valid till:*19.11.2004*
Issued by: *Federal Television and Radio Broadcast Service*
Activity category: *Radio broadcasting*

Number: *2959*
Date of issue: *2.02.1998*
Valid till:*2.02.2003*
Issued by: *Federal Television and Radio Broadcast Service*
Activity category: *Radio broadcasting*

Number: *3167*
Date of issue: *20.04.1998*
Valid till:*20.04.2003*
Issued by: *Federal Television and Radio Broadcast Service*
Activity category: *Radio broadcasting*

Number: *2169*
Date of issue: *28.06.2000*
Valid till:*28.06.2005*
Issued by: *Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation*
Activity category: *Publishing business*

Number: *23016675*
Date of issue: *10.03.1999*
Valid till:*10.03.2002*
Issued by: *Krasnodar Regional Branch of Federal Licensing Center of Ministry of Construction of the Russian Federation*
Activity category: *Working out town-planning documentation*

Number: *23016676*
Date of issue: *10.03.1999*
Valid till:*10.03.2002*
Issued by: *Krasnodar Regional Branch of Federal Licensing Center of Ministry of Construction of the Russian Federation*

Activity category: *Carrying out design work*

13. Tax-payer identification number:
2308025192

14. The issuer's sectional belonging.
Codes OKONH:
52300

15. Location, mail address and contact numbers:
Location: *66, Karasunskaya St., Krasnodar*
Mail address: *66, Karasunskaya St., Krasnodar, 350000*
Tel: *(8612) 53-20-56* Fax: *(8612) 53-19-69*
E-mail: securdep@mail.stcompany.ru

16. Information about the issuer's auditor.
Name: *Closed Joint Stock Company "Arthur Andersen"*
Location: *52/2 Kosmodamianskaya naberezhnaya, Moscow*
INN: *7701006684*
Mail address: *52/2 Kosmodamianskaya naberezhnaya, Moscow*
Tel: *755-97-00* Fax: *755-99-10*
E-mail : russia@arturandersen.com

Information about the auditor's license:
Number: *006000*
Date of issue: *28.06.2000*
Valid till: *28.06.2003*
The license is issued by: *Ministry of Finance of the Russian Federation*

17. Information about the organizations that record the rights to the issuer's securities.
Registrar:
Name: *Closed Joint-Stock Company "Kuban Registration Center"*
Location: *Krasnodar*
Mail address: *52, Atarbekova St., Krasnodar 350049*
Tel: *65-11-14* Fax: *65-11-14*
E-mail : *audi@aacorp.ru*

License:
Number: *01142*
Date of issue: *5.10.1996*
Valid till: *9.01.2003*
The license is issued by: *Federal Commission on Securities' Market of the Russian Federation*
This Registrar has kept the issuer nominal securities' register since:
1.10.1997

Centralized deposit of the issued securities did not take place during the reporting quarter.

18. The issuer's depositary.
Does not exist

19. The issuer's shareholders

Total shareholders' number: ***8 658***

Shareholders possessing more than 5% of the issuer's authorized capital:

19.1. Name: ***Open Joint Stock Company "Investment communications company"***

Location: ***Moscow***

Mail address: ***55/2, Pluschikha St., Moscow, 119121***

The issuer's authorized capital share: ***38%***

Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of Property Relations of the Russian Federation***

Location: ***Moscow***

Mail address: ***9, Nickolski per., Moscow 103685***

The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsom Limited***

Location: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Mail address: ***22/13, Voznesenski pereulok, Moscow, 103 009***

The shareholder's charter capital share: ***25% + 1***

19.1.3 Name: ***Russian Fund of Federal Property***

Location: ***9, Leninski prospect, Moscow, 117 049***

Mail address: ***9, Leninski prospect, Moscow, 117 049***

The shareholder's charter capital share: ***25%***

19.2.Name: ***Closed Joint Stock Company "Depositary and Clearing Company"(nominal holder)***

Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***

Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***

The issuer's authorized capital share: ***13,61 % (nominal holder)***

Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.3 Name: ***Closed Joint Stock Company "Bank Credit Suisse First Boston " (nominal holder)***

Location: ***Moscow***

Mail address: ***5, Nikitski Per., Moscow, 103009***

The issuer's authorized capital share: ***10.87% (nominal shareholder)***

Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:

19.1.3 Name: ***Credit Suisse First Boston***

Location: ***Switzerland***

Mail address:***8, Paradeplats***

The shareholder's charter capital share: ***98%***

19.4Name: ***CB "J.P. Morgan Bank International"(Limited)***
Location***: 2/1 Paveletskaya ploschad, Moscow***
Mail address: ***2/1 Paveletskaya ploschad, Moscow***
The shareholder's charter capital share: ***5,92% (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

20. The issuer's management structure.

Top administrative body of the issuer is a General Shareholders' Meeting. General management except for the matters referred to the sole competence of the General Shareholders' Meeting is carried out by a Board of Directors Current management is carried out by a General Director and the Company Administrative Board.

The Company executive bodies control current activity except for the matters referred to the sole competence of a General Shareholders' Meeting and the Board of Directors.

The Company executive bodies ensure implementation of resolutions of General Shareholders' Meeting and Board of Directors

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

1)making amendments and supplements to the Company's Charter and approving the Charter's new edition except the cases dealing with the increase of the authorized capital and mentioned in item 12.4., article 12 of the Charter;
2)taking decision on the Company's reorganization;
3)taking decision on the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final);
4)determining a quantitative structure of the Board of Directors, electing its members and terminating their powers before the appointed time; approval of bonuses and compensations associated with their functions as members of Board of Directors;
5)determining the price limit of declared shares;
6)taking decision on increase of the Company's charter capital by increasing the shares' nominal value or by placement of additional shares, in case Board of Directors did not take the decision on this question by a solid vote;
7)making decision on reduction of the Company's charter capital by decreasing the shares' nominal value, purchasing the Company's shares to reduce their total number or redeeming not fully-paid shares, and also by redeeming the shares obtained or repaid by the Company;
8) forming the Company's executive power including appointing the General Director and early termination of their terms of reference ;
9)electing members of the Company's Auditing Commission (inspector-general) and terminating their terms of reference before the appointed time;
10)approving the Company's auditor;
11)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses;

12)taking decision on non-use of a shareholder's right of priority to buy the Company's shares and securities offered for open subscription with payment in cash, and on the period of validity of this decision ;
13)procedure for conducting a General Shareholders' Meeting;
14)forming a Counting Commission;
15)determining form of disclosure of information to the Company's shareholders including publishing body in case notice is to be published;
16)taking decision on split-up and combination of the Company's shares;
17)making decision on conclusion of contracts, when there is a self-interest in such contracts of persons having more than 20% of the other party's voting shares, participating in the other party's boards of administration or taking part in these contracts as agents or representatives, in cases:

- *if amount of payments under contract and property under contract value, determined in accordance with current legislation, exceeds 2% of the Company's assets;*
- *if bargain or several interrelated bargains represent the Company's voting shares' registration quantitatively exceeding 2% of voting shares registered by the Company earlier;*
- *if all members of Board of Directors are declared to be persons having self-interest in the bargain.*

18)making decision on concluding large bargains dealing with acquisition or expropriation of the Company's property in cases:

- *if Board of Directors did not make decision on such contract, dealing with property value amounting to 25-50% of the balance sheet assets at the day of making decision, in a solid vote;*
- *if the object of such contract corresponds to the property value exceeding 50% of the Company's balance sheet assets at the day of making decision on concluding the contract;*

19)acquisition and redemption of placed shares by the Company;
20)participating in holdings, financial and industrial groups;
21)making decision on annual dividend payments, approving their size, form and order of payments for each category and type of shares by virtue of the Board of Directors' recommendation;
22)making decisions on reimbursement of the Company's expenses for conducting an Extraordinary Shareholders' Meeting by the persons demanding its calling;
23)approving regulations dealing with functioning of the Company's Auditing Commission and Board of Directors.

General Shareholders' Meeting has the exclusive right to take decision on matters mentioned in paragraphs 1-5 and 7-18 of item 9.5 Resolutions on such matters can't be approved by the Company's Executive body or its Board of Directors.

Shareholders, having the right to vote at the General Shareholders' Meeting on the questions put to vote, are:
-shareholders of the Company's common shares;
-shareholders of the Company's preference shares in cases mentioned in Article 6 of the Company's Charter;
A voting share is a common or preference share that entitles its holder to vote on the question put to vote.

The principle of voting at the General Shareholders' Meeting is statutory voting ("one Company's voting share represents one vote") except for the cases of cumulative voting on election of the Company's Board of Directors.

Decisions on matters mentioned in paragraphs 1,2,5,5,18 must be voted in favour of them by ¾ of common shareholders present in person or in proxy.

Decision on article 18 is taken at the General Shareholders' Meeting by a majority vote of voting shareholders not having self-interest in the bargain .

Decisions on other questions are taken by a majority vote of voting shareholders present at the General Shareholders' Meeting.

Decisions on matters mentioned in paragraphs 2,11,12,14-21 are taken by the General Shareholders' Meeting only on application of the Board of Directors.

Decisions of the Annual General Shareholders' Meeting on matters mentioned in paragraphs 4,8,9,10,11 can't be voted in absentia (by opinion polling).

General Shareholders' Meeting has no right to take decisions on matters outside its competence.

Shareholders must be informed on the resolutions approved by the General Shareholders' Meeting not later than 45 days after the date of approving such resolutions in the same way as making notice of a Meeting (item 9.1 of the Charter).

Board of Directors' terms of reference according to the Company's Charter:

1.The Company's Board of Directors exercises general management of the Company's activity except for the matters referred to the sole competence of the General Shareholders' Meeting.

2. The Board of Directors' members are elected at the Annual General Shareholders' Meeting annually. Their authorities come into force since the moment of election by the Annual General Shareholders' Meeting till the election (reelection) of new members of the Board of Directors by the next Annual General Shareholders' Meeting . The Board of Director's members can be elected unlimited times.
A shareholder or a shareholder's proxy – a natural person, run as a candidate to the Board of Directors by a Company's shareholder (shareholders) , possessing at least 2 % of the Company's voting shares, can be elected a Board of Director's member.
Board of Directors is elected in number of 9 persons by cumulative voting. In cumulative voting each voting share shall carry a number of votes equal to the total number of Board of Directors members. A shareholder (a proxy) may cast all votes carried by the shares owned by him in favor of one candidate or distribute them among several candidates for the Company's Board of Directors.
The candidates, who receive the majority of votes shall be deemed elected to the Company's Board of Directors.

3.In case of electing the Board of Directors' members by cumulative voting, the resolution on early termination of powers can be approved only regarding all members of the Company's Board of Directors.

4. The Company's Administrative Board's members must not constitute the majority of the Board of Directors' members. The person, who carries out the functions of individual executive power (General Director), must not be at the same time the Chairman of the Company's Board of Directors.

5. The Chairman of the Board of Directors is elected from its members by a majority vote.

The Company's Board of Directors can re-elect its Chairman at any time by a majority vote of total members of the Board of Directors.

6. The Chairman of the Company's Board of Directors :

- *organizes the Board of Directors' work;*
- *calls the Board of Directors' meetings or organizes voting in absentia;*
- *organizes keeping minutes at the meetings.*

7. In the Chairman's absence his duties are performed by Vice-chairman.

8. The Company Board of Directors are entitled to take decisions on general management of the Company's activities except for the matters referred to the sole competence of the General Shareholders' Meeting.

9. The Company's Board of Directors has the exclusive right to make decisions on the following matters:

1) determining priority directions of the Company's activities (approving business-plan);

2) calling Annual and Extraordinary General Shareholders' Meetings;

3) approving a General Shareholders' Meeting's agenda;

4) setting date, place and time of conducting a General Shareholders' Meeting, setting date of making out a list of shareholders entitled to participate in a General Shareholders' Meeting,
determining the way of informing the shareholders about the General Shareholders' Meeting,
determining list of materials to be forwarded to shareholders when preparing a General Shareholders' Meeting,
determining the form and the text of a voting paper;

5) submitting the following items to a General Shareholders' Meeting:

- *the Company's reorganization;*
- *non-use of shareholders' priority right to buy the Company's shares or securities converted to the shares;*
- *determining form of providing information to the Company's shareholders including the publishing body in case information is to be published;*
- *split-up and combination of the Company's shares;*
- *conclusion of contracts when there is a self-interest in them of the persons:*
  - *having self-interest in such contracts*
  - *participating in the other party's boards of administration or taking part in these contracts as agents or representatives;*
- *conclusion large bargains dealing with acquisition or expropriation of the Company's property;*
- *acquisition and redemption of placed shares by the Company;*

- *participating in holding companies, financial and industrial groups;*
- *approving annual reports, balance sheets, income statements, allocation of profits and losses;*
- *approving resolutions on annual dividend payments, size, form and order of dividend payments for each category and type of shares;*

6) *registration of bonds and other securities;*
7) *determining the property's market value;*
8) *buying the Company's placed shares, bonds and other securities;*
9) *recommendations on bonuses and compensations' rates for the members of the Company's Auditing Commission and amount of payment to the auditor;*
10) *recommendations on size and order of dividend payments;*
11) *using the Company's reserve and other funds;*
12) *approving the Company's internal regulations dealing with functioning of executive bodies;*
13) *establishing the Company's new subsidiaries and agencies and their liquidation, approving Statutes on subsidiaries and agencies ;*
14) *approving resolutions on the Company's participation (termination of participation, change of share holding) in other organizations, commercial enterprises or associations by means of selling and buying the shares of other organizations, with the exception of holding companies and financial and industrial groups;*
15) *concluding large bargains when the object under contract is the property value amounting to 25-50 % of the Company's balance sheet assets at the day of making decision on concluding such bargains;*
16) *concluding contracts when there is a self-interest in them of the persons:*
    - *being the other side of the contract or taking part in it as agents or representatives;*
    - *having more than 20% of the other party's voting shares or taking part in this contract as agents or representatives;*
    - *participating in the other party's boards of administration or taking part in these contracts as agents or representatives;*
17) *preliminary approving of the Company's annual report 30 days before the date of Annual General Shareholders' Meeting at the latest, examination of the Auditing Commission's reports and the Auditor's conclusions;*
18) *approving results of the additional shares' registration;*
19) *approving the form of a shareholder's demand to redeem his shares and the form of a shareholder's application on redemption of his shares by the Company;*
20) *electing the Board of Director's Chairman;*
21) *formation of the Company's collective executive organ and early termination of its authority, determining size of bonus paid to its members;*
22) *indicating a person authorized to sign contracts (agreements) with General Director and members of Administrative Board;*
23) *approving a contract or several interrelated contracts dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets to the date of taking decision on conclusion of such contracts by the executive organs with the exception of the contracts concluded in the process of regular economic activity;*

24) taking decision on choosing an independent registrar (making an agreement with an independent registrar);
25) increasing the Company's authorized capital by increasing the shares' nominal value or by registering additional shares in case of the Board of Directors' solid vote;
26) introducing amendments in the Company's Charter dealing with increasing of the Company's authorized capital based on the decision to increase the authorized capital by increasing the shares' nominal value or by registering additional shares as mentioned in item 4.3. of article 4;
27) approving decisions on securities' issue, the emissions' prospects and reports on the results of securities' issue;
28) determining structure, scope and procedure of protection of data being commercial classified information;
29) making suggestions on the personal membership of the Counting Commission;
30) approving terms of contracts(agreements), concluded with the General Director and the members of the Administrative Board;
31) prolongation of the Contract with the General Director within the period determined by this Charter;
32) cancellation of the contract with General Director in case of early termination of his authorities by a General Shareholders' Meeting;
33) approving a person to be appointed a Director of a Subsidiary presented by General Director;
34) consideration the question of rewarding the General Director depending on results of economic and financial activity;
35) indicating a person authorized to execute the General Director's duties when he can't exercise his authorities himself;
36) other questions specified by the Federal Law "On joint-stock companies" and by this Charter.

Individual and collective executive organs' terms of reference according to the Company's Charter:
The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General Shareholders' Meeting and the Company's Board of Directors.
The Company's executive organs ensure realization of the resolutions approved by the Company General Shareholders' Meeting and Board of Directors.

General Director acts on behalf of the Company without letter of attorney including:

- *executes operational control of the Company's activities;*
- *has the right of the first signature in financial documents;*
- *concludes contracts on behalf of the Company, manages the Company's property providing current activities within the Charter limits;*
- *acts on behalf of the Company without letter of attorney, representing the Company's interests in the Russian Federation and in the foreign countries;*
- *approves staff, concludes labor agreements with the Company's employees, imposes penalties and rewards the employees;*
- *presides at a General Shareholders' Meeting;*

- *directs the Administrative Board's work, presides at its meetings, gives recommendations on the personal membership of the Administrative Board for the Board of Directors' approval;*
- *executes letters of attorney on behalf of the Company;*
- *opens the Company's accounts with banks;*
- *organizes the Company's business accounting reports;*
- *issues orders and gives instructions obligatory for all the Company's employees;*
- *executes other functions necessary for providing the Company's normal activities according to the current legislation and the Company's Charter except for the functions carried out by other management bodies according to the Company's Charter;*
- *issues orders and gives instructions on providing commercial specified information's protection, makes out a List of information being commercial specified information.*

General Director acts as Chairman of the Company's Administrative Board.
General Director represents Administrative Board's point of view at the General Shareholders' and Board of Directors' Meetings.

Administrative Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.

Administrative Board is formed from the staff of the Company's executive management consisting of not less than 7 members. Board of Directors approves Board of Administration's members presented by the General Director.
Administrative Board acts with the authority of the Company's Charter, "Regulations on the Company's Board of Administration" approved by the Board of Directors and other internal documents of the Company.

Administrative Board holds meetings in case of need. General Director organizes the Administrative Board's meetings, signs all the documents on behalf of the Company and minutes of the Administrative Board's meeting.
Minutes are kept during the Board of Administration's meeting. These minutes are placed at the disposal of the Board of Directors' members, the Auditing Commission (inspector-general), the Auditor at their request.

General Director and Administrative Board's members can take part in the management boards of other companies only by approval of the Company's Board of Directors.

Resolution on conclusion of contracts, dealing with acquisition or expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 3 – 25 % of the Company's balance sheet assets, can be approved only after the obligatory approval of this resolution at the Board of Directors' meeting.

21.Members of the issuer's Board of Directors (supervisory board) .

Board of Directors
Chairman: ***Vadim Yevguenjevich. Belov***

Members of the Board of Directors:
Alexander Valentinovich Apalko
Date of birth: ***1947***

Posts held during the last 5 years:
Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996 – 2001***
Company: ***"Sochielectrosvyaz"***
Industry: ***Communications***
Post: ***Director of the subsidiary, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2000***
Company: ***"Kubintersvyaz"CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001- present time***
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Industry: ***Communications***
Post: ***Director of the subsidiary, Deputy General Director of "UTK"PJSC***

Period: ***2001- present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,05%***
Share in the issuer's subsidiaries/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***112 500***
Bonus payments (RUR): ***123 750***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***

Total (RUR): *236 250*

Vadim Yevguenjevich Belov

Date of birth: *1958*

Posts held during the last 5 years:
Period: *1997 – 1998*
Company: *" MFK – Renaissance"*
Industry: *Investments*
Post: *Vice-chairman of the Administrative Board*

Period: *1998 – 1999*
Company: *"SPK Capital Limited "*
Industry: *Investments*
Post: *Managing director of the Moscow Agency*

Period: *1999 – present time*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Period: *1999--present time*
Company: *"Central Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2000*
Company: *"Kirovelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-present time*
Company: *"Volgogradelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2000*
Company: *"Electrosvyaz" PJSC, Stavropol Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-present time*
Company: *"Uralsvyazinform" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2000*

Company: *"Electrosvyaz" PJSC, Primorski Region*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2000-present time***
Company: ***"Rostelecom" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sibirtelecom" PJSC***
Industry: ***Communications***
Post: ***Chaiman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Uraltelecom" PJSC, Sverdlovsk Region***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-2001***
Company: ***"Electrosvyaz" PJSC, Novosibirsk Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-2001***
Company: ***"Electrosvyaz" PJSC, Sverdlovsk Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***

Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***75 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***75 000***

Vladimir Lukich Gorbachev
Date of birth: ***1950***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***General Director***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Communications***
Post: ***President***

Period: ***2001-present time***

Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Communications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" Public Joint Stock Company*
Industry: *Communications*
Post: *Vice-Chaiman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Volgogradelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Kabardino-Balkarskie telecommunications" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Health-care complex "Orbita"CJSC*
Industry: *health and resort services*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Stavropol Territory*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): *244 018.87*
Bonus payments (RUR): ***410 200***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***654 218.87***

Vitaly Mikhailovich Yevdokimenko
Date of birth: *1949*

Posts held during the last 5 years:
Period: ***2000 –present time***
Company: ***Government of the Krasnodar Territory***
Industry: ***administrative***
Post: ***General Director of Transport and Communications Department***

Period: ***2001 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***75 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***75 000***

Anton Igorevich Osipchuk
Date of birth: *1967*

Posts held during the last 5 years:
Period: ***1997–2000***
Company: ***"Telecominvest" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director on Economics and Finances***

Period: ***2000 –present time***

Company: *"Svyazinvest" PJSC*
Industry: ***Communications***
Post: *First Deputy General Director*

Period: *2001 –present time*
Company: *"Rostelecom" PJSC*
Industry: ***Communications***
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: ***Communications***
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Uralsvyazinform" PJSC*
Industry: ***Communications***
Post: *Chairman of the Board of Directors*

Period: *2001 –present time*
Company: *"Svyazinform" PJSC, Nizhegorodskaya Region*
Industry: ***Communications***
Post: *Chairman of the Board of Directors*

Period: *2001 –present time*
Company: *"Svyazinform" PJSC, Samara Region*
Industry: ***Communications***
Post: *Chairman of the Board of Directors*

Period: *2001 –2001*
Company: *"PTS" PJSC*
Industry: ***Communications***
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"MGTS" PJSC*
Industry: ***Communications***
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"North-Western Telecom" PJSC*
Industry: ***Communications***
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Mobitel" CJSC*
Industry: ***Communications***
Post: *Member of the Board of Directors*

Period: *2001 –present time*

Company: *"North-Western Telecombank" CJSC*
Industry: ***Banking***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"RTComm.RU" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***75 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***75 000***

Georgy Alexeevich Romski
Date of birth: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***
Company: ***"Saint-Petersburg Long-distance And International telephone" PJSC***
Industry: ***communications***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***communications***
Post: ***Deputy General Director***

Period: ***2001 –present time***
Company: ***"MGTS" PJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Central Telegraph" PJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Electrosvyaz" PJSC, Kaliningrad Region***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Giprosvyaz" PJSC***
Industry: ***communications***
Post: ***Chaiman of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***75 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***75 000***

Anna Mikhailovna Sadokhina
Date of birth: ***1946***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***First Deputy General Director***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 –present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1996 –2001***

Company: *"Kubanelectrosvyaz" PJSC*
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –present time***
Company: ***"Health-care complex "Orbita" CJSC***
Industry: ***Health and resort services***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***First Deputy General Director***

Share in the issuer's authorized capital: ***0,11 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***183 300***
Bonus payments (RUR): ***386 436.29***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***569 736.29***

Irina Petrovna Ukhina
Date of birth: ***1945***

Posts held during the last 5 years:
Period: ***1997–1999***
Company: *"Svyazinvest" PJSC*
Industry: ***Communications, investments***
Post: ***Deputy Chief of the Department of share portfolio management***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –2000***

Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Yartelecom" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Svyaz" PJSC, Komi Republic***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1998 –present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***Communications, investments***
Post: ***Deputy Director of the Department of Corporate Management***

Period: ***2000 –present time***
Company: ***"Murmanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Electrosvyaz" PJSC, Volgograd region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Cherepovetselectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period:***2001- present time***
Company: ***"Bryansksvyazinform" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***

Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***75 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***75 000***

David Alexander Hern
Date of birth: ***1972***

Posts held during the last 5 years:
Period: ***1996 – 1998***
Company: ***Investment fund "Company UNIFUND"***
Industry: ***Investments***
Post: ***Manager***

Period: ***1999 – present time***
Company: ***"Managing Company Branswick Warburg" CJSC***
Industry: ***Investments***
Post: ***Manager***

Period: ***2000 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***RAO "United Energy Systems of Russia"***
Industry: ***Power engineering and electrification***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***75 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***75 000***

22. The issuer's individual and collective management organs and their officials.

Individual executive organ and members of the issuer's collective executive organ:
Vladimir Lukich Gorbachev
Date of birth: *1950*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *General Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors.*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Chairman of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*

Post: ***Vice-chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Volgogradelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Communications***
Post: ***President***

Period: ***2001-present time***
Company: ***"Health-care complex "Orbita"CJSC***
Industry: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***244 018.87***
Bonus payments (RUR): ***410 200***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***

Total (RUR): *654 218.87*

Anna Mikhailovna Sadokhina
Date of birth: *1946*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *First Deputy General Director*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1997 –present time*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *First Deputy General Director*

Period: *2001 –present time*
Company: *"Health-care complex "Orbita" CJSC*
Industry: *Health and resort services*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,11 %*
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:

Salary (RUR): ***183 300***
Bonus payments (RUR): ***386 436.29***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***569 736.29***

Leonid Leontyevich Laskavy
Date of birth: ***1938***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***First Deputy General Director – Technical Director***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1998-2001***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Kalmykia Republic***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *First Deputy General Director – Technical Director*

Share in the issuer's authorized capital: *0,15 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *194 400*
Bonus payments (RUR): *367 097.05*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *561 497.05*

Ivan Fyodorovich Ignatenko
Date of birth: *1945*

Posts held during the last 5 years:
Period: *1994 – 1999*
Company: *City Telephone Exchange, "Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Director*

Period: *1999– 2001*
Company: *Krasnodar City Telecommunication Center, "Kubanelectrosvyaz " PJSC*
Industry: *Communications*
Post: *Director, Deputy General Director of "Kubanelectrosvyaz" JSC*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Deputy General Director – Director of Krasnodar City Telecommunications Center*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *1996-present time*
Company: *"Kubintersvyaz" CJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***75 000***
Bonus payments (RUR): ***45 000***
Commission (RUR): ***0***
Other property provisions (RUR): ***65 161.2***
Total (RUR): ***185 161.2***

Victor Alexandrovich Kruzhkov
Date of birth: ***1952***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director for Construction and Investment Policy***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 – present time***
Company: ***"Kubintersvyaz" CJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Avtocentre-Yug" CJSC***
Industry: ***car sale and repair***
Post: ***Member of the Board of Directors***

Period: ***1999 – present time***
Company: ***"Armavir communication facilities plant" CJSC***
Industry: ***cable production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Health-care complex "Orbita" CJSC***
Industry: ***resort and health services***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Center of material and technical maintenance" CJSC***
Industry: ***Production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Yugsvyazstroy" CJSC***
Industry: ***Construction***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board.***

Period: ***2001 – present time***
Company: ***"Electrosvyaz" PJSC, Astrakhan Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 – present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Share in the issuer's authorized capital: ***0,22 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***175 500***
Bonus payments (RUR): ***289 180***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***464 680***

Andrey Alexandrovich Litvinov
Date of birth: ***1973***

Posts held during the last 5 years:
Period: ***1997 – 2001***

Company: ***"Rostovelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Economist, head of securities department***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Rewards paid during the quarter under review:
Salary (RUR): ***134 959.87***
Bonus payments (RUR): ***262 506.5***
Commission (RUR): ***0***
Other property provisions (RUR): ***0***
Total (RUR): ***397 466.37***

Alexander Petrovich Shipulin
Date of birth: ***1953***

Posts held during the last 5 years:
Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director for External Economic Links, Marketing and Advertising***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: *2000-present time*
Company: *"Yuzhni Telecom Ltd."*
Industry: *Communications*
Post: *Director*

Period: *2001-present time*
Company: *Association of the telecom operators of the Northern Caucasus.*
Industry: *Communications*
Post: *Executive director*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Period: *2001-present time*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Share in the issuer's authorized capital: *0,09 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *175 500*
Bonus payments (RUR): *327 463.18*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *502 963.18*

Nina Igorevna Ignatenko
Date of birth: *1960*

Posts held during the last 5 years:
Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Head of Department of Law*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Head of Department of Law*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 – present time*
Company: *"Health-care complex "Orbita" CJSC*
Industry: *resort and health services*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,0007 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Rewards paid during the quarter under review:
Salary (RUR): *68 666.4*
Bonus payments (RUR): *124 289.57*
Commission (RUR): *0*
Other property provisions (RUR): *0*
Total (RUR): *192 955.97*

The person , acting as the issuer's individual executive organ: ***Gorbachev Vladimir Lukich***

23. Rewards paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.

Sum total of rewards paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): *1 363 845.14*
Bonus payments (RUR): *2 785 922.59*
Commission (RUR): *0*
Other property provisions (RUR): *65 161.2*
Total (RUR): *4 214 928.93*

See also items 21 and 22.

24. Information about the legal persons where the issuer has stockholdings.

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***

The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Yugsvyazstroy" Closed Joint Stock Company***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Health-care complex "Orbita" Closed Joint Stock Company***
Location: ***Olginka, Tuapse district, Krasnodar Region***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Material and Technical Supplies Center" Closed Joint Stock Company***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address:***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Avtocenter-Yug " Closed Joint-Stock Company***
Location: *Novorossiysk*
Mailing address:***48, Myskhakskoye Avenue, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"TeleRoss-Kubanelectrosvyaz " Closed Joint-Stock Company***
Location: ***110/1, Ayvazovskogo Str.,Krasnodar***
Mailing address: ***110/1, Ayvazovskogo Str.,Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***

Name: ***" Krasnodarbank " Commercial Joint-Stock Bank***
Location: ***79, Karasunskaya Str., Krasnodar***
Mailing address:***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***

25. Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:

25.1. Name: ***"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Mailing address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.1.1. *Victor Alexandrovich Kruzhkov*
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.1.2. ***Vasili Georguievich Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.1.3. ***Mikhail Georgievich Baryshnikov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,000987%***

25.1.4. ***Alexander Georguevich Georguizov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,060399%***

25.1.5. ***Vasili Yegorovich Fateev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,00803%***

25.2. Name: ***Closed Joint-Stock Company "Health-care complex "Orbita"***
Location: ***Olginka, Tuapse District, Krasnodar Territory***
Mailing address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.2.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.2.2. ***Anna Mikhailovna Sadokhina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,11%***

25.2.3. ***Victor Alexandrovich Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.2.4. ***Nina Igorevna Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,0007%***

25.2.5. ***Victor Saveljevich Chaban***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,014213%***

25.3. Name: ***Closed Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Mailing address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.3.1. ***Victor Alexandrovich Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.3.2. *Vasili Dmitrievich Voronov*
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,017917%***

25.3.3. ***Vasili Georguievich Kuskov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,13462%***

25.3.4. ***Valeri Ivanovich Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.3.5. ***Alexander Georguievich Sokolchik***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,003553%***

25.4. Name: ***Closed Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Mailing address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:
25.4.1. ***Victor Alexandrovich Kruzhkov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,22%***

25.4.2. ***Valeri Ivanovich Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.3. ***Stanislav Leonidovich Novakovski***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,165138%***

25.4.4. ***Nikolay VVasiljevich Serguienko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,082494%***

25.4.5. ***Nikolay Semyonovich Garazha***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,019934%***

25.5. Name: ***Closed Joint-Stock Company "Avtocenter-Yug"***
Location: ***48, Myskhakskoye Shosse, Novorossiysk***
Mailing address: ***48, Myskhakskoye Shosse, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:
25.5.1. ***Victor Alexandrovich Kruzhkov***
Function: ***Member of the Board of Directors***

Share in the issuer's charter capital: ***0,22%***

25.5.2. ***Edward Semyonovich Ilyushin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,198788%***

25.5.3. ***Sergey Sergeevich Lychak***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0 %***

25.5.4. ***Valeri Mikhailovich Orlov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,045958%***

25.5.5. ***Vasili Dmitrievich Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,179168%***

25.6. Name: ***Closed Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***Krasnodar***
Mailing address: ***110/1,Aivazovskogo St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the issuer's authorized capital: ***none***
Officials:
25.6.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.6.2. ***Ivan Fyodorovich Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.3. ***Alexander Petrovich Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.4. ***Alexander Georgievich Kudryavtsev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.8. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Mailing address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.8.1. *Alexander Vasiljevich Pugachev*
Function: ***Sole executive authority***
Share in the issuer's charter capital: ***0%***

26. Other issuer's affiliated persons:
26.1 Name: " ***Insurance company "Kostars"Closed Joimt Stock Company***
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Mailing address: ***15a, Kalanchevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.2 Name: " ***Electrosvyaz" OAO, Volgograd Region***
Location: ***9, Mira St., Volgograd, 400066***
Mailing address: ***9, Mira St., Volgograd, 400066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none]***

26.3 Name: ***Closed Joint Stock company "Joint Stock Commercial Innovation Bank of Telecommunications and Informatics Development "Pochtobank"***
Location: ***68, Lenin St., Perm, 614096***
Mailing address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.4 Name: ***Closed Joint Stock Company "Altel"***
Location: ***54-B, Lenin pr., Barnaul, 656099***
Mailing address: ***54-B, Lenin pr., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.5 Name: ***Closed Joint Stock Company "Astrakhan-Mobile"***
Location: ***37, D.Rid Str., Astrakhan, 414000***
Mailing address: ***37, D.Rid Str., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.6 Name: ***Closed Joint Stock Company "BRIZ" Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Mailing address: ***17-1, Starokonyushenny per., Moscow, 121002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.7 Name: ***Closed Joint Stock Company "Bryanskie sotovye seti"***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.8 Name: ***Closed Joint Stock Company "Westelcom"***
Location: ***26, Suschovski val., Moscow, 12701864***

Mailing address: ***26, Suschovski val., Moscow, 127018***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.9 Name: ***Closed Joint Stock Company "Volgograd-Mobile"***
Location: ***13a, Nevskaya St., Volgograd***
Mailing address: ***13a, Nevskaya St., Volgograd***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.10 Name: ***Closed Joint Stock Company "BCNET"***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Mailing address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.11 Name: ***Closed Joint Stock Company " Dag.TV-inform"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***3, Lenin pr., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.12 Name: ***Closed Joint Stock Company " Dagestanskaya sotovaya svyaz"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Mailing address: ***7, Oscara St., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.13 Name: ***Closed Joint Stock Company " Yeniseitelecom"***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.14 Name: ***Closed Joint Stock Company " Engineering center"***
Location: ***16, Kazakova St., Moscow, 103064***
Mailing address: ***16, Kazakova St., Moscow, 103064***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.15 Name: ***Closed Joint Stock Company " Kaluzhskaya sotovaya svyaz"***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Mailing address: ***85/2, Nikitina St., Kaluga, 248003***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.16 Name: ***Closed Joint Stock Company "Kurganski Sotovy Telefon"***
Location: ***13, Sverdlov St., Kurgan, 640003 RF***

Mailing address: ***13, Sverdlov St., Kurgan, 640003 RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.17 Name: "***Lakhdenpokhski telefon" Closed Joint Stock Company***
Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Mailing address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.18 Name: "***Nizhegorodskaya Sotovaya Svyaz" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.19 Name: "***Nizhegorodski Radiotelefon" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.20 Name: "***Novgorod Deitacom" Closed Joint Stock Company***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Mailing address: ***20, Mikhaylova St.,Velikiy Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.21 Name: "***Novocom"Closed Joint Stock Company***
Location: ***12, Lenin St., Novosibirsk-99***
Mailing address: ***12, Lenin St., Novosibirsk-99***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.22 Name: "***Altayskaya investment company " ALTINCOM"Closed Joint Stock Company***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Mailing address: ***96, Paparanintsev St., Barnaul, 656049***
The issuer's share in the affiliated person's authorized capital: ***none***

26.23 Name: "***Baikalvestcom"Closed Joint Stock Company***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Mailing address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.24 Name: "***Vladimir Teleservice"Closed Joint Stock Company***
Location: ***20, Gorokhovaya St., Vladimir, 600017***
Mailing address: ***20, Gorokhovaya St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.25 Name: " ***Volgograd-GSM" Closed Joint Stock Company***
Location: ***21,Komunisticheskaya St., Volgograd***
Mailing address: ***21,Komunisticheskaya St., Volgograd***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.26 Name: " ***Vologodskaya sotovaya svyaz"Closed Joint Stock Company***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Mailing address: ***109, Zosimovskaya St., Vologda, 160009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.27 Name: " ***Globalstar Cosmicheskie telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Mailing address: 5, ***3/25, Sytinski per., Moscow, 103104***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.28 Name: " ***Yermak RMS" Closed Joint Stock Company***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626200***
Mailing address: ***3, Kominterna St., Khanty-Mansiysk, 626200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.29 Name: " ***Interelectrosvyaz"Closed Joint Stock Company***
Location: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
Mailing address: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.30 Name: " ***Infinvest"Closed Joint Stock Company***
Location: ***68, Lenin Str., Perm, 614096***
Mailing address: ***32, Gagarin bulvar., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.31 Name: " ***Istok i C"Closed Joint Stock Company***
Location: ***23, Geroev St., Balakovo, Saratov region, 423800***
Mailing address: ***23, Geroev St., Balakovo, Saratov region, 423800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.32 Name: " ***Kedr RMS"Closed Joint Stock Company***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.33 Name: " *Mobile telecommunications"Closed Joint Stock Company*
Location: *55/2, Plyuschikha St., Moscow, 119121*
Mailing address: *22, Marksistskaya St., Moscow, 109147*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.34 Name: " *Narodny Telephone Saratov"Closed Joint Stock Company*
Location: *40, Kiseleva St., Saratov, 410600*
Mailing address: *40, Kiseleva St., Saratov, 410600*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.35 Name: " *Novosibirskaya Sotovaya Svyaz-450"Closed Joint Stock Company*
Location: *30, Kamenskaya St., Novosibirsk, 630099*
Mailing address: *30, Kamenskaya St., Novosibirsk, 630099*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.36 Name: " *Orenburg GSM" Closed Joint Stock Company*
Location: *11, Volodarskogo St., Orenburg, Russia, 460000*
Mailing address: *mail box 2153, Orenburg, Russia, 460052*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.37 Name: *"Primtelefon" Closed Joint Stock Company*
Location: *24, Okeanski prospekt, Vladivostok, 690000*
Mailing address: : *24, Okeanski prospekt, Vladivostok, 690000*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.38 Name: *"Pulse Radio Yoshkar-Ola" Closed Joint Stock Company*
Location: *138, Sovetskaya St., Yoshkar-Ola*
Mailing address: : *138, Sovetskaya St., Yoshkar-Ola*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.39 Name: " *ROSPAK" Closed Joint Stock Company*
Location: *2a, Bryusov per., Moscow, 103009*
Mailing address: *2a, Bryusov per., Moscow, 103009*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.40 Name: " *Rostelecomport" Closed Joint Stock Company*
Location: *22, Oktyabrskaya St., Kingisesht,188450*
Mailing address: *22, Oktyabrskaya St., Kingisesht,188450*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.41 Name: " *RTK-Invest" Closed Joint Stock Company*
Location: *5, Delegatskaya St., Moscow, 103091*

Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.42 Name: " ***RTK-Center"Closed Joint Stock Company***
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.43 Name: " ***RusLizingSvyaz" Closed Joint Stock Company***
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Mailing address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.44 Name: ***"Saint Petersburg Center of Telecommunications"Closed Joint Stock Company***
Location: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
Mailing address: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.45 Name: ***Closed Joint Stock Company "Saratov-Mobile"***
Location: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
Mailing address: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.46 Name: " ***Svyazinformkomplekt" Closed Joint Stock Company***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Mailing address: ***4A, Darvin St., Chelyabinsk, 454087***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.47 Name: " ***Svyazproject" Closed Joint Stock Company***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123154***
Mailing address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.48 Name: " ***Sibirskie Sotovye Sistemy-900"Closed Joint Stock Company***
Location: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
Mailing address: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.49 Name: " ***Sotovaya svyaz Birobidzhana"Closed Joint Stock Company***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
Mailing address: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.50 Name: " ***Sotovaya svyaz Mordovii"Closed Joint Stock Company***
Location: ***13, Bolshevistskaya St., Saransk, Mordovia Republic, Russia***
Mailing address: ***13, Bolshevistskaya St., Saransk, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.51 Name: " ***Stavropolskaya Sotovaya Svyaz" Closed Joint Stock Company***
Location: ***7,Kominterna St., Stavropol, 355035***
Mailing address: ***7,Kominterna St., Stavropol, 355035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.52 Name: " ***Telebarents"Closed Joint Stock Company***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Mailing address: ***37, Parkovaya St., Petrozavodsk, 185014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.53 Name: " ***Teleross-Vladivostok" Closed Joint Stock Company***
Location: ***36,Praporschika Komarova St.,Vladivostok, 690000***
Mailing address: ***36,Praporschika Komarova St.,Vladivostok, 690000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.54 Name: " ***Teleross-Volgograd" Closed Joint Stock Company***
Location: ***1 floor, 88,Lenin St.,Volgograd, 400005***
Mailing address: ***1 floor, 88,Lenin St.,Volgograd, 400005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.55 Name: " ***Teleross-Voronezh" Closed Joint Stock Company***
Location: ***35, Revolutsii Prospect,Voronezh, 394000***
Mailing address: ***35, Revolutsii Prospect,Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.56 Name: " ***Teleross-Novosibirsk" Closed Joint Stock Company***
Location: ***5,Lenin St.,Novosibirsk, 930099***
Mailing address: ***5,Lenin St.,Novosibirsk, 930099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.57 Name: " ***Teleross-Tyumen" Closed Joint Stock Company***
Location: ***61, Respubliki St.,Tyumen, 625000***
Mailing address: ***61, Respubliki St.,Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.58 Name: " *Telesot-Alania"Closed Joint Stock Company*
Location: *47, Kirova St., Vladikavkaz, 362040*
Mailing address: *6, Gugkaeva St., Vladikabkaz, 362040 RSO-A*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.59 Name: "*TyumenRuscom" Closed Joint Stock Company*
Location: *56, Malygina St.,Tyumen, 625048*
Mailing address: *56, Malygina St.,Tyumen, 625048*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.60 Name: " *Ulyanovsk-GSM"Closed Joint Stock Company*
Location: *60, L.Tolstogo St., Ulyanovsk, 432601*
Mailing address: *41, Krasnoarmeyskaya St., Ulyanovsk, 432063*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.61 Name: " *Usolski telephone"Closed Joint Stock Company*
Location: *69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470*
Mailing address: *69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.62 Name: " *Firm "Permtelecom"Closed Joint Stock Company*
Location: *45, Podlesnaya St., Perm, 614066*
Mailing address: *45, Podlesnaya St., Perm, 614066*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.63 Name: " *FK-svyaz"Closed Joint Stock Company*
Location: *14, Volgogradski pr., Moscow, 109316*
Mailing address: *14, Volgogradski pr., Moscow, 109316*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.64 Name: "*Center vnedrenia specializirovannyh system"Closed Joint Stock Company*
Location: *161, Kirova St., Chelyabinsk, 454005*
Mailing address: *161, Kirova St., Chelyabinsk, 454005*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.65 Name: *"Digital telecommunications"Closed Joint Stock Company*
Location: *20a, Gagarin St., Cheboksary, 428000*
Mailing address: *20a, Gagarin St., Cheboksary, 428000*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.66 Name: *"Chery- Page"Closed Joint Stock Company*
Location: ***83, K.Ivanov St., Cheboksary, 428018***
Mailing address: ***83, K.Ivanov St., Cheboksary, 428018***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.67 Name: " *Yuzhno-Sibirskaya Sotovaya svyaz"Closed Joint Stock Company*
Location: ***13, Severo-Zapadnaya St., Barnaul***
Mailing address: ***13, Severo-Zapadnaya St., Barnaul***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.68 Name: " *United Telecom Ural"Closed Joint Stock Company*
Location: ***9, 25 Let Oktyabrya St., Perm, 614000***
Mailing address: ***9, 25 Let Oktyabrya St., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.69 Name: " *Russki acceptny bank"CB*
Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Mailing address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.70 Name: " *Region-Svyaz" Non-state superannuation fund*
Location: ***278, Pushkinskaya St., Izhevsk, 426008***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426008***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.71 Name: " *Svyazist"Non-state superannuation fund*
Location: ***10, Tsvillinga St., Chelyabinsk, 454000***
Mailing address: ***10, Tsvillinga St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.72 Name: " *Perminform" Limited Company*
Location: ***2, Krupskoy St., Perm, 614060***
Mailing address: ***2, Krupskoy St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.73 Name: " *AMT" Limited Company*
Location: ***14, Sinopskaya nab., Saint-Petersburg***
Mailing address: ***3-5, B. Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.74 Name: " *Bona"Limited Company*

Location: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
Mailing address: ***45, Troitsky pr., Arkhangelsk, 163061, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.75 Name: " ***VladPage"Limited Company***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.76 Name: " ***Vladimirski taxofon"Limited Company***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Mailing address: ***32"B", Stroiteley pr., Vladimir, 600014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.77 Name: " ***Vyatka page" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Mailing address: ***115, Oktyabrski pr., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.78 Name: " ***Vyatskaya sotovaya svyaz" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Mailing address: ***1, Uralskaya St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.79 Name: " ***Informtek"Limited Company***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Mailing address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.80 Name: " ***Kamalyaskcom" Limited Company***
Location: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
Mailing address: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.81 Name: " ***Mobil-Com" Limited Company***
Location: ***17, Mira St., Vladimir, 600017***
Mailing address: ***17, Mira St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.82 Name: " ***Pagetelecom"Limited Company***
Location: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
Mailing address: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.83 Name: " ***Perm TV and Radio Company "Ural Inform TV" Limited Company***
Location: ***2, Krupskoy St., Perm, 614060***
Mailing address: ***2, Krupskoy St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.84 Name: " ***Policomp"Limited Company***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.85 Name: " ***Radio-Rezonans" Limited Company***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Mailing address: ***8, Okski syezd, N.Novgorod, 603022***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.86 Name: " ***Sevtelecom"Limited Company***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Mailing address: ***27, Leningradskaya St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.87 Name: " ***Telecom-Stroy"Limited Company***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Mailing address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.88 Name: " ***Telecom-Terminal"Limited Company***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Mailing address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.89 Name: " ***Tomsktelecom-Nicola Tesla"Limited Company***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Mailing address: ***1, Makrushina St., Tomsk, Russia 634040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.90 Name: " ***Torgovy dom "Electrosvyaz"Limited Company***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.91 Name: " *Torgsvyaz"Limited Company*
Location: ***129/a, Lenin St., Kirov***
Mailing address: ***129/a, Lenin St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.92 Name: " ***Tyumentelecom-Invest" Limited Company***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Mailing address: ***56, Respubliki St., Tyumen, Russia, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.93 Name: " ***Udmurtskie sotovye seti-450"Limited Company***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Mailing address: ***206, Pushkinskaya St., Izhevsk, 426034***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.94 Name: " ***Factorial-99"Limited Company***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Mailing address: ***47, Bratski per., Rostov-on-Don, 344082***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.95 Name: " ***Centrum" Limited Company***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Mailing address: ***22, Antikaynena St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.96 Name: " ***Rostinform" Scientific and production center Limited Company***
Location: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
Mailing address: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.97 Name: " ***Izhcom" Russian-American JV Limited Company***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Mailing address: ***206, Karl Marx St., Izhevsk, 426057***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.98 Name: " ***Magalyascom" JV Limited Company***
Location: ***2-a, Lenin St., Magadan***
Mailing address: ***2-a, Lenin St., Magadan***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.99 Name: " ***ROS" CHOP Limited Company***

Location: ***30, Dzerzhinskogo St., Penza, 440062***
Mailing address: ***30, Dzerzhinskogo St., Penza, 440062***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.100 Name: " ***Rostelecom-bezopasnost" CHOP Limited Company***
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Mailing address: ***2/2, Deguninskaya St., Moscow, 127486***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.101 Name: ***"Artelecom"Open Joint Stock Company, Arkhangelsk Region***
Location: ***45, Troitski pr., Arkhangelsk, 163061***
Mailing address: ***45, Troitski pr., Arkhangelsk, 163061***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.102 Name: ***"Belgorodelectrosvyaz"Open Joint Stock Company***
Location: ***3, Revolutsii pl., Belgorod, 308800***
Mailing address: ***3, Revolutsii pl., Belgorod, 308800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.103 Name: ***"Bryansksvyazinform" Open Joint Stock Company***
Location: ***9, Karl Marx St., Bryansk, 241000***
Mailing address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.104 Name: " ***Giprosvyaz"Open Joint Stock Company***
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Mailing address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.105 Name: ***"Ivtelecom" Open Joint Stock Company***
Location: ***17, Lenin Prospect, Ivanovo, 153000***
Mailing address: ***17, Lenin Prospect, Ivanovo, 153000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.106 Name: " ***Kamchatsvyazinform"Open Joint Stock Company***
Location: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
Mailing address: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.107 Name: " ***Karachaevo-Cherkesskelectrosvyaz"Open Joint Stock Company***
Location: ***17,Soyuzny per., Cherkessk, 357100***
Mailing address: ***17,Soyuzny per., Cherkessk, 357100***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.108 Name: " ***Murmanelectrosvyaz"Open Joint Stock Company***
Location: ***82-a, Lenin Prospect., Murmansk, 183038***
Mailing address: ***82-a, Lenin Prospect., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.109 Name: " ***NGTS-Page' Open Joint Stock Company***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Mailing address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.110 Name: " ***Rinet"Open Joint Stock Company***
Location: ***86, Kirova St., Novosibirsk, 630102***
Mailing address: ***1, Trudovaya St., Novosibirsk 99***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.111 Name: ***"Svyazinform" Open Joint Stock Company , Nizhegorodskaya Region***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Mailing address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.112 Name: ***"Svyazinform"Open Joint Stock Company , Mordovia Republic***
Location: ***13, Bolshevistskaya St., Saransk,430000***
Mailing address: ***13, Bolshevistskaya St., Saransk,430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.113 Name: " ***Svyazinform" Open Joint Stock Company , Samara Region***
Location: ***24, Leningradskaya St., Samara, 443099***
Mailing address: ***24, Leningradskaya St., Samara, 443099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.114 Name: " ***Sevosetinelectrosvyaz"Open Joint Stock Company***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Mailing address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.115 Name: " ***Sibirtelecom" Open Joint Stock Company***
Location: ***5, Lenin St., Novosibirsk, 630099***
Mailing address: ***5, Lenin St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.116 Name: *"**Smolensksvyazinform"Open Joint Stock Company***
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Mailing address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.117 Name: " ***Stavtelecom"Open Joint Stock Company***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355035***
Mailing address: ***23, Oktyabrskoy Revolutsii Pr.,mail box 15/85, Stavropol, 355035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.118 Name: " ***Stromgeomash"Open Joint Stock Company***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Mailing address: ***35, promzona Lazurnaya, Tver, 170017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.119 Name: "***Tambovskaya electrosvyaz"Open Joint Stock Company***
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Mailing address: ***114, Sovetskaya St., Tambov, 392002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.120 Name: " ***Telecom" Open Joint Stock Company Ryazan Region***
Location: ***36, Svobody St., Ryazan, 390006***
Mailing address: ***36, Svobody St., Ryazan, 390006***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.121 Name: " ***Tomsktelecom"Open Joint Stock Company***
Location: ***21, Krylova St., Tomsk, 634050***
Mailing address: ***21, Krylova St., Tomsk, 634050***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.122 Name: " ***Tulatelecom"Open Joint Stock Company***
Location: ***33, Lenin pr., Tula, 300000***
Mailing address: ***33, Lenin pr., Tula, 300000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.123 Name: " ***Udmurttelecom"Open Joint Stock Company***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Mailing address: ***278, Pushkinskaya St., Izhevsk, 426000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.124 Name: " *Uralsvyazinform"Open Joint Stock Company*
Location: ***68, Lenin St., Perm, 614096***
Mailing address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.125 Name: *"Cherepovetselectrosvyaz"Open Joint Stock Company*
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Mailing address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.126 Name: " *Electrosvyaz" Open Joint Stock Company , Kemerovo Region*
Location: ***61, Sovetski pr., Kemerovo, 650099***
Mailing address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.127 Name: *"Electrosvyaz"Open Joint Stock Company , Kostroma Region*
Location: ***1, Podlipaeva St., Kostroma, 156601***
Mailing address: ***1, Podlipaeva St., Kostroma, 156601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.128 Name: " *Electrosvyaz"Open Joint Stock Company , Krasnoyarsk Territory*
Location: ***102, Mira pr., Krasnoyarsk, 660017***
Mailing address: ***102, Mira pr., Krasnoyarsk, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.129 Name: *"Electrosvyaz"Open Joint Stock Company , Kursk Region*
Location: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
Mailing address: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.130 Name: " *Electrosvyaz"Open Joint Stock Company , Omsk Region*
Location: ***36, Gagarina St., Omsk, 644099***
Mailing address: ***36, Gagarina St., Omsk, 644099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.131 Name: " *Electrosvyaz"Open Joint Stock Company , Orenburg Region*
Location: ***11, Volodarskogo St., Orenburg, 460000***
Mailing address: ***11, Volodarskogo St., Orenburg, 460000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.132 Name: *"Electrosvyaz"Open Joint Stock Company , Oryol Region*
Location: ***43, Lenin St., Oryol, 302000***

Mailing address: ***43, Lenin St., Oryol, 302000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.133 Name: " ***Electrosvyaz" Open Joint Stock Company , Khakasia Republic***
Location: ***20, Schetinkina St., Abakan, 662600***
Mailing address: ***20, Schetinkina St., Abakan, 662600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.134 Name: "***Electrosvyaz"Open Joint Stock Company , Tverj Region***
Location: ***24, Novotorzhskaya St., Tverj, 170000***
Mailing address: ***24, Novotorzhskaya St., Tverj, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.135 Name: " ***Electrosvyaz"Open Joint Stock Company , Chita Region***
Location: ***107, Lenin St., Chita, 672076***
Mailing address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.136 Name: " ***AK Mobiltelecom"Open Joint Stock Company***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Mailing address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.137 Name: " ***Altaytelecom"Open Joint Stock Company***
Location: ***54, Lenin St., Barnaul, 656099***
Mailing address: ***54, Lenin St., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.138 Name: " ***Alternativnye tefonnye seti"Open Joint Stock Company***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Mailing address: ***22, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.139 Name: " ***Amursvyaz"Open Joint Stock Company***
Location: ***159, Gorkogo St., Blagoveschensk, 675011***
Mailing address: ***159, Gorkogo St., Blagoveschensk, 675011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.140 Name: "***Voronezhsvyazinform"Open Joint Stock Company***
Location: ***35, Revolutsii pr., Voronezh, 394000***
Mailing address: ***35, Revolutsii pr., Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.141 Name: " ***Dagsvyazinform"Open Joint Stock Company***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Mailing address: ***3, Lenin Pl., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.142 Name: " ***Dalnevostochnaya companiya electrosvyazi" Open Joint Stock Company***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Mailing address: ***57, Svetlanskaya St., Vladivostok, 690600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.143 Name: " ***Kabardino-Balkarskie telecommunications"Open Joint Stock Company***
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Mailing address: ***14, Shogentsukova pr., Nalchik, 360051***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.144 Name: ***"Kirovelectrosvyaz" Open Joint Stock Company***
Location: ***43/1, Drelevskogo St., Kirov,610000***
Mailing address: ***43/1, Drelevskogo St., Kirov,610000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.145 Name: ***"Lensvyaz"Open Joint Stock Company***
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Mailing address: ***61, B.Morskaya St., St.Petersburg, 190000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.146 Name: ***"Lipetskelectrosvyaz"Open Joint Stock Company***
Location: ***2, Zegelya St., Lipetsk, 398000***
Mailing address: ***2, Zegelya St., Lipetsk, 398000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.147 Name: " ***Magadansvyazinform"Open Joint Stock Company***
Location: ***2a, Lenin St., Magadan, 685000***
Mailing address: ***2a, Lenin St., Magadan, 685000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.148 Name: " ***Martelcom"Open Joint Stock Company Mariy-El Republic***
Location: ***138, Sovetskaya St.,Yoshkar-Ola, 424000***
Mailing address: ***138, Sovetskaya St.,Yoshkar-Ola, 424000***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.149 Name: *"Novgorodtelecom"Open Joint Stock Company*
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Mailing address: ***2, B.Dvortsovaya St., Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.150 Name: " ***Saratovelectrosvyaz"Open Joint Stock Company***
Location: ***40, Kisilyova St., Saratov, 410600***
Mailing address: ***124, Pervomayskaya St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.151 Name: " ***Sakhalinelectrosvyaz"Open Joint Stock Company***
Location: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
Mailing address: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.152 Name: " ***Svyazinform" Open Joint Stock Company , Astrakhan Region***
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Mailing address: ***7/8, Teatralny per., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.153 Name: " ***Svyazinform"Open Joint Stock Company , Penza Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Mailing address: ***1/3, Kuprina St., Penza, 440606***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.154 Name: ***"Svyazinform" Open Joint Stock Company , Chelyabinsk Region***
Location: ***Mira Str., Tryokhgorny, Chelyabinsk Region, 456236***
Mailing address:***161, Kirova St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.155 Name: ***"Svyazinform"Open Joint Stock Company , Chuvashskaya Republic***
Location: ***2, Lenin pr., Cheboksary, 428000***
Mailing address: ***2, Lenin pr., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.156 Name: " ***North-West Telecom" Open Joint Stock Company***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Mailing address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.157 Name: " *SKET"Open Joint Stock Company*
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Mailing address: ***4, Tukhachevskogo St., Stavropol, 355040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.158 Name: " ***Telephone-telegraph company"Open Joint Stock Company , Jewish Autonomous Region***
Location: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
Mailing address: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.159 Name: " ***Tyumentelecom"Open Joint Stock Company***
Location: ***56, Respubliki St., Tyumen, 625000***
Mailing address: ***56, Respubliki St., Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.160 Name: " ***Uraltelecom"Open Joint Stock Company , Sverdlovsk Region***
Location: ***134b, Lunacharskogo St., Ekaterinburg, 620110***
Mailing address: : ***134b, Lunacharskogo St., Ekaterinburg, 620110***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.161 Name: "***Central Telecommunications Company"Open Joint Stock Company***
Location: ***23,Proletarskaya Str.,Khimki, 141400***
Mailing address: ***23,Proletarskaya Str.,Khimki, 141400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.162 Name: "***Central Telegraph" Open Joint Stock Company***
Location: ***7, Tverskaya St., Moscow, 103375***
Mailing address: ***7, Tverskaya St., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.163 Name: " ***Electrosvyaz of Adygeya Republic" Open Joint Stock Company***
Location: ***18, Gogolya St., Maykop, 352700***
Mailing address: ***18, Gogolya St., Maykop, 352700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.164 Name: "***Electrosvyaz"Open Joint Stock Company , Vladimir Region***
Location: ***42, Gorkogo St., Vladimir, 600000***
Mailing address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.165 Name: "***Electrosvyaz"Open Joint Stock Company , Vologda Region***

Location: ***4, Sovetski pr., Vologda, 160035***
Mailing address: ***4, Sovetski pr., Vologda, 160035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.166 Name: "***Electrosvyaz"Open Joint Stock Company, Irkutsk Region***
Location: ***37, Sverdlova St., Irkutsk, 664011***
Mailing address: ***37, Sverdlova St., Irkutsk, 664011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.167 Name: "***Electrosvyaz"Open Joint Stock Company, Kaliningrad Region***
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Mailing address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.168 Name: "***Electrosvyaz"Open Joint Stock Company, Kaluga Region***
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Mailing address: ***38, Teatralnaya St., Kaluga, 248 600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.169 Name: "***Electrosvyaz"Open Joint Stock Company, Kurgan Region***
Location: ***44, Gogol St., Kurgan, 640000***
Mailing address: ***44, Gogol St., Kurgan, 640000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.170 Name: "***Electrosvyaz"Open Joint Stock Company, Pskov Region***
Location: ***5, Oktyabrski pr., Pskov, 180000***
Mailing address: ***5, Oktyabrski pr., Pskov, 180000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.171 Name: "***Electrosvyaz" Open Joint Stock Company, Altay Republic***
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Mailing address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.172 Name: "***Electrosvyaz"Open Joint Stock Company, Buryatia Republic***
Location: ***61, Lenin St., Ulan-Ude, 670000***
Mailing address: ***61, Lenin St., Ulan-Ude, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.173 Name: "***Electricheskaya svyaz"Open Joint Stock Company, Kalmykia Republic***
Location: ***255, Lenin St., Elista, 358000***

Mailing address: ***255, Lenin St., Elista, 358000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.174 Name: ***"Electrosvyaz"Open Joint Stock Company , Karelia Republic***
Location: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
Mailing address: ***5, Dzerzhinskogo St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.175 Name: ***" Electrosvyaz"Open Joint Stock Company ,Rostov Region***
Location: ***47, Bratski per.,Rostov-on-Don***
Mailing address: ***47, Bratski per.,Rostov-on-Don, 344082***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.176 Name: ***"Electrosvyaz"Open Joint Stock Company , Ryazanj Region***
Location: ***49, Pochtovaya St., Ryazanj, 390000***
Mailing address: ***49, Pochtovaya St., Ryazanj, 390000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.177 Name: ***"Electrosvyaz"Open Joint Stock Company , Stavropol Territory***
Location: ***10/12,Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Mailing address: ***10/12,Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.178 Name: ***" Electrosvyaz"Open Joint Stock Company , Ulyanovsk Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***
Mailing address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.179 Name: ***" Electrosvyaz"Open Joint Stock Company , Khabarovsk Territory***
Location: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
Mailing address: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.180 Name: ***" Yamalelectrosvyaz" Open Joint Stock Company***
Location: ***2, Matrosova St., Salikhard, 626608***
Mailing address: ***2, Matrosova St., Salikhard, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.181 Name: ***"Yartelecom" Open Joint Stock Company***
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Mailing address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.182 Name: " ***Rostelecom" Open Joint Stock Company of Long-Distance and International Telecommunications***
Location: ***5, Delegatskaya St., Moscow, 103091***
Mailing address: ***5, Delegatskaya St., Moscow, 103091***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.183 Name: " ***Open Joint Stock Company on Telecommunications in Khanty-Mansiysk Autonomous Region***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626608***
Mailing address: ***3, Kominterna St., Khanty-Mansiysk, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.184 Name: " ***Kolatelecom"Closed Joint Stock Company JV***
Location: ***5, Samoilovoy St., Murmansk, 183038***
Mailing address: ***5, Samoilovoy St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.185 Name: " ***Teleport Ivanovo"(TPI) Limited Company***
Location: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
Mailing address: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.186 Name: " ***SCS-Sovintel" Limited Company JV***
Location: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
Mailing address: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

27. The issuer's stockholding in the authorized capital of legal persons – affiliated persons.
See items 24, 25, 26.

28. Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:
See items 24, 25, 26.

29. Owners of 5% and more of voting shares in the issuer's highest management organ.

Name: ***"Investment Communications Company" PJSC***
Share: ***50,67 %***

Name: *Closed Joint-Stock Company "Depositary and Clearing Company" (nominal holder)*
Share: *14,4 %*

Name: *"Bank Credit Swiss First Boston JSC " (nominal holder)*
Share: *7,06 %*

Name: *"ING Bank (Euroasia)" Closed Joint-Stock Company/ING Deposit.(nominal holder)*
Share: *5,36 %*

30. The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.

Organization: *North-Caucasian Regional Association of Telecommunication Operators*
The issuer's place and functions in the organization: *Participant*

31. The issuer's branches and agencies.

Name: *Anapa Joint Communications Center*
Location: *Anapa*
Mailing address: *111, Novorossiyskaya St., Anapa*
Director: *Vladimir Vasilyevich Smaglyuk*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2002*

Name: *Armavir Joint Communications Center*
Location: *Armavir*
Mailing address:*91, Lenin St., Armavir*
Director: *Nickolay Nickolaevich Mikhaylichenko*
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2002*

Name: *Yeisk Joint Communications Center*
Location: *Yeisk*
Mailing address:*45, Schshorsa St., Yeisk*
Director: *Vladimir Ivanovich Sokur*
Date of inauguration: *20.04.1994*
Letter of attorney is valid till: *31.12.2002*

Name: *Kropotkin Joint Communications Center*
Location: *Kropotkin*
Mailing address:*102, Krasnaya St., Kropotkin*
Director: *Victor Mikhailovich Yefanov*
Date of inauguration:*01.03.1999*
Letter of attorney is valid till: *31.12.2002*

Name: *Krymsk Joint Communications Center*
Location: *Krymsk*
Mailing address:*37, Sineva St., Krymsk*

Director: ***Sergei Alexeevich Kashkin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2002***

Name: ***Kurganinsk Communications Center***
Location: ***Kurganinsk***
Mailing address:***24, Lenin St., Kurganinsk***
Director: ***Mikhail Georguievich Baryshnikov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2002***

Name: ***Novorossiysk Joint Communications Center***
Location: ***Novorossiysk***
Mailing address:***36, Sovetov St., Novorossiysk***
Director: ***Edward Semyonovich Ilyushin***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2002***

Name: ***Pavlovskaya Communications Center***
Location: ***Pavlovskaya***
Mailing address:***294, Gorkogo St., Pavlovskaya***
Director: ***Anatoly Alexeevich Kornov***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2002***

Name: ***"Sochielectrosvyaz"***
Location: ***Sochi***
Mailing address:***1/2, Vorovskogo St., Sochi***
Director: ***Alexander Valentinovich Apalko***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2002***

Name: ***Tikhoretsk Joint Communications Center***
Location: ***Tikhoretsk***
Mailing address:***24-a, Oktyabrskaya St., Tikhoretsk***
Director: ***Svetlana Vasilyevna Korotenko***
Date of inauguration: ***1.03.1999***
Letter of attorney is valid till: ***31.12.2002***

Name: ***Tuapse Joint Communications Center***
Location: ***Tuapse***
Mailing address:***9, K.Marx St., Tuapse***
Director: ***Zakhar Kevorkovich Avedisyan***
Date of inauguration: ***20.05.1994***
Letter of attorney is valid till: ***31.12.2002***

Name: ***"Kubansvyazservice"***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Galina Ivanovna Skidanova***

Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2002*

Name: ***Krasnodar Operational and Technical Communications Center***
Location: ***Krasnodar***
Mailing address:***49, Kutuzova St., Krasnodar***
Director: ***Vitali Ivanovich Kondratyev***
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2002*

Name: ***Tikhoretsk Operational and Technical Communications Center***
Location: ***Tikhoretsk***
Mailing address:***365, Leningradskaya St., Tikhoretsk***
Director: ***Sergey Stepanovich Musienko***
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2002*

Name: ***Krasnodar Motor-Transport Depot***
Location: ***Krasnodar***
Mailing address:***152, Garazhnaya St., Krasnodar***
Director: ***Sergey Sergeevich Lychak***
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: *31.12.2002*

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***Krasnodar***
Mailing address:***1, Industrialnaya St., Krasnodar***
Director: ***Yuri Nickolaevich Belov***
Date of inauguration:*01.10.1997*
Letter of attorney is valid till: *31.12.2002*

Name: ***"Kubantaksofon"***
Location: ***Krasnodar***
Mailing address:***12, Klubnaya St., Krasnodar***
Director: ***Alexander Grigoryevich Sokolchik***
Date of inauguration: *29.12.1997*
Letter of attorney is valid till: *31.12.2001*

Name: ***Timashevsk Joint Communications Center***
Location: ***Timashevsk***
Mailing address:***179, Krasnaya St., Timashevsk***
Director: ***Stanislav Leonidovich Novokovsky***
Date of inauguration:*01.03.1999*
Letter of attorney is valid till: *31.12.2002*

Name: ***Krasnodar City Telecommunications Center***
Location: ***Krasnodar***
Mailing address:***59, Krasnaya St., Krasnodar***
Director: ***Ivan Fyodorovich Ignatenko***
Date of inauguration:*01.03.1999*

Letter of attorney is valid till: ***31.12.2002***

Name: ***Dinskaya District Communications Center***
Location: ***Dinskaya***
Mailing address:***47, Krasnaya St., Dinskaya***
Director: ***Vitali Borisovich Zubov***
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: ***31.12.2002***

Name: ***Korenovsk Joint Communications Center***
Location: ***Korenovsk***
Mailing address:***209-a, K.Marx St., Korenovsk***
Director: ***Valery Vasilyevich Fomkin***
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: ***31.12.2002***

Name: ***Kanevskiy Joint Communications Center***
Location: ***Kanevskaya***
Mailing address:***96, Nesterenko St., Kanevskaya***
Director: ***Nickolay Vasilyevich Serguienko***
Date of inauguration: *20.05.1994*
Letter of attorney is valid till: ***31.12.2002***

Name: ***Center of New Technologies***
Location: ***Krasnodar***
Mailing address:***40, Komsomolskaya St., Krasnodar***
Director: ***Konstantin Vladlenovich Yunov***
Date of inauguration: ***1.01.2000***
Letter of attorney is valid till: ***31.12.2002***

Name: ***"Electrosvyaz of Adygueya Republic"***
Location: ***22a, Zhukovskogo Str., Maykop, Adygueya Republic, 352700***
Mailing address: ***22a, Zhukovskogo Str., Maykop, Adygueya Republic, 352700***
Director:
Date of inauguration: *13.02.2002*
Letter of attorney is valid till:

Name: ***"Svyazinform", Astrakhan Region***
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Mailing address: ***7/8, Teatralny per., Astrakhan, 414000***
Director:
Date of inauguration: *13.02.2002*
Letter of attorney is valid till:

Name: ***"Volgogradelectrosvyaz"***
Location: ***9, Mira Str., Volgograd, 400131***
Mailing address: ***9, Mira Str., Volgograd, 400131***
Director:
Date of inauguration: *13.02.2002*
Letter of attorney is valid till:

Name: *"KabBalktelecom"*
Location: ***14, Shogentsukova Str.,Nalchik, Kabardino-Balkaria Republic, 360000***
Mailing address: ***14, Shogentsukova Str.,Nalchik,Kabardino-Balkaria Republic, 360000***
Director:
Date of inauguration: ***13.02.2002***
Letter of attorney is valid till:

Name: ***"Electrosvyaz", Kalmykia Republic***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Mailing address: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Director:
Date of inauguration: ***13.02.2002***
Letter of attorney is valid till:

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkessk Republic, 357100***
Mailing address: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkessk Republic, 357100***
Director:
Date of inauguration: ***13.02.2002***
Letter of attorney is valid till:

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Mailing address: ***47, Bratski per., Rostov-on-Don, 344082***
Director:
Date of inauguration: ***13.02.2002***
Letter of attorney is valid till:

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str.,Vladikavkaz, Severnaya Osetia- Alania Republic, 362040***
Mailing address: ***8a, Butyrina Str.,Vladikavkaz, Severnaya Osetia- Alania Republic, 362040***
Date of inauguration: ***13.02.2002***
Letter of attorney is valid till:

Name: ***"Electrosvyaz", Stavropol Territory***
Location: ***10/12, Oktyabrskoy Revolutsii Pr.,Stavropol, 355035***
Mailing address: ***10/12, Oktyabrskoy Revolutsii Pr.,Stavropol, 355035***
Director:
Date of inauguration: ***13.02.2002***
Letter of attorney is valid till:

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar, 350000***
Mailing address: ***294, Golovatogo Str., Krasnodar, 350000***
Director:
Date of inauguration: ***8.01.2002***

Letter of attorney is valid till:

32. The issuer's employees number:
Average number of the issuer's employees on pay-roll including those , working at its branches and agencies, for the period under review: *11 578*

33.Description of the issuer's basic activities.

Till 1992 the sphere of telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:

- *establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;*
- *radio and television broadcasting centers not subject to privatization.*

Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares.
To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investment communications company"(OAO"Svyazinvest") was established.
OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.
Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA. Currently holding OAO "Svyazinvest" controls 79 regional telecom operators, including national provider of long-distance and international communications OAO 'Rostelecom". The holding company's subsidiaries operate public telephone networks which installed capacity is over 27 million telephone lines, they provide services for more than 90% of the country's population. Over 400 thousand people work at the holding subsidiaries.
Strategic directions of telecommunications development are:

- *enlargement of traditional telecom companies through their merger;*
- *time-dependent tariffng of local outgoing calls;*
- *fundamental improvement of tariff policy;*
- *increase of technical level of public telephone networks.*

In December 2000 Government of the Russian Federation approved the "Concept of Telecom Market Development in the Russian Federation" worked out by Ministry of Communication of RF providing for reorganization of Svyazinvest holding structure based on consolidation of regional telecom companies and

improvement of corporate management system. This Program is being carried out now. The key point of the Program on Reorganization is consolidation of regional telecom operators of each of seven Federal Districts on the basis of the most strong telecom company of the corresponding District. This reorganization is aimed at value increase of stock capital of regional telecom entity, improvement of "Svyazinvest" management control, reduction of costs including management overheads and at arrangement of conditions for investments in telecom sector development. 10 companies of the Southern Federal District will be reorganized within the framework of the common Program on Reorganization:
"Volgogradelectrosvyaz"PJSC;
"KabBalktelecom" PJSC;
"Karachaevo-Cherkesskelectrosvyaz" PJSC;
"Svyazinform" PJSC, Astrakhan Region;
"Sevosetinelectrosvyaz" PJSC;
"Electrosvyaz of Adygueya Republic" PJSC;
"Electrosvyaz" PJSC, Kalmykia Republic;
"Rostovelectrosvyaz" PJSC;
"Electrosvyaz" PJSC, Stavropol Territory;
"UTK" PJSC (former "Kubanelectrosvyaz" PJSC).
The companies will be reorganized through their merger into "UTK" PJSC.

Besides the program of reorganization the companies plan to introduce system of time-dependent tariffing of local outgoing calls.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key point here is to put an end to cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to make local telephony profitable and to put an end to its subsidizing by long-distance and international telephony. Simultaneously long-distance and international telephony tariffs may be decreased. "Svyazinvest"PJSC works out new tariff policy together with Ministry of Communications and Informatics of the Russian Federation and Ministry of Anti-Monopoly Policy of the Russian Federation.
Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of queues for installation of telephone sets and increase of level of network digitization.

THE ISSUER'S BACKGROUND

Public Joint-stock company "Southern Telecommunications Company" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory.
"Southern Telecommunications Company" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.
The Krasnodar Territory is situated in the south of Russia's european part. It is washed by the Black Sea in the south-west, the Azov Sea and Kerchenski Channel–

in the north-west It has land borders with Rostov Region, Stavropol Territory and Karachaevo-Cherkessk Republic. Krasnodar Territory is an administrative part of the Southern Federal District It occupies a territory of 76 thousand square kilometers. 5,058.4 million people live there including 53,4% (2,698.8 million) of them - in cities.
It is the largest resort and agroindustrial region of Russia. There are a lot of cold and thermal springs here. Large resorts such as Sochi, Anapa, Gelendzhik, Tuapse are situated in the Black Sea coast. Yeisk in the Azov Sea coast is also a health resort.
Krasnodar Territory is an important agricultural region of Russia. It is the main source of wheat production. Many minerals were founded in the entrails of Kuban: oil, gas, cement marl, iron, copper, gypsum, rock-salt. Kuban has also many mineral springs.
Annual General Shareholders' Meeting held on 30 May,2001, approved the resolution on making the amendment in the Company's Charter about renaming "Kubanelectrosvyaz" PJSC into "Southern Telecommunications Company" PJSC. This amendment was registered by the Registration Board of the Krasnodar City Administration on 28 June,2001.

"UTK" PJSC provides its users with local, long-distance and international telephone calls, document communications, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels. "UTK" PJSC is a natural monopoly in the sphere of telecommunications in the Krasnodar Territory providing users with more than 80% of telecom services and gaining 55,1% of regional telecom market income.

The Company incorporates 23 branch establishments including 16 united, district and 2 operational and technical communication centers, Krasnodar motor-transport depot, Training and commercial center for telecommunications and informatics, Center of New Technologies, "Kubantaxofon" and "Kubansvyazservice". Besides, PJSC "UTK" is a principle shareholder in several companies such as "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"- a center of technical maintenance of "Mersedes" cars, CJSC "Health-care complex "Orbita", providing telecommunication workers with comfortable rest, CJSC "Yugsvyazstroy" and CJSC "CMTO".

Development strategy of the joint stock companies is aimed at increase of telecom services competitiveness. Priority directions are:

- *meeting solvent demands for main services at the expense of increasing equipped number capacity and introducing time-dependent tariffing system (SPUS);*
- *creation of united regional accounting centers;*
- *creation and maintenance of Internet nodes, connection of regional data transmission networks to Internet node;*
- *introduction of intelligent network services;*
- *broadening range of services for corporate customers from big, medium-size and small business and for individual entrepreneurs;*

- *creating subdivisions which will sell services to main clients, equipping public call offices with means of presentation, selling services to corporate users, selective advertising.*

KEY PRODUCTS (SERVICES)

Key products (services) of "Southern Telecommunications Company" PJSC, providing more than 10% of sales proceeds are rendering services of local, long-distance and international telephony to residents and enterprises of the Krasnodar Territory.

Service: long-distance and international telephony
Share in tariff income:
1999 – 60.6%
2000 – 58.4%
2001 –54,7%

Service: local telephony
Share in tariff income:
1999 – 33,0%
2000 – 34,9%
2001 – 36,9%

"Southern Telecommunications Company" PJSC does not export any products (services).

KEY ACTIVITIES AND THEIR SHARE IN TOTAL VOLUME OF SALES

The issuer's priority activity is rendering telecom services.
Their share in total gain:
1999 – 87,0%
2000 – 87.9%
2001 – 95,4%

SOURCES OF PRIMARY PRODUCTS, MATERIALS, SERVICES

Sources of primary products, materials, services.

Equipment	*Main suppliers*
EWSD	*"Siemens AG" (Germany)*
AXE-10	*"Ericsson" (Sweden)*
S-12	*"Alcatel Telecom" (Belgium)*
SI-2000	*"IskraTel" (Slovenia), IskraUralTel (joint venture, Ekaterinburg)*

Main suppliers of transmission systems and fiber-optic cables:

- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.
The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.

The issuer's suppliers delivering more than 10% of all inventory holdings –none.
Outlook for availability of these delivery resources : stable

THE ISSUER'S MARKET

According to the registered licenses for rendering telecom services, the primary market of "Southern Telecommunications Company" PJSC is the Krasnodar Territory. Main users of telecom services are residents, enterprises and organizations of the Krasnodar Territory. Residential consumer's market share is 59,5%, consumer's market share of organizations is 40,5%.

As the activities of "Southern Telecommunications Company" PJSC are of mass nature, no one of its customers accounts for more than 10% of sales volume.

Possible negative factors that can affect the issuer's services market:

- *decline in solvent demand level of the population of the Krasnodar Territory in case of devaluation of the ruble;*
- *deterioration of financial position of enterprises and organizations of the Krasnodar Territory, that will result in growth of "UTK" PJSC's accounts receivable (accounts due from users of telecom services).*

ACTIVITY PRACTICE WITH RESPECT TO RESERVES, THE ISSUER'S POLICY ON CURRENT CAPITAL AND RESERVES

PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.
To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	*2000*	*2001*
1. Proceeds	*2.174 million rubles*	*2.597 million rubles*
2. Turnover ratio of reserves	*18,6*	*16,0*

Calculations are made for a one-year period (it is a ratio of sales proceeds to average amount of reserves during the period).

SEASONAL NATURE OF ACTIVITIES

All the Company's activities are not of seasonal nature.

LONG-TERM OBLIGATIONS
The issuer has no obligations that can affect essentially its activity.

COMPETITIVE ENVIRONMENT

"Southern Telecommunications Company" PJSC operates in the Krasnodar Territory. Almost all population and major part of enterprises of the Krasnodar Territory are the Company's subscribers.
According to data base of Krasnodar Regional State Inspection Directorate on Communications and Informatics in the Russian Federation of 01.01.2002 302 telecom operators entitled to render telecom services in the Krasnodar Territory are registered. 169 of them render services of local, long-distance and zonal telephony, 4 of them render cellular network services, 115 of them render telematic and data transfer services, 14 of them render paging services.
There are some limitations on solvent demand in the telecom market of the Krasnodar Territory (but no limitations on potential demand). There are no limitations of economic character (credits, tariffs, level of profitability, rate of return on capital). In 2001 total amount of telecom services, rendered by all telecom operators of the Krasnodar Territory, constituted 4,496.16 million rubles (ex VAT). During the same period "Southern Telecommunications Company" PJSC rendered telecom services amounting to 2 476.805 million rubles.
Thus, "UTK" PJSC's income share of total revenue of telecommunication sector in the Krasnodar Territory constitutes 55.1%.
At present there are about 20 Internet services providers in the Krasnodar Territory. We see high level of competition in this sphere. "UTK" PJSC's market share reaches 70.2%.
It should be noted that market of new telecom services still remains unoccupied in the Krasnodar Territory (intelligent network services, multimedia,etc.).

34. Investment declaration. Description of the issuer's activities.
Submitted only by investment funds

35. Plans of the issuer's future activities.

Plans of future activities.

Long-term strategic directions:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;*
- *maximization of the Company's profitability;*
- *active tariff policy;*
- *pressing marketing policy;*
- *hard control of expenditures' volume.*

In 2002 "UTK" PJSC plans to assimilate capital investments amounting to 817.5 million rubles and to put into operation fixed assets amounting to 773.9 million rubles. As a result 244.8 kilometers of fiber-optic communication lines will be constructed, 119 612 telephone numbers will be put into operation including 111 347 numbers of digital exchanges. In 2002 32 368 numbers of morally obsolete step-by-step and cross-bar PBXs will be replaced. Reconstruction of Krasnodar City Telephone Network in 2001 made it possible to introduce time-dependent tariffing of local calls. To complete this work in 2002 "UTK" PJSC plans to buy and install equipment of time dependent tariffing system.
To ensure reliable and high-quality operation of communication equipment "UTK" PJSC plans to build and to reconstruct energy supply facilities in Krasnodar, Sochi and Kalininskaya. Ring of fiber-optic lines from Ust-Labinsk to Kurganinsk, Labinsk, Armavir, Mostovskoy will be build to provide continuity of communication. Construction of multi-service network will be continued in Krasnodar to provide population with additional telecom services.

The most important source of "UTK" PJSC future income will remain its activities in rendering telecom services to subscribers: local, long-distance and international telephony, document communication and data transmission, Internet access services, additional services based on new technologies.

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

36. Information about the issuer's authorized capital.
The issuer's authorized capital rate (RUR): *506 142 862.5*

The authorized capital lay-out according to the shares' categories:
Common shares:
Total amount(RUR): *379 606 697.25*
Share in authorized capital: *74.999911 %*
Preference shares:
Total amount (RUR): *126 536 165.25*
Share in the authorized capital: *25.000089 %*

37. Information about the state (municipal institution's) share in the issuer's authorized capital.
The authorized capital's share which is the state (municipal) property:
Type of property: *federal*
Share: *0,0007%*
Share holding agent: *State property fund of the Krasnodar Territory*

The issuer's share holding fixed as state (municipal) property:
no such share

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal institutions to participate in the issuer's management ("golden share"):
not provided

38. Information about the issuer's declared shares.

38.1

Category: ***common***
Form: ***registered, uncertificated***
Full name of declared shares' category/type: ***common registered uncertificated***
Nominal value(RUR): *35.97*
Number: ***17 807 876***
Total value (RUR): ***640 549 299,72***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors***.

38.2

Category: ***preference***
Type: ***A***
Form: ***registered, uncertificated***
Full name of declared shares' category/type: ***preference registered uncertificated***
Nominal value(RUR): *35.97*
Number: ***5 701 305***
Total value (RUR): ***205 075 940,85***
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

39. The issuer's essential agreements and obligations:
None

40. The issuer's obligations on the emission of shares and securities that can be converted into shares:
no such obligations

41. Information about the sanctions imposed on the issuer, its participation in court hearings and examinations:

Sanctions imposed on the issuer by courts and state run public authorities during three financial years prior to the reported one and during the current year:

Date of the sanction's application:***17.08.1999***
Institution that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***

Degree of the sanction execution: ***executed***

Date of the sanction's application:***20.06.2001***
Institution that imposed the sanction: ***fiscal inspection № 3of Krasnodar***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***31.12.2001***
Institution that imposed the sanction: ***State fiscal inspection of Armavir***
Cause of sanction: ***According to the results of scheduled all-round inspection of Armavir Joint Communication Center***
Form of sanction: ***penalty***
Size of sanction(RUR): ***11 915.6***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***31.12.2001***
Institution that imposed the sanction: ***Otradnenskaya Regional Department of Social Insurance Fund***
Cause of sanction: ***According to the results of scheduled all-round inspection of Armavir Joint Communication Center***
Form of sanction: ***penalty***
Size of sanction(RUR): ***558***
Degree of the sanction execution: ***executed***

During the period under review there was no court examination that could essentially affect the issuer's activity.

During the period under review there were no inspections of the issuer's activities.

42. Important facts (events, actions) that took place during the reported period.

Date of fact (event): ***21.01.2002***
Code: ***1400062A21012002***

Reason of cancellation: Resolution on split-up of the Company's common and preference shares, approved by General Shareholders' Meeting of "Southern Telecommunications Company" PJSC (Protocol № 11 of 21.12.2001).

Type, category, form, state registration number of the issue to be cancelled: common registered uncertificated shares, 18-1-1807.
Par value of each security of this type (category), number of securities of this type (category): 35.97 rubles, 10553425 shares
Number of shares to be cancelled: 10553425

Type, category, form, state registration number of the issue to be cancelled: preference registered uncertificated type A shares, 18-1-1808.

Par value of each security of this type (category), number of securities of this type (category): 35.97 rubles, 3517825 shares
Number of shares to be cancelled: 3517825

Date of fact (event): *29.03.2002*
Code: *0400062A29032002*

Closed Joint Stock Company "Kuban-GSM"
Location and mailing address: 61, Gimnazicheskaya Str., Krasnodar, 350000
"UTK" PJSC's share in "Kuban-GSM" authorized capital:
before the event – 24%
after the event – 0%
Actual date of change (event) – 29.03.2002

Date of fact (event): *29.03.2002*
Code: *0200062A29032002*

Anna Mikhailovna Sadokhina – member of the Board of Directors and Administrative Board of "UTK" PJSC.
Share in "Kuban-GSM" authorized capital:
before the change (event) – 2%
after the change(event) – 0%
Actual date of change (event) – 29.03.2002

Leonid Leontyevich Laskavy – member of the Administrative Board of "UTK" PJSC.
Share in "Kuban-GSM" authorized capital:
before the change (event) – 3%
after the change(event) – 0%
Actual date of change (event) – 29.03.2002

Ivan Fyodorovich Ignatenko – member of the Administrative Board of "UTK" PJSC.
Share in "Kuban-GSM" authorized capital:
before the change (event) – 1%
after the change(event) – 0%
Actual date of change (event) – 29.03.2002

Victor Alexandrovich Kruzhkov – member of the Administrative Board of "UTK" PJSC.
Share in "Kuban-GSM" authorized capital:
before the change (event) – 2%
after the change(event) – 0%
Actual date of change (event) – 29.03.2002

Alexander Petrovich Shipulin – member of the Administrative Board of "UTK" PJSC.
Share in "Kuban-GSM" authorized capital:
before the change (event) – 2,5%
after the change(event) – 0%

Actual date of change (event) – 29.03.2002

Date of fact (event): *10.01.2002*
Code: *0900062A10012002*

Profit before taxation for the third quarter of 2001: - 169 219 thousand roubles
Profit before taxation for the forth quarter of 2001: - 69 145 thousand roubles
Profit reduction constituted 100 074 thousand roubles or 59,14%.
Profit reduction is caused by decrease of long-distance and international traffic in 4Q01 as compared to 3Q01.

Date of fact (event): *1.03.2002*
Code: *1800062A01032002*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on February 26, 2002 (Protocol №25 of 26.02.2002):

1. ***To approve Contractor's Agreement №110 with "Yugsvyazstroy" CJSC on replacement of wooden window-frames by aluminum ones in the building of Krasnodar City Telecommunication Center, subsidiary of "UTK" PJSC, at the following address: 294, Golovatogo Str., Krasnodar. To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 527 775 (one million five hundred twenty seven thousand seven hundred and seventy five) rubles. Terms of the Agreement: starting date – March 2002, deadline – July 2002.***
2. ***To approve Contractor's Agreement №4/1 with "Yugsvyazstroy" CJSC on major repairs of administrative building at the following address: 66, Karasunskaya Str., Krasnodar. To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 3 074 000 (three million seventy four thousand) rubles. Terms of the Agreement: starting date – March 2002, deadline – April 2002.***
3. ***To approve Contractor's Agreement № 5 with "Yugsvyazstroy" CJSC on capital construction of the object "block of 106 flats with attached department store in Turgeneva Street in Krasnodar". To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 41 067 504 (forty one million sixty seven thousand five hundred and four) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.***

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Date of fact (event): *21.03.2002*
Code: *1800062A21032002*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on April 18, 2002 (Protocol №34 of 18.04.2002):

1. *To approve Contractor's Agreement №33/1 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of telephone canalization). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 895 053 (one million eight hundred ninety five thousand and fifty three) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.*
2. *To approve Contractor's Agreement №33/2 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 326 997 (one million three hundred twenty six thousand nine hundred and ninety seven) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.*
3. *To approve Contractor's Agreement №33/3 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 729 578 (seven hundred twenty nine thousand five hundred and seventy eight) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.*
4. *To approve Contractor's Agreement №33/4 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (laying of fiver-optic cable). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 418 434 (four hundred eighteen thousand four hundred and thirty four) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.*

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Date of fact (event): *24.01.2002*
Code: *1800062A24012002*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on April 09, 2002 (Protocol №31 of 09.04.2002):

1. *To approve Contractor's Agreement №36/2 with "Yugsvyazstroy" CJSC on reconstruction and extension of local telephone exchange in village Novo-Dzherelievskaya, Bryukhovetsk District, with installation of "Kvant"-type PBX having capacity of 1024 numbers (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 625 565(six hundred twenty five thousand five hundred and sixty five) rubles. Terms of the Agreement: starting date – March 2002, deadline – September 2002.*
2. *To approve Contractor's Agreement №36/1 with "Yugsvyazstroy" CJSC on reconstruction and extension of local telephone exchange in village Novo-Dzherelievskaya, Bryukhovetsk District, with installation of "Kvant"-type PBX having capacity of 1024 numbers (building of telephone canalization). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 350 356(three hundred fifty thousand three hundred and fifty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – September 2002.*

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Date of fact (event): *6.03.2002*
Code: *1800062A06032002*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on April 9, 2002 (Protocol №31 of 09.04.2002):

1. *To approve Contractor's Agreement №55 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PSE-3 of SI-2000 type having capacity of 240 numbers in Inal Bay, Tuapse District, from Dzhubga PBX including MSS" (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 835 860 (two million eight hundred thirty five thousand eight hundred and sixty) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*
2. *To approve Contractor's Agreement №56 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PSE-3 of SI-2000 type having capacity of 240 numbers in Inal Bay, Tuapse District, from Dzhubga PBX including MSS" (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 796 862 (seven hundred ninety six thousand eight hundred and sixty two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.

Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Date of fact (event): *21.01.2002*
Code: *1800062A21012002*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on April 09, 2002 (Protocol №31 of 09.04.2002):

1. *To approve Contractor's Agreement №29/1 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 11 739 166(eleven million seven hundred thirty nine thousand one hundred and sixty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*
2. *To approve Contractor's Agreement №29/2 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of trunk network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 6 511 105(six million five hundred eleven thousand one hundred and five) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*
3. *To approve Contractor's Agreement №29/3 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 3 548 454 (three million five hundred forty eight thousand four hundred and fifty four) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Date of fact (event): *20.03.2002*
Code: *1800062A20032002*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on April 9, 2002 (Protocol №31 of 09.04.2002):

1. *To approve Contractor's Agreement №21/1 with "Yugsvyazstroy" CJSC on major repairs at the object "Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)" (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 553 194 (five hundred fifty three thousand one hundred and*

ninety four) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.

2. *To approve Contractor's Agreement №21/2 with "Yugsvyazstroy" CJSC on major repairs at the object "Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)" (building of trunking network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 225 718 (one million two hundred twenty five thousand seven hundred and eighteen) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.*
3. *To approve Contractor's Agreement №21/3 with "Yugsvyazstroy" CJSC on major repairs at the object "Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)" (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 012 698 (one million twelve thousand six hundred and ninety eight) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.*

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Date of fact (event): *28.01.2002*
Code: *1800062A28012002*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on April 09, 2002 (Protocol №31 of 09.04.2002):

1. *To approve Contractor's Agreement №24/1 with "Yugsvyazstroy" CJSC on construction of city telephone exchange "PBX-4" in Slavyansk-on-Kuban (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 625 562(six hundred twenty five thousand five hundred and sixty two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*
2. *To approve Contractor's Agreement №25/1 with "Yugsvyazstroy" CJSC on extension of local telephone exchange in village Pavlovskaya by 700 numbers (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 180 536(one million one hundred eighty thousand five hundred and thirty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – 27 December 2002.*
3. *To approve Contractor's Agreement №25/2 with "Yugsvyazstroy" CJSC on extension of local telephone exchange in village Pavlovskaya by 700 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market*

prices amounting to 1 846 858(one million eight hundred forty six thousand eight hundred and fifty eight) rubles. Terms of the Agreement: starting date – March 2002, deadline – 27 December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Date of fact (event): *22.01.2002*
Code: *1800062A22012002*

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on April 9, 2002 (Protocol №31 of 09.04.2002):

1. *To approve Contractor's Agreement №10/1 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 864 936 (two million eight hundred sixty four thousand nine hundred and thirty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*
2. *To approve Contractor's Agreement №10/2 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of trunk network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 496 192 (one million four hundred ninety six thousand one hundred and ninety two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*
3. *To approve Contractor's Agreement №10/3 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 273 502 (two million two hundred seventy three thousand five hundred and two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

43. Information about reorganizations of the issuer and its subsidiaries & affiliated establishments.

The Company's Extraordinary General Shareholders' Meeting approved a resolution on the Company reorganization through merger of several telecom operators of the Southern Federal District into it.

In item 19.1.3. read next:
The shareholder's charter capital share: 25% -2

In item 25.1.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.2.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.3.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.4.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.5.2. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.6.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

In item 25.7.1. read next:
Functions of the person: Chairman of the Board of Directors (supervisory board).

44. Additional essential information about the issuer.
The last ten subsidiaries in the list do not perform financial and economic activity.

C. Information on the issuer's economic and financial activity

45. Annual accounts for the last three financial years

See Annex

46. The issuer's accounts for the quarter under review

See Annex.

47. Events resulting in increasing or decreasing the issuer's asset value in the reported quarter by more than 10 %.

Availability of such event (events): *10.04.2002*

Description: ***Assets value at 01.01.2002 is 4 080 215 thousand rubles***
Assets value at 01.04.2002 is 5 196 361 thousand rubles.
Absolute increase of assets value constituted 1 116 146 thousand rubles or 27.4%.
Growth of assets value is caused by selling a 24%-stake of "Kuban GSM" CJSC shares by the Company.

Absolute change of the issuer's assets value at the date of ending of the reported quarter as compared to the assets value at the date of ending of the quarter preceding the reported one: ***1 116 146 000 rubles***

The issuer's assets value at the date of ending of the quarter preceding the reported one: ***4 080 215 000 rubles***

The issuer's assets value at the date of ending of the reported quarter: ***5 196 361 000 rubles***

Events resulting in increasing or decreasing the issuer's asset value by more than 10 % in IV quarter of the previous year.
Such events did not occur.

The issuer's assets value at the date of ending of III quarter of the previous year: ***3 924 588 000 rubles***

The issuer's assets value at the date of ending of IV quarter of the previous year: ***4 080 215 000 rubles***

48. Events resulting in increasing the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Availability of such event (events): *10.04.2002*

Description: ***Profit before taxation for 4 quarter of 2001 is 69 145 thousand rubles***
Profit before taxation for 1 quarter of 2002 is 1 095 172 thousand rubles
Absolute increase of profit constituted 1 026 027 thousand rubles or 1483.9%.
Profit growth is caused by selling a 24%-stake of "Kuban GSM" CJSC shares by the Company.

Absolute change of the issuer's profits (losses) at the date of ending of the reported quarter as compared to the profits (losses) at the date of ending of the quarter preceding the reported one: ***1 026 027 000 rubles***

The issuer's profits (losses) for the quarter preceding the reported one: ***69 145 000 rubles***

The issuer's profits (losses) for the reported quarter: ***1 095 172 000 rubles***

Events resulting in increasing the issuer's profits (losses) in 4 quarter of the previous year by more than 20% as compared to 3 quarter of the previous year:

Availability of such event (events): ***10.01.2002***

Description: ***Profit before taxation for 3 quarter of 2001 is 169 219 thousand rubles***
Profit before taxation for 4 quarter of 2002 is 69 145 thousand rubles
Absolute decrease of profit constituted 100 074 thousand rubles or 59.14%.
Profit decrease is caused by a fall in long-distance and international traffic in 4 quarter 2001 as compared to 3 quarter 2001.

Absolute change of the issuer's profits (losses) for 4 quarter of the previous year as compared to the profits (losses) for 3 quarter of the previous year: ***100 074 rubles***

The issuer's profits (losses) for 3 quarter of the previous year: ***169 219 000 rubles***

The issuer's profits (losses) for 4 quarter of the previous year: ***69 145 000 rubles***

49. Information about the formation and usage of reserve and other special funds of the issuer.

Size of reserve fund at the end of the reported quarter (thousand rubles): 47260
Volume of receipts into the reserve fund in the reported quarter (thousand rubles): 0
Volume of means used from the reserve fund in the reported quarter (thousand rubles): 0

Name (purpose) of the special fund:
SOCIAL SPHERE FUND
Amount of the fund at the end of the reported quarter (RUR thousand):0
Volume of receipts into the fund in the reported period (RUR): 0
Volume of means used from the fund in the reported period (RUR): 0

50. The issuer's transactions in the reported quarter exceeding 10 % of the issuer's assets at the end of the quarter, preceding the reported one.

50.1 Date of the transaction: ***29.03.2002***
Description of the transaction: ***Selling a 24%-stake of "Kuban GSM" CJSC***

shares by the Company.
Amount of cash means received (paid) by the issuer under the transaction: ***1 043 616 000 rubles***
Share of the received (paid) under the transaction amount in the issuer's assets: ***0%***

Contractors and beneficial owners of the transaction:
50.1.1 Name: ***"Mobile TeleSystems" PJSC***
Mailing address: ***4, Marksistskaya Str., Moscow, 109147***
Phone: ***(095) 766-01-77***
Fax: ***(095) 766-01-77***

Persons interested in the aforesaid transaction according to legislation of the Russian Federation: ***none***

The issuer's authorized body, taking decision on approval of the transaction: ***Board of Directors***
Date of taking decision on approval of the transaction: ***17.12.2001***

51. Information about the directions of usage of cash resources resulting from registration of issued securities.
There no such directions of the means' usage in the reported quarter.

52. Borrowing current assets received by the issuer and its branches during the quarter under review.
Information about the amount of borrowing current assets received by the issuer as at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period(RUR)
Long-term credits of banks	170 000 000		170 000 000	
Including not repaid in time	-	-	-	-
Other long-term loans	348 411 000	-		345 285 000
Including not repaid in time	-	-		
Short-term credits of banks	182 497 000	144 300 000	-	326 797 000
Including not repaid in time				
Bank credits for the employees				
Including not repaid in time				
Other short-time loans				20 000 000
Including not repaid in time				

Information about the amount of borrowing current assets received by the issuer and its subsidiaries during the previous year:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period(RUR)
Long-term credits of banks	170 000 000			170 000 000
Including not repaid in time	-	-	-	-
Other long-term loans	261 445 000	86 966 000		348 411 000
Including not repaid in time	-	-		
Short-term credits of banks	91 909 000	90 588	-	182 497 000
Including not repaid in time				
Bank credits for the employees				
Including not repaid in time				
Other short-time loans				
Including not repaid in time				

53. Accounts receivable and payable of the issuer and its subsidiaries during the reported quarter.

Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

Description	Demand balance at the beginning of the year(RUR)	Received (RUR)	Paid off (RUR)	Demand balance at the end of the reported period (RUR)
1)Accounts receivable:				
Short-term	195 525 000	1 687 687 700	656 934 700	1 223 278 000
Including overdue	37 422 000	7 811 700	-	45 233 700
Including overdue for more than 3 months	19 944 000	7 897 100	-	278 411 100
Including on:				
Long-term	2 441 000	2 085 700	2 351 700	2 175 000
Including overdue	1 217 000	-	1 127 700	89 300
Including overdue for more than 3 months	1 217 000	-	1 127 700	89 300
2)Accounts payable:				
Short-term	421 486 000	139 232 000	1 082 148 000	731 663 000
Including overdue	10 605 000	3 294 000	766 000	13 133 000
Including overdue for more than 3 months	3 016 000	3 967 000	358 000	6 625 000
Including on:				
Long-term	332 878 000	42 623 000	45 735 000	329 766 000
Including overdue	31 930 000	-	27 987 000	3 943 000
Including overdue for	3 658 000	124 000		3 943 000

more than 3 months				
Including on:				
Securities:				
Received				
Including from third persons				
Including on:				
Securities:				
given				
Including to third persons				
Including on:				
3) Bill circulation:				
Given bills				
Including overdue				
Including on:				
Received bills				
Including overdue				
Including on:				

Information about accounts receivable and payable of the issuer and its subsidiaries at the end of the previous year:

Description	**Demand balance at the beginning of the year(RUR)**	**Received (RUR)**	**Paid off (RUR)**	**Demand balance at the end of the reported period (RUR)**
1)Accounts receivable:				
Short-term	151 061 000	15 499 947 000	15 455 483 000	195 525 000
Including overdue	44 575 000	197 443 000	204 596 000	37 442 000
Including overdue for more than 3 months	24 962 000	167 588 000	172 606 000	19 944 000
Including on:				
Long-term	1 901 000	1 302 000	762 000	2 441 000
Including overdue	1 302 000	35 000	120 000	1 217 000
Including overdue for more than 3 months	1 302 000	35 000	120 000	1 217 000
2)Accounts payable:				
Short-term	282 261 000	8 881 657 000	8 742 432 000	421 486 000
Including overdue	12 269 000	79 172 000	80 836 000	10 605 000
Including overdue for more than 3 months	7 591 000	8 213 000	12 788 000	3 016 000
Including on:				
Long-term	243 738 000	297 945 000	208 805 000	332 878 000
Including overdue	3 658 000	87 783 000	59 511 000	31 930 000
Including overdue for more than 3 months	3 658 000	25 530 000	25 530 000	3 658 000
Including on:				
Securities:				
Received				
Including from third persons				
Including on:				
Securities:				

given				
Including to third persons				
Including on:				
3) Bill circulation:				
Given bills				
Including overdue				
Including on:				
Received bills				
Including overdue				
Including on:				

54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the reported quarter:

Description	Investments rate as at the end of the reported quarter(RUR)		
	Short-term (up to 1 year)	Long-term (above 1 year)	Total
Investments into government securities of the Russian Federation	-	-	-
Investments into government securities of the subjects of the Russian Federation	-	-	-
Investments into securities of the institutions of local governing	-	-	-
Investments into shares of other companies	-	2 814 000	2 814 000
Investments into bonds and other debentures	-	-	-
Other granted loans	-	10 000 000	10 000 000
Investments into the issuer's branch establishments		302 697 000	302 697 000
Investments into the issuer's subordinate companies	-	332 000	332 000

Financial investments into companies wound out of business according to statutory order in the Russian Federation

Name of the company	Date of winding - up	Decision-making authority	Rate of investments (RUR)
			-
Total			-

Financial investments into companies declared bankrupt according to statutory order in the Russian Federation			
Name of the company	**Date of winding-up**	**Decision-making authority**	**Rate of investments (RUR)**
			-
Total			-

Total issuer's assets rate as at the end of the reported quarter (RUR)	

Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter		
Name of the company	**Amount of investments (RUR)**	**Share in assets**
	-	
Total	-	

Information about financial investments of the issuer and its subsidiaries as at the end of the previous year:

Description	**Investments rate as at the end of the reported quarter(RUR)**		
	Short-term (up to 1 year)	**Long-term (above 1 year)**	**Total**
Investments into government securities of the Russian Federation	-	-	-
Investments into government securities of the subjects of the Russian Federation	-	-	-
Investments into securities of the institutions of local governing	-	-	-
Investments into shares of other companies	-	2 814 000	2 814 000
Investments into bonds and other debentures	-	-	-
Other granted loans	-	10 000 000	10 000 000
Investments into the issuer's branch establishments		305 049 000	305 049 000
Investments into the issuer's subordinate companies	-	332 000	332 000

Financial investments into companies wound out of business according to statutory order in the Russian Federation			
Name of the company	**Date of winding - up**	**Decision-making authority**	**Rate of investments (RUR)**
			-
Total			-

Financial investments into companies declared bankrupt according to statutory order in the Russian Federation			
Name of the company	**Date of winding-up**	**Decision-making authority**	**Rate of investments (RUR)**
Total			-

Total issuer's assets rate as at the end of the reported quarter (RUR)	4 080 215 000

Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter		
Name of the company	**Amount of investments (RUR)**	**Share in assets**
	-	0%
Total	-	0%

55. Other important information about the issuer's economic and financial activity:

none

D. Information about the issuer's securities

56. Information about the issuer's shares.

Number of issue: *1*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued securities: ***298 310***

Total volume of the issue: ***298 310 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***298 310***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
None

Number of issue: *2*

Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
The issue is cancelled

Market information about the issued shares:
The issue is cancelled

Additional important information about the issued shares:
none

Number of issue: ***2***
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***

Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*22.04.1997*
Body, realized the state registration: ***Financial organs***

Limitations in circulation of the issued shares (if any) :
All the shares of the issue are cancelled
Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: ***3***
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1807***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
None

Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
none

Number of issue: ***3***
Category: ***preference***
Type of shares:
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***35 970***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165 250***

Information about the issue's state registration:
Date of registration:*22.04.1997*
Registration number: ***18-1-1808***
Authority realized the state registration: ***Financial organs***

Method of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
All the shares of the issue are cancelled

Additional important information about the issued shares:
None

Number of issue: *4*
Category: ***common***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***1 150 323 325***
Total volume of the issue: ***379 606 697. 25***

Information about the issue's state registration:
Date of registration:*27.12.2001*
Registration number: ***1-04-00062-A***
Authority realized the state registration: ***FKCB of Russia***

Method of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***1 150 323 325***

Information about state registration of the report on the issue's results:
Date of registration:*26.02.2002*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership "Stock Exchange RTS"
Off-board securities' market
ADR-1 representing common stock – OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).

Additional important information about the issued shares:
none

Number of issue: ***4***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***nominal non-documentary***
Nominal value of one security of the issue: ***0.33***

Total number of the issued securities: ***383 442 925***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*27.12.2001*
Registration number: ***2-04-00062-A***
Authority realized the state registration: ***Federal Commission on Securities' Market of Russia***

Method of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered report on the issue's results: ***383 442 925***

Information about state registration of the report on the issue's results:
Date of registration:*26.02.2002*
Body, realized the state registration: ***Federal Commission on Securities' Market of Russia***

Limitations in circulation of the issued shares (if any) :
none

Market information about the issued shares:
Non-commercial partnership " Stock Exchange RTS"
Off-board securities' market

Additional important information about the issued shares:
none

57. Information about the issuer's bonds.

Issue of bonds didn't take place

E. Other information about the issuer's securities.

58,59,60. The issuer's shareholders' rights. The issuer's share dividends .
58.1

Category of shares: ***common***
Form of shares: ***nominal non-documentary***
Full name of the shares' category/type: ***common nominal non-documentary shares***
Rights of a shareholder of this category: ***Each ordinary shareholder has the right:***

- ***to participate in General Shareholders' Meeting personally or through its representative and to put forward proposals for discussion according to the Company Charter;***
- ***to assign shares owned by him to other person;***
- ***to get a part of the Company net profit (dividends) to be divided among shareholders depending on category (type) of stock owned by him, according to the order determined by the Company Charter;***
- ***to get the part of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares of corresponding categories (types) possessed by him;***
- ***to have free access to the Company's documents in order determined by the Charter and to get their paid copies;***
- ***to transmit his rights or part of rights to his representative (representatives) by attorney;***
- ***to bring suits to the courts;***
- ***to exercise other rights under the Company's Charter, legislation and resolutions adopted by General Shareholders' Meeting.***

Each common share of the Company grants the shareholder – its owner the equal volume of rights.

The shareholders – owners of common shares of the Company may take part in General meeting of shareholders with the right of voting on all the issues of its

competence, may receive dividends and are entitled to get the part of the Company's assets in case of its liquidation.

The shareholders – owners of voting shares of the Company may demand redemption of all or part of their shares by the Company in.case:

- ***General Shareholders' Meeting approves the resolutions on the Company's reorganization or conclusion of a large contract if they voted against such resolutions or did not take part in voting on such resolutions;***
- ***General Shareholders' Meeting approves the resolutions on new edition of the Company's Charter or introduction of amendments and additions into the Company's Charter, resulting in discrimination of their rights if they voted against such resolutions or did not take part in voting on such resolutions.***

The Company must inform its shareholders about their right to demand redemption of their shares by the Company, about the price of shares to be redeemed and about the procedure of redemption.
Shareholders' demand for redemption of shares must be made 45 days after adopting corresponding resolution by the General Shareholders' Meeting at the latest.. When the time of making applications for redemption expires, the Company must buy out shares of the shareholders, who made application for redemption , during 30 days.
Total amount of means assigned by the Company for redemption cannot exceed 10 % of the Company's net assets at the date of approving the resolution.

In case the Company offers voting shares for open subscription with payment in cash, the shareholders – owners of the Company's voting shares have the priority right to buy such shares in quantity pro rata the Company's voting shares owned by them.

Dividends for shares of this category (type):
Period : ***1998***
One share dividend (RUR) : ***0,6***
Total amount of dividends for shares of this type (category) (RUR) : ***6 332 055***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***6 332 055***

Period : ***1999***
One share dividend (RUR) : ***1,94***
Total amount of dividends for shares of this type (category) (RUR) : ***20 473 664***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***20 473 664***

Period : ***2000***
One share dividend (RUR) : ***2,94***
Total amount of dividends for shares of this type (category) (RUR) : ***31 027 070***
Total amount of dividends actually paid for shares of this category (type) (RUR): ***13 362 340.42***

Size of dividend , date of payment of which does not start (RUR): *0*

58.2

Category of shares: ***preference***

Type of shares : *A*

Form of shares: ***nominal non-documentary***

Full name of the shares' category/type: ***preference nominal non-documentary***

Rights of a shareholder of this category (type): ***Each shareholder – owner of the Company's preferred shares has the right:***

- ***to attend at General Shareholders' Meeting personally or through its representative and to put forward proposals for discussion according to the Company Charter;***
- ***to assign shares owned by him to other person;***
- ***to get a part of the Company net profit (dividends) to be divided among shareholders depending on category (type) of stock owned by him, according to the order determined by the Company Charter;***
- ***to get the part of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares of corresponding categories (types) possessed by him;***
- ***to have free access to the Company's documents in order determined by the Charter and to get their paid copies;***
- ***to transmit his rights or part of rights to his representative (representatives) by attorney;***
- ***to bring suits to the courts;***
- ***to exercise other rights under the Company's Charter, legislation and resolutions adopted by General Shareholders' Meeting.***

The holders of the preferred stock are entitled to receive annually the dividends of the fixed size. The total amount, being the dividend payment under each preferred stock comes to 10 (ten) percent of the net profit of the Company for the financial accounting period, divided into the quantity of shares, which constitute 25 (twenty five) percent of the authorized capital of the Company. Besides, the amount of the dividend payment, payable under each preferred stock, being less than the amount of the dividend payment, payable under each common share for designated period, must be increased to the level of the common share dividends amount.

The dividends under the preferred stock should be paid to the holders annually not later than 60 days after the date of approving the resolution on dividend payments by General Shareholders' Meeting, and additionally on the day of dividend payment under the common shares, if the amount of the dividend payment under the preferred stock must be increased up to the level of the dividends amount, payable under the common shares.

The holders of the preferred stock possess the voting right at the meeting of shareholders in case of the Company's reorganization or liquidation. The holders of the preferred stock acquire the voting right at a General Shareholders' Meeting on the adoption of the Amendments or Additions to the present Charter limiting their rights including the alteration of the dividends size and (or) the alteration of the liquidation value under the preferred stock of the

previous issue, or granting holders of the preferred stock of other type larger volume of rights in dividend or liquidation value payments.

The shareholders – holders of the preferred stock have the right to get nominal value of the preferred stock in case of the Company's liquidation.

The Company must inform its shareholders about their right to demand redemption of their shares by the Company, about the price of shares to be redeemed and about the procedure of redemption.
Shareholders' demand for redemption of shares must be made 45 days after adopting corresponding resolution by the General Shareholders' Meeting at the latest.. When the time of making applications for redemption expires, the Company must buy out shares of the shareholders, who made application for redemption , during 30 days.
Total amount of means assigned by the Company for redemption cannot exceed 10 % of the Company's net assets at the date of approving the resolution.

Period : ***1998***
One share dividend (RUR) :*3*
Total amount of dividends for shares of this type (category) (RUR) : ***10 553 475***
Total amount of dividends actually paid for shares of this category (type) (RUR):
10 553 475

Period : ***1999***
One share dividend (RUR) : ***8,32***
Total amount of dividends for shares of this type (category) (RUR) : ***29 268 304***
Total amount of dividends actually paid for shares of this category (type) (RUR):
29 268 304

Period : ***2000***
One share dividend (RUR) : ***11,06***
Total amount of dividends for shares of this type (category) (RUR) : ***38 907 145***
Total amount of dividends actually paid for shares of this category (type) (RUR):
7 866 502.42

Size of dividends, date of payment of which does not start (RUR):***0***

61. Limitations in the securities' circulation.

See items 56 and 57

62. Other important information about the issuer's securities.

Quantity of declared common and preference shares is indicated in accordance with the Company's Charter and does not take into account the split-up. Amendments will be introduced later. The examination of documents is in process.

APPENDIX

Accounting records for the year 1999

Balance sheet

ACCOUNTING POLICY

ACCOUNTING POLICY
"Kubanelektrosvyaz" OJSC, 1999

1. *Accounting recording of the company's activity should be made using journal &order system.*
   Way of using this system in each branch must be approved by the director's order with indication of numbers and names of journals of orders and turnover balance sheets on analytical accounts.
   Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal &order form.
   While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.
2. *Accounting records should be used in accordance with work plan of accounts of accounting records (see Annex №1).*
   When using accounts different from work plan in the branches of the Company, they must be approved by the director of the branch and submitted beforehand to the Company's chief accountant's approval.
3. *Technology of accounting data processing is mixed: automated and partially manual.*
4. *Accounting records of property, obligations and economic transactions should be kept in rubles and copecks. Record accounting of fixed and intangible assets should be maintained in rubles. Resulting differences in sums must be written off regarding financial result , not decreasing the taxable profit. Accounting records (forms № 1,2,3,4,5,) and tax payments must be presented in rubles.*
5. *Schedule time of making up monthly balance sheet is 15 day of the next month after the reported one. Final documents of monthly accounts are to be form № 1 "Balance sheet" and form № 2 "Profits and losses statement". Tax payments are to be made in time prescribed by fiscal legislation.*
6. *Forms of initial documents used for executing records of economic transactions, not having standard forms of initial documents, are to be approved by the branches directors' orders with supplement of these forms.*
7. *To provide accounting data adequacy inventory should be made in times and cases when it is necessary according to current legislation and when it is extra necessary according to the directors' order. Inventory of fixed assets is to be taken once in three years and the inventory of property and financial obligations must be taken every year before making up annual balance sheet. Inventory of overdue accounts receivable should be taken twice a year not later than at July,1 and December, 1 with registration of two-sided reconciliation of accounts. Accounts receivable and payable are written off at the end of the reported year by order of General Manager on the basis of the commission's recommendations in the following way:*
   - *accounts receivable with expired term of limitation of action, other bad debts are written off to the financial results;*

- *accounts payable are written off to the financial results after 3 years of the date of formation. Moreover, during 5 years written-off accounts receivable and payable should be indicated in below-line accounts for control.*
  Inventory lists and other documents concerned (orders, acts, explanatory notes and the like) should be added to annual balance sheets in the branches.
  Act on results of the made annual inventory should be added to the forms of annual statement given to centralized accounts department.

8. *To approve time of advance accounts delivery for advance holders not later than:*
   - *3 days (excluding rest-days) after return from business trip;*
   - *30 working days after giving money on account, but not later than 10 working days after date of its spending.*

To approve limit sums of money given on account (for economic needs – not more than 5 RUR thousand, for travelling expenses – according to accounts for the period of business trip, for other needs – according to signed by the director applications).

Daily allowances should be paid in accordance with statutory standards except for the director's order on an individual business trip.

Extra travelling expenses are paid at the expense of the Company's cash resources with corresponding taxation.

If advance report is not given in time or the rest of money is not returned into cash, all sum at the end of the month should be included in total revenue of advance holder with corresponding taxation.

If an advance holder has a debt, money shouldn't be given to him on account.

9. *Accounting records of currency accounts and of property and obligations in foreign currency should be maintained in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records.*
   Rate of exchange differences should be shown in accounting records of the reporting period which the date of account refers to and according to which account 83 "Differed income" is made. Differences should be included into losses or income once only in form of amount of balance at the end of a quarter.
10. *Objects, having at the date of acquisition limit value of no more than 100-multiple size of monthly wage floor independent of their life time, and objects with life time less than one year independent of their value, can be considered as objects of little value and objects with short life time.*

Objects with short life time and of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.

To provide safety of such objects during usage appropriate control of their movement should be exercised.

Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness.

11. *Objects having value of more than 100- multiple size of monthly wage floor can be considered as fixed assets. Fixed assets' value is paid off according to established normative acts during their standard life time (item 9 Regulation on structure of expenses for production and sales of goods (works, services)*

included into the prime cost of goods (works, services) and on the order of formation of financial results which are taken into account when taxation of income (Decree of the Government of the Russian Federation №552 at August, 5, 1992. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.
Depreciation is not made for fixed assets, received as a present or free of charge during privatization, bought on budget allocations and other similar resources, for fixed assets temporarily closed down by the director's order for not less than 3 months and also for bought editions (books, booklets and the like).
Evaluation of fixed assets should be carried out in accordance with initial cost regarding actual expenses for acquisition, building and production. Evaluation of fixed assets, cost of which is determined in foreign currency when acquiring, should be carried out in rubles by converting the currency according to official rate of exchange of Central bank at the date of acquisition by housekeeping right. Costs for fixed assets' repair are included into the prime cost of production as carrying out repairs.
To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- *cable lines supported on poles or built on buildings' walls:*
  with metal casing (code 30018)
  with plastic casing (code 30019)
- *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

12. Fixed assets should be re-appraised once at the beginning of the reporting year by direct recalculation of balance-sheet value.

13. Intangible assets' accounting should be carried out similar to fixed assets' accounting. Time of intangible assets' effective serviceability should be determined depending on documents of acquisition or on the deed of conveyance from the moment of putting in usage.. If it is impossible to determine time of effective usage of some intangible assets, then this time and standards of depreciation are specified by the branch's director on the basis of commission's report or the basis of ten years' timing (but not more than the period of the company's validity).
Clearance of intangible assets' value is made by line method depending on standards calculated by the company on the basis of time of their effective usage.
Depreciation is not made for intangible assets, received as a present or free of charge during privatization, bought on budget allocations and other similar resources.

14. Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to actual cost of acquisition (production). When putting production facilities in operation and other retirement of assets any method can be used. The order on the selected method should be issued at a branch (in accordance with prime cost of each unit, average prime cost, method FIFO or LIFO).

Evaluation of goods at retail trade is carried out either according to selling-price using account 42 " Trade extra-charges", or according to buying price. The chosen method must be approved by order of the branch's director.

Accounting of trade operations (wholesale trade, retail trade, public catering) should be made in accordance with standard acts. Provision and delivery costs should be included into buying price of goods.

15. *Methods of accounting and valuation of finished commodity, and order of accounting of unfinished production are to be approved by each branch that makes products.*
16. *Production costs' accounting should be made in the following way:*
    - *production costs should be written off in the reporting period when they took place;*
    - *costs accounting should be made using direct costs mentioning in account 20 "Major production" consisting of direct costs, debited to accounts 20 " Major production" and 23 "Auxiliary production", and indirect costs, debited to accounts "General total costs" 25 and 26);*
    - *indirect costs are distributed pro rata direct costs referring to prime cost;*
    - *total economic costs should be written off to prime cost of production, goods, services according to objects of calculations;*
    - *time and direction of deferred expenses' writing off are determined by conditions of these expenses, by the current legislation and, if necessary, by the director's order;*
    - *unfinished production should be reflected in balance sheet in accordance with actual costs;*
    - *accounting should be carried out separately for expenditures associated with basic activity, commerce, capital construction and securities' transactions;*
    - *medical insurance of workers should be covered at the expense of prime cost within 1 % of volume of cashable production. Contracts of medical insurance should be executed adequately;*
    - *transport-storaging costs should be referred to production costs or prime cost.*
17. *Method of proceeds from sales should be determined in accordance with the following taxes:*
    a) *profit tax*
    b) *VAT*
    c) *Use of highway tax*
    d) *Maintenance of housing and communal services tax*

Sales tax should be taken from money sums received in the branch's cash. In accordance with Regulations on the order of calculating and paying of sales tax approved by the Krasnodar region State Fiscal Inspection and by Department on budget, finances and control of the Krasnodar region government at 27.11.98.

18. *Accounting period for charge of proceeds of services is considered to be a calendar month .*

    Order of services and goods' pricing with the exception of communication services should be approved in each branch.
19. *Reserve funds for fixed assets' repairs should be created according to the branch director's decision.*

    Inventory of each reserve's balance should be made as at January, 1 of the next year after reporting one. If necessary the correction or closing of reserve funds should be done according to legislation.

20. Reserve funds for bad debts of other companies and citizens should be created with assignment of reserve sums to the financial results, at that:

- *bad debt is declared to be accounts receivable that are not paid off in time under agreement and not appropriately guaranteed;*
- *bad debt reserve is created on the basis of results of receivables' inventory held at the end of the reporting year;*
- *size of reserve is determined separately for each bad debt depending on the debtor's financial state (ability to pay) and possibility of charge of the debt completely or partially;*
- *if this reserve for bad debt is not used till the end of the year next to the year of its creation, than unspent sums should be added to the income of the corresponding year.*

When creating reserves it is necessary to make and approve reserves' accounting as grounds for these sums.

21.Liabilities are shown in evaluation without interests at the end of the reporting period.

22. Penalties for breach of agreements should be shown in the balance sheet at the moment of cash inflow to the company's (branches') accounts.

23. In accordance with constitutive documents special purpose funds are created at the expense of net income: accumulation fund, consumption fund, special fund of the Company's management. At the expense of net income withdrawal of depreciation funds is made for financing projects under construction of regional significance. These funds are distributed among the branches with the help of internal documents.

24. Periodicity, order of dividends' settlement, coverage of past and current years' losses are determined by the shareholders' meeting and according to current legislation.

25.Authorized capital can be increased or decreased in any legal way in accordance with the decision of shareholders' meeting.

26. In the Company and its branches:

- *wages should be paid in accordance with unified tariff scale, approved by collective agreement of "Kubanelectrosvyaz" JSC;*
- *additional payments and supplementary allowances to salaries should be made according to Regulation on the branch employees' remuneration of labor;*
- *additional payments for work during red-letter days, rest days and overhours should be made in accordance with labor legislation;*
- *wages should be paid in time specified in the branches' annexes to the collective agreement of "Kubanelectrosvyaz" PJSC;*
- *time of beginning and ending of working day with break for rest and nourishment should be specified in the branches in accordance with Internal routine rules of "Kubanelectrosvyaz" JSC, orders on labor time for the current year and shift work schedules, approved by administration and coordinated with trade union;*
- *wages should be calculated for actual working time indicated in working time sheet (form № T-13), checked by the branch's economist;*

- *average earnings should be calculated in accordance with Order of calculating average earnings approved by Act of Ministry of Labor № 1 at 16.01.98;*
- *bonus payments should be made according to Regulations on bonus payments to managerial staff, management personnel and the branches' employees;*
- *reduction of bonus payments to the workers, having derelictions of duties, should be made according to Regulations on bonus payments;*
- *payments for travelling character of work should be made according to the current legislation and list of posts and professions, approved by the branch's order. Route sheets are considered to be reporting accounts. Ticket cards should be given on receipt;*
- *financial help should be paid in time and size determined by the collective agreement and in accordance with trade union committee's decision;*
- *privileges for employees working in unhealthy conditions: additional leave, additional payments, shortened working day and right to preferential pension should be granted in accordance with approved lists of posts and professions. Lists of posts and professions are made out on the basis of certification of work places according to conditions of work and are presented as annexes to collective agreement of JSC;*
- *milk is given to employees according to approved lists of post and professions, working in unhealthy conditions. Milk should be given to workers in special rooms on days of work in unhealthy conditions. Substitution of milk with other food or with money is forbidden;*
- *working clothes should be registered and written off according to standard acts;*
- *penalties should be imposed on persons having liability for breakage in case of deficiency or embezzlement in accordance with legislation acts and agreements on liability for breakage signed by such persons.*

27.Clearing off methods of guns' cost should be determined according to period of effective usage. Cartridges should be given on account, written off by act (with necessary indication what they were used for).

28.The Company's and the branches' chief accountants must:

- *provide business accounting according to Regulations on business accounting and reporting in Russian Federation, Plan of accounts, Instruction of its usage and other current standard acts;*
- *provide timely and complete presentation of necessary accounts to the concerned users with accordance to current legislation;*
- *provide possibility of quick changes in accounting according to changes in current legislation;*
- *provide reliable determination of taxable base for accounts with budget and non-budget funds for paying taxes and other payments according to current fiscal legislation;*
- *when generating costs for production goods (works, services), follow Regulations on costs structure approved by Decree of the*

Government of the Russian Federation № 552 at 05.08.92, taking into account all changes and additions;

- *make business accounting on the basis of original documents of standard forms with the exception of documents, forms of which are approved by present order;*

29. *In each branch the following documents must be approved:*
    - *forms of primary documents, used for registration of economic transactions that have not standard forms of primary documents;*
    - *list of persons having liability for breakage and list of accountable persons;*
    - *list of persons responsible for signing account documents;*
    - *list of fixed assets having preferential (reduced) taxation;*
    - *list of documents of strict registration.*
30. *The branches' directors must strictly carry out the Company chief accountant's demands concerning order of registration, presentation and recording of primary documents and reports, and time of their presentation to accounts department for drawing up a report.*
31. *Chief accountant Istomina L.V. shall be made responsible for the control of the present Order's execution.*

BALANCE SHEET

As at 1 January, 2000
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS	110	3 387	6 162
Intangible assets (04, 05) including	111		
establishment expenses patents, licenses, trade marks and other similar rights and assets	112	128	261
Fixed assets (01,02,03)	120	1 554 048	1 752 170
land and natural resources buildings, facilities, machines and equipment	121 122	1 530 235	1 590 539
Unfinished construction (07,08,61)	130	192 729	163 513
Long-term financial investments (06, 82)	140	8 447	26 710
investments into branch establishments	141	2400	23600
investments into dependant companies	142	332	332
investments into other companies	143	5 715	2778
loans granted to companies with term over 12 months	144		
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	1 759 211	1 948 555
2. CURRENT ASSETS			
Inventories and expenses	210	84 823	102 693
raw materials, materials and other similar items (10,15, 16)	211	43807	49 455
cattle (11)	212	188	95
goods of little value and of quick wearing (12,13,16)	213	24 117	35 374
goods in process(20,21,23,29,30.36,44)	214	44	91
finished products and merchandise(16,40,41)	215	12 683	8 749
dispatched goods (45)	216	236	
deferred expenses (31)	217	463	8 829
other inventories and expenses	218		
VAT on acquired valuables (19)	220	17 887	23 811
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	2 750	2 416
buyers and customers(62,76,82)	231	205	266
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	2 545	2 150
Accounts receivable(with payments expected within 12 months since reporting date)	240	155 053	127 341
buyers and customers(62,76,82)	241	105 972	101 214

notes receivable(62)	242		
branch establishments and dependant companies (78)	243		
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	1 879	229
other receivables	246	47 202	25 898
Short-term financial investments (56,58,82)	250	2 669	5 134
investments into dependant companies	251		
bought out own shares	252	2 669	496
other short-term financial investments	253		4 638
Cash resources	260	11 482	12 188
cash (50)	261	762	987
settlement accounts (51)	262	9 194	6 929
currency accounts (52)	263	816	267
Other cash resources (55,56,57)	264	710	4 005
Other current assets	270		
Costs not financed from the budget	271		1 415
TOTAL for section 2	290	274 664	272 168
3. LOSSES	300		
Costs of the previous years not covered by financing(88)	310	63 761	
Costs of the reported year not covered by financing	320		29 316
TOTAL for section 3	390	63 761	29 316
BALANCE (sum of the lines 190+290+390)	399	2 097 636	2 250 039
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	805 914	789 005
Reserve capital (86)	430	12 333	12 333
mandatory reserve funds	431	12 333	12 333
reserve fund required by constituent documents	432		
Accumulation funds (88)	440		
Social funds (88)	450	66 602	66 529
Special purpose financing (96)	460	2 814	8 253
Retained profit of past years (88)	470	103 662	
Retained profit of the reported year	480		288 377
TOTAL for section 4	490	1 497 428	1 670 640
5. LONG-TERM LIABILITIES	510	58 114	57 980
Borrowing costs (92,95)	511		
long-term bank credits	512	58 114	57 980
Other long-term liabilities	520	170 707	183 955
TOTAL for section 5	590	228 821	241 935
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	92 617	62 089
bank credits	611	92 617	62 089
other loans	612		
Accounts payable	620	245 261	255 320
suppliers and contractors (60,76)	621	140 532	125 099
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623		
wages to employees(70)	624	13 920	19 898
social insurance (69)	625	9 348	13 320
debt to budget (68)	626	30 189	45 487
advance payments(64)	627	36 674	41 982
other payables	628	14 598	9 534

Dividend settlements (75)	630	23 578	14 313
Deferred income (83)	640	6 890	7 157
Consumption funds (88)	650	3 041	
Provision for future expenses and payments(89)	660		
Other short-term liabilities	670		
TOTAL for section 6	690	371 387	338 879
BALANCE (sum of the lines 490+590+690)	699	2 097 636	2 251 454

PROFITS AND LOSSES STATEMENT

As at 1 January, 2000
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the same period of the previous year**
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	1 628 018	1 269 086
Cost price of goods , services sold	20	1 169 533	903 787
Commercial expenses	30	3 515	
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	454 970	365 299
Interest income	60	3	116
Interest expenses	70		
Income from participation in other enterprises	80	81	278
Other operating income	90	44 795	98 099
Other operating expenses	100	115 825	304 350
Economic profit (loss)(lines 050-060-070-080-090-100)	110	384 024	159 442
Other non-sales income	120	51 377	6 092
Other non-sales expenses	130	43 629	32 495
Profit (loss) of the reported period (lines 110-120-130)	140	391 772	133 039
Profit tax	150	99 108	27 607
Allocated funds	160	4 287	1 810
Retained profit (loss) of the reported period (lines 140+150+160)	170	288 377	103 622

Reference to the Report on financial results and their usage

As at 31 December, 1999
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**Sum owing**	**Sum paid**
1	**2**	**3**	**4**

Property tax	300	27205	23512
Profit tax	310	99108	69942
Ecological tax	340	538	476
Land tax	350	2720	2628
Special tax	354		
VAT	355	395657	394373
Excises	356		
Export customs duties	360		
Import customs duties	365		
Income tax	380	45768	40041
Transport tax	381	4827	4058
Other taxes	386	64710	67739
Economic sanctions	390	470	470

CAPITAL FLOW STATEMENT

As at: **1 January, 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Opening balance	Inflow in the reported year	Expenses in the reported year	Closing balance
1	2	3	4	5	6
1. OWNED CAPITAL					
Authorized capital	010	506 143			506 143
Additional paid-in capital	020	805 914	89 662	106 571	789 005
increase of property value according to reappraisal	021	338 942			338 942
Reserve fund	030	12 333			12 333
	040				
Retained profit of past years	050	103 622		103 622	
Accumulation funds - total	060				
Social fund	070	66 602		73	66 529
reappraisal	080				
Special purpose financing and inflow from budget	090		45	45	
Special purpose financing and out of budget cash inflow from branch and inter-branch funds – total	100	2 814	6 096	657	8 253
Share holding in construction activity	101	2 814	6 096	657	8 253
TOTAL for section 1	130	1 497 428	95 803	210 968	1 382 263
2. OTHER FUNDS AND RESERVES					
Consumption fund - total	140	3 041	10 568	13 609	
At the expense of profits	141	3 041	10 568	13 609	
loans	142		524	524	
Provisions for future expenses and payments - total	150				
Appraisal reserves - total	160				
	170				
TOTAL for section 2	180	3 041	10 568	13 609	

REFERENCES

Description	Line code	Opening balance	Closing balance
1	2	3	4
1) Net assets	185	1 420 228	1 608 764
		from the budget	**From branch and inter-branch funds**
		3	**4**
2) Received for:			

financing of capital investments	191		
financing of research works	192		
recovery of damages	193		
social services	194		
other purposes	195	45	

CASH FLOW STATEMENT

As at: **1 January,2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1.Opening cash balance	010	11 023	x	x	x
2. Cash inflow - total	020	1 870 850	1 861 549	9 301	
including :					
revenue from sales of goods, works and services	030	1 394 713	1 394 713	x	x
revenue from selling fixed assets and other property	040	22 933	22 933		
advance payments from buyers (customers)	050	55 277	55 277	x	x
budget allocation and other special purpose financing	060	6 141	45	6 096	
non-repayable (gratis)	070				
credits, loans	080	144 360	144 194	166	
dividend payments, interest under financial investments	090	3 039	x	3 039	
other cash inflow	110	244 387	244 387		
3. Cash expenses - total	120	1 873 690	1 172 525	249 035	5 134
including:					
payments for goods, works, services	130	523 666	523 666		
salaries	140	316 217	x	x	x
social costs	150	135 113	x	x	x
sums paid out on account	160	50 272	50 272		
advance payments	170	91 746	2 172	89 574	
share holding in construction	180		x		x
machines, equipment, means of transport	190	128 220	x	128 220	x
financial investments	200	5 934		5 134	800
dividend, interest payments	210	26 107	x	26 107	
budgetary payments	220	566 682	566 682	x	

payments of the interest under credits and loans	230	21 787	21 787		
Other payments	250	7 946	7 946		
4. Closing cash balance	260	8 183	x	x	x
Reference:					
In line 020 inflows in cash(except for line 100) - total	270	902 634			
including payments from:					
legal persons	280	200 695			
natural persons	290	701 939			
including using:					
cash registers	291	550 269			
severe accounting forms	292	151 670			
Cash resources:					
Receipts from bank to the company's cash	295	94 043			
Cash receipts from company to the bank	296	498 294			

ANNEXES TO THE BALANCE SHEET

As at: **1 January, 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

1. BORROWED ASSETS FLOW

Description	Line code	Opening balance	Received	Redeemed	Closing balance
1	2	3	4	5	6
Long-term bank credits	110				
including those not redeemed in time	111				
Other long-term loans	120	58 114	166	300	57 980
including those not redeemed in time	121				
Short-term bank credits	130	92 617	144 194	174 722	62 089
including those not redeemed in time	131				
Bank credits for employees	140				
including those not redeemed in time	141				
Other short-term loans	150				
including those not redeemed in time	151				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
Accounts receivable:					
short-term	210	155 289	2 066 227	2 095 590	125 926
including overdue	211	27 796	187 444	173 533	41 707
including for more than 3 months	212	21 191	132 735	132 503	21 423
long-term	220	2 750	2 261	2 595	2 416
including overdue	221		1 899		1 899
including for more than 3 months	222		1 455		1 455
from line 220 accounts expected to be received in more than 12 months after reporting date	223	123	1 992	264	1 851
Accounts payable:					

short-term	230	245 261	4 140 546	4 123 330	262 477
including overdue	231	26 325	101 965	110 023	18 267
including for more than 3 months	232	17 220	82 721	81 734	18 207
long-term	240	170 707	97 143	83 895	183 955
including overdue	241				
including for more than 3 months	242				
from line 240 accounts expected to be paid in more than 12 months after reporting date	243	170 707	1 213	83 895	88 025
Security:					
received	250				
including from third person	251				
given	260				
including to third persons	261				

REFERENCES FOR SECTION 2

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
1) Bills' circulation					
Bills given	262				
including overdue	263				
Bills received	264		525	525	
including overdue	265				
2) Accounts receivable for supplied production (works, services) according to actual cost	266	236		236	

		For the reported year	**For the previous year**
1	2	3	4
3) Receivables written off to financial results	267	3 316	3 986
including at the end of time-limit	268	1 665	1 782

4) List of debtors having the largest debts

Name of organization	Line code	Closing balance	
		total	including overdue for more than 3 months
1	2	3	4
Educational and public health institutions	270	15 031	2 268
Agricultural complex	271	4 018	1 438
Ministry of Internal Affairs	272	3 236	2 864
Population	273	36 099	1 405
Local administration	274	700	
Center of government communications	275	3 464	3 167
Enterprises run on a paying basis	276	29 740	5 325
Power (energy) complex	277	635	152
Department of Defense	278	8 850	7 650
TV and radio companies	279	76	24

3. DEPRECIABLE ASSETS

Description	Line code	Opening balance	Put in operation	Retired	Closing balance
1	2	3	4	5	6
1. INTANGIBLE ASSETS					
Rights for objects of intellectual (industrial) property	310	164	136	39	261
including rights according to:					
author's contracts and other contracts on works of science, literature, art, software programs, data bases and others.	311				
patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use	312	164	136	39	261
right for "know-how"	313				
Rights for use of isolated natural objects	320	17			17
Organizational expenses	330				
Business (reputation) of the company	340				
Miscellaneous	349	3 998	4 080	1 000	7 078
Total (sum of the lines 310+320+330+340+349)	350	4 179	4 216	1 039	7 356
2. FIXED ASSETS					
Land and natural resources	360				
Buildings	361	472 342	54 668	13 417	513 593
Constructions	362	776 086	135 948	52 326	859 708
Machines and equipment	363	1 166 164	147 958	18 406	1 295716

Means of transport	364	47 956	8 084	8 338	47 702
Working and household equipment	365	12 560	8 337	2 868	18 029
Workstock	366				
Productive cattle	367				
Long-lived plantations	368				
Other fixed assets	369	12 292	849	1 715	11 426
Total (sum of lines 360-369)	370	2 487 400	355 844	97 070	2 746 174
including:					
production	371	2 341 409	343 369	93 384	2 591 394
non-production	372	145 991	12 475	3 686	154 780
3. OBJECTS OF LITTLE VALUE AND WITH SHORT LIFE-TIME - TOTAL	380	55 894	64 836	47 564	73 166
including:					
put in storage	381	4 835	35 289	31 767	8 357
put in operation	382	51 059	29 547	15 797	64 809

REFERENCE TO SECTION 3

Description	Line code	Opening balance	Closing balance
1	2	3	4
From line 371, columns 3 and 6:			
subleased – total:	385	18 891	16 374
including:			
buildings	386	507	3 735
facilities	387		287
	388	18 384	12 352
	389		
laid up	390		
Depreciable assets:			
Intangible assets	391	792	1 194
Fixed assets - total	392	932 752	994 004
including:			
buildings and facilities	393	658 629	454 424
machines, equipment, means of transport	394	268 631	521 907
other	395	5 492	17 673
objects of little value and with short life time	396	31 777	37 792
Reference:			
Indexing result according to reappraisal of fixed assets:			
initial cost	397		x
depreciation	398		x
Pledged property	400	115 730	234 564

3. FINANCING , LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS' FLOW

Description	Line code	Opening balance	Added on (formed)	Used	Closing balance
1	2	3	4	5	6
The company's owned resources - total	410		93 361	93 361	
including:					
depreciation of fixed assets	411		92 856	92 856	
depreciation of intangible assets	412		505	505	
income left at the disposal of the company (accumulation fund)	413				
others	414				
Borrowed resources - total	420	8 159	6 262	11 431	2 990
including:					
bank credits	421	5 878		4 918	960
Borrowed assets from other organizations	422	1 357	166	1 523	
share holding in construction	423	924	6 096	4 990	2 030
budgetary	424				
non-budgetary funds	425				
others	426				
Owned and borrowed resources – total (sum of lines 410 and 420)	430	8 159	99 623	104 792	2 990
Reference:					
Unfinished construction	440	140 495	242 436	308 992	73 939
Investments in branch establishments	450	2 400	21 200		23 600
Investments in dependant companies	460	332			332

5. FINANCIAL INVESTMENTS

Description	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Other companies' shares	510	8 447	26 700		
Bonds and other obligations	520				
Loans granted	530				
Others	540				4 638
Reference:					
Bonds and other securities at market value	540				

6. THE COMPANY'S COSTS

Description	Line code	For the reported year	For the previous year
1	2	3	4
Material expenditures	610	89 968	101 434
Salaries	620	360 596	264 028
Social costs	630	137 581	100 958
Depreciation of fixed assets	640	92 856	86 266
Other costs	650	411 958	351 101
Expenditures - total	660	1 092 959	903 787
Referred to non-production accounts (from total amount)	661	52 789	13 394

7. INTERPRETATION OF SEPARATE PROFITS AND LOSSES

Description	Line code	For the reporting year		For the previous year	
		income	losses	income	losses
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgements on award of damages	710	974	386	444	2 054
Profit (loss) of past years	720	43 353	25 924	3 083	4 440
Damages caused by non-execution or improper execution of obligations	730				
Stock exchange differences when operating with foreign currency	740	2 061	45 813	72 303	258 748
Taxes	750		46 085		40 139
Miscellaneous - total	760	61	2 111		12 197
Sales of fixed assets and other property	770	8 770	11 514	19 662	3 940

8. SOCIAL FACTORS

Description	Line code	Sum owing on accounts	Expended	Transferred to funds
1	2	3	4	5
Social investments in :				
Fund of social insurance	810	20 757	11 633	8 950
Retirement insurance fund	820	111 546		108 123
Employment fund	830	5 771		5 435
Medical insurance	840	13 756		12 661

Average number of employees on pay-roll	850	12 745
Money incentive payments not associated with output of products, execution of works, provision of services	860	3 274
Earnings per shares and from investments in the company's property	870	3 440

7. RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	**Line code**	**At the beginning of the year**	**At the end of the year**
1	**2**	**3**	**4**
Leased fixed assets (001)	910	870	1 102
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	124	117
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	6 286	8 523
Depreciation of housing stock (014)	950	618	593
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	960		
	970	39	826
	980		
	990		

Explanatory note to the accounting records for the year 1999

This explanatory note is an essential part of the Annual Accounting Report of "Kubanelectrosvyaz" PJSC (hereinafter – the Company), prepared in accordance with legislation of the Russian Federation.

Information about the Company

1.1 Full name of the Company
Open Joint Stock Company "Kubanelectrosvyaz"
1.2 Location and mailing address. 66, Karasunskaya Str., Krasnodar, 350000
1.3 Date of state registration.
Registered by the Krasnodar City Registration Chamber of the Krasnodar Territory Government. Certificate №A 494. Decree of the Registration Chamber № 186-p of 20 May,1994.
1.4 The Company auditor
General Shareholders' Meeting approved "Arthur Andersen" CJSC as the Company auditor.
Location and mailing address:
52/2, Kosmodamianskaya naberezhnaya, Moscow, 113054
1.5 The Company Registrar.
Specialized Registrar "Kubanski Registratsiony Tsentr" ZAO keeps the register of the Company's shareholders. Location and mailing address:
113, Krasnoarmeyskaya Str., Krasnodar, 350015

The Company's activity.

"Kubanelectrosvyaz" (KES) is the Russian open joint stock company, the last amendment to the Charter was registered on 30 June 1999 under No. 112155.

Privatization of the Company took place in May 1994. All assets and liabilities of the former public enterprise succeeded to the Company.

As at December 31, 1999 "Kubanelectrosvyaz" PJSC incorporates 50 branch establishments, their assets and liabilities, results of economic activity and cash flow statements are included in the enclosed accounting records for the year 1999. Key activities of the Company and its branches are:

- Long-distance and international telephony;
- Local telephony;
- Telegraphy;
- Data transmission and telematic services;
- Mobile wireless telephony;
- Wired radio;
- Leasing of channels and communication links;
- Other telecom services.

"Kubanelectrosvyaz" PJSC provides services of local, long-distance and international telephony to 487 108 urban and 226 774 rural subscribers. Total equipped capacity constitutes 772354 telephone numbers.

Competitive environment in the sphere of telecommunications in the Krasnodar Territory

Number of licensed operators rendering telecom services in the Krasnodar Territory reached 206. Equipped capacity ratio of "Kubanelectrosvyaz" PJSC and other alternative operators is 93.5% and 6.5% respectively.
Competition in the sphere of traditional services is present in the long-distance telephony rendered by alternative operators in Krasnodar and in the cities of the Black Sea coast. Some of them build their own local networks, others use PSTN of "Kubanelectrosvyaz" PJSC.
Moderate presence of "Kubanelectrosvyaz" PJSC in the data transmission market can be explained by the fact that at the present time the Company invests a lot of money in modernization of its transportation network. In the nearest future we expect our positions in this market to be strengthened.
As for wireless communication, the market is mainly occupied by cellular operators, rendering services of mobile telephony.

The Company's authorized capital and securities.

Size of the authorized capital is 506 142 862.5 million rubles. Total number of issued shares is 14 071 250 including 10 553 425 ordinary nominal shares and 3 517 825 preference nominal shares of type A. A share's par value is 35.97 rubles. All the issued shares are paid-up.
At the General Shareholders' Meeting held on 2 June, 1998 maximum number of additional declared shares was determined including 1200000 ordinary shares with a par value of 35.97 rubles amounting to 43 164 000 rubles and 300000 preference shares with a par value of 35.97 rubles amounting to 10 791 000 rubles.
The Company shareholders as at 31 December, 1999 are:

№		Ordinary shares	Preference shares	% of the authorized capital	% of total number of ordinary shares	% of total number of preference shares
1	"Svyazinvest"PJSC	5 347075	0	38.0 .	50.67	0
2	Foreign legal persons	3 890730	1508413	38.37	36.86	42.88
3	Russian legal persons	105 474	1 178 166	9.12	1.00	33.49
4	Natural persons	1 210146	831246	14.51	11.47	23.63
	TOTAL:	10553425	3517825			

Subsidiaries and subordinate companies.

"Kubanelectrosvyaz" PJSC has its subsidiaries and subordinate companies with the rights of legal persons in the territory of the Russian Federation established in accordance with the federal legislation.
To reduce costs of production and to improve its financial situation "Kubanelectrosvyaz" PJSC made changes in its organizational structure in 1999. Pursuant to the resolution of "Kubanelectrosvyaz" PJSC's Board of Directors of 25

September 1998 №377 two branch establishments, Armavir Experimental Plant of Communication Products and Novorossiysk Motor-transport Depot, were liquidated and two subsidiaries in the form of closed joint stock companies, Avtocenter-Yug and Armavir Plant of Communication, were established. "Kubanelectrosvyaz" PJSC's share in their authorized capitals constitutes 100%.

Subsidiries

№	Name	"KES"'s share in charter capital	Location	Activities
1.	"Kuban-GSM" CJSC	24%	61, Gimnazicheskaya Str., Krasnodar	Rendering cellular services of GSM 900 standard
2	"Armavir Plant of Communication Goods" CJSC	100%	1a, Urupskaya Str., Armavir	Production of Communication goods and cables
3	"Avtocenter-Yug" CJSC	100%	48, Myskhakskoye shosse, Novorossiysk	Services of car maintenance

Subordinate companies

№	Name	"KES"'s share in charter capital	Location	Activities
1	"TeleRoss-Kubanelectrosvyaz" Ltd.	50%	66, Karasunskaya Str., Krasnodar	Rendering telecom services

Information about the Company Board of Directors and Administrative Board

№	Name	Wage	Bonus	Others	Total
1.	Gorbachev V.L.	295597.81	463207.62	45800.40	804605.83
2.	Laskavy L.L.	225965.51	293807.59	32025.60	551798.70
3.	Sadokhina A.M.	203860.25	270305.44	33368.60	507534.29
4.	Shipulin A.P.	209967.91	214270.84	23358.60	447597.35
5.	Kruzhkov V.A.	205288.22	215412.76	38484.60	459185.58
6.	Istomina L.V.	163242.77	195141.02	24352.60	382736.39
7.	Ignatenko N.I.	87088.83	96200.67	1895.70	185185.20
8.	Vitko O.M.	75064.58	97641.75	26261.59	198967.92
9.	Ryzhikova H.A.	99140.30	113960.68	3412.90	216513.88
10	Goncharov A.I.	208954.82	231139.45	4074	444168.27
	TOTAL	1774171	2191087.82	233034.59	4198293.41
11	Ukhina I.P.		45919.50		45919.50

12.	Gladskoy V.F.		16698.00	3708	20406
13.	Davidenko A.V.		16698.00		16698.00
14.	Vasin V.S.		16698.00		16698.00
15.	Belov V.E.		29221.50		29221.50
16.	Khvorostina N.I.		29 221.50		29221.50
17.	Ignatenko I.F.		20872.50		20872.50
18.	Kondratyev V.I.	52989.54	20521.43	18629.80	92140.77
	Total	52989.54	195850.43	22337.80	271177.77
	TOTAL	1827160.54	2386938.25	255372.39	4469471.18

The Company's position in the securities market

Position of "Kubanelectrosvyaz" PJSC securities in Russian and international sock markets was improving continuously during 1999 due to effective measures aimed at increase of liquidity and market price of the Company's securities.
In 1999 volume of 146 transactions with the Company ordinary shares amounted to 3.9 US million dollars. Market price of the Company shares increased by 2.2 times in 1999, from 3.8 USD at the beginning of the year to 8.3 USD at the end of the year.
"Kubanelectrosvyaz" PJSC ADRs of I level had a good run in 1999. In 1999 volume of transactions with the Company ADRs exceeded 250000 receipts. At the present time 2.3% of the Company common stock is converted into ADR, ADR capitalization constitutes about 2 million USD.

Environmental protection

In 1999 "Kubanelectrosvyaz" PJSC submitted its projects to approval of committees of environmental protection, bodies of sanitary and epidemiological inspections and committees on protection of cultural and architectural monuments.
When building a fiber-optic line from Krasnodar to Slavyansk, Temryuk, Anapa and Novorossiysk "Kubanelectrosvyaz" PJSC indemnified land users for losses resulted from temporary withdrawal of lands during execution of works.

Main criteria of accounting policy.

1. Sales income should be calculated "after shipment" for taxation purposes.
2. Objects having value of more than 100- multiple size of monthly wage floor can be considered as fixed assets. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.

To develop telecom industry and introduce high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- cable lines supported on poles or built on buildings' walls:
  with metal casing (code 30018)
  with plastic casing (code 30019)
- communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).

3. Objects, having at the date of acquisition limit value of no more than 100- multiple size of monthly wage floor independent of their life time, and objects

with life time less than one year independent of their value, can be considered as objects of little value and objects with short life time.

Objects with short life time and of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.

Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness.

Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to actual cost of acquisition (production).

4. Production costs' accounting should be made in the following way:
   - production costs should be written off in the reporting period when they took place;
   - costs accounting should be made using direct costs mentioning in account 20 "Major production" consisting of direct costs, debited to accounts 20 " Major production" and 23 "Auxiliary production", and indirect costs, debited to accounts "General total costs" 25 and 26);
   - indirect costs are distributed pro rata direct costs referring to prime cost;
   - total economic costs should be written off to prime cost of production, goods, services according to objects of calculations;
   - time and direction of deferred expenses' writing off are determined by conditions of these expenses, by the current legislation and, if necessary, by the director's order;
   - unfinished production should be reflected in balance sheet in accordance with actual costs;

The Company administration does not plan to change its accounting policy in 2000.

Accounts receivable

Accounts receivable as at 31 December 1998 and 1999: thousand rubles

	1999	1998	Net change
Buyers and customers	101214	105972	-4758
Other debtors	27128	51831	-24703
Receivales, total	128342	157803	-29461

Accounts receivable in terms of types of services as at 31.12.1999

	Total	Urban telephony	Rural telephony	Long-distance telephony	Wired radio	Mobile communication
Commercial enterprises	29739.1	1758.2	514.2	26743.4	596.3	127
Budget institutions	31357.3	1010.4	1097.5	28601.6	627.1	20.7
Agroindustrial complex	4018.1	323,7	484.3	3108.1	102	-
Residents	36099.4	4542.3	1531	29426.8	567	32.3
	101213.9	7634.6	3627	87879.9	1892.4	180

Other debtors included prepaid taxes and accounts referring to the Company minor activities.
Interpretation of line 235 "Other debtors" in Form №1 "Balance sheet" as at 31.12.1999:

- loans to employees – 2 150 thousand rubles

Interpretation of line 246 "Other debtors" in Form №1 "Balance sheet" as at 31.12.1999:

- overpayment of taxes to budget	6900 thousand rubles
- overpayment to non-budget funds	356 thousand rubles
- loans to employees	460 thousand rubles
- leasing services	1 366 thousand rubles
- debts on advance holders	236 thousand rubles
- debts on rent	788 thousand rubles
- debts on flats	298 thousand rubles
- debts on sold shares	960 thousand rubles
- debts on utility rate	2 618 thousand rubles
- debts on materials	9 587 thousand rubles
- others	914 thousand rubles
TOTAL	24 483 thousand rubles

Accounts payable

Accounts payable as at 31 December 1998 and 1999: thousand rubles

	1999	1998	Net change
Rostelecom	37 179	44274	-7095
Suppliers and contractors	87920	96258	-8338
Others	137378	104729	32649
Payables, total	262477	245261	17216

Having "Svyazinvest"PJSC as a principle holder, "Rostelecom" AO is the main company that renders services of long-distance and international telephony in the Russian Federation. "Kubanelectrosvyaz" PJSC has an Agreement with Rostelecom on providing pass-through of long-distance and international traffic.
Other accounts payable included debts on wages, debts on social insurance and social services, debts to budget, advance payments for services, etc.
Interpretation of line 628 "Other creditors" in Form №1 "Balance sheet" as at 31.12.1999:

- loans of employees	2610 thousand rubles
- debts to trade unions	204 thousand rubles
- money stopped from wages (alimonies)	133 thousand rubles
- accounting with advance holders	361 thousand rubles
- road taxes	5305 thousand rubles
- others	911 thousand rubles
TOTAL	9534 thousand rubles

Financial investments

"Kubanelectrosvyaz" PJSC has stockholdings in some Russian companies rendering telecom services. Financial results of their activities do not influence the Company financial situation. The Company financial investments are shown in accordance with cost price of shares' acquisition.

Financial investments as at 31 December 1998 and 1999: thousand rubles

	% of stockholding	1999	1998	Net change
"Kuban-GSM" CJSC	24%	2400	2400	0
"Armavir Plant of Communication Goods" CJSC	10%	18000		18000
"Avtocenter-Yug" CJSC	100%	3200		3200
"Teleros-Kubanelectrosvyaz" CJSC	50%	332	332	0
"Krasnodarbank" AB	13.5%	1580	1580	
Other		1198	4135	-2937
TOTAL		26710	8447	+18263

Short-term liabilities

Short-term liabilities consist of bank credits, received by the Company from Russian banks with fixed terms of repayment. Amounts of credits as at 31.12.1998 and 1999 are:

	1999	1998	change, thousand rubles
1. Sberbank	56776	90300	-33524
2. Yugbank	5313	1231	4082
3. Other		1086	-1086
TOTAL	62089	92617	-30528

Long-term liabilities

Long-term liabilities consist mainly of long-term agreements with foreign suppliers on financing of supplied telecom equipment. Amounts of credits as at 31.12.1998 and 1999 are:

	1999	1998	Change
Svyazinvest	57970	57970	0
Ericsson, Sweden	68338	69773	-1435
Siemens, Germany	85968	42502	43466
Iskratel, Slovenia	29649	58432	-28783
Other	10	144	-134
Total	241935	228821	13114

Interest and interest charges

Interest as at 31.12.1999 and 1998 included:

	1999	1998
Bankers' deposit rate		
Usage of credit balance by creditors	3	4
Bond dividends		
Other		
TOTAL	3	4

Other non-sales profits and losses

Other non-sales profits and losses at 31.12.1999 and 1998 included:

Thousand rubles

	1999		1998	
	profits	losses	profits	losses
Accounts payable (receivable)	1362	3316		3986
Fines, penalties, forfeits	974	386	444	2054
Profits (losses) of the previous years	43353	25924	3083	4440
Sum difference	61	2111		12197
Losses from natural disasters (force majeur)	0	0	0	3055
Legal costs	1080	93	12	4480
Reimbursement from budget	3268	9737	11826	2263
Paying off of accounts receivable	501			
Other	778	2062	1727	20
TOTAL	51377	43629	6092	32495

Other operational profits and costs

Other operational profits and costs as at 31.12 1999 and 1998 included:

Thousand rubles

	1999		1998	
	Profit	Costs	Profits	Costs
Sale of fixed assets	8770	11514	415	1986
Sale of inventory holdings	5126	3691	19247	
Sale of securities	26052	6860		
Rent	2483	1773	5642	1523
Difference in rate of exchange	2061	45813	72303	258748
Taxes		46085		40139
Others	303	89	492	
Total	44795	115825	98099	304350

Interpretation of lines in form №5 of "Appendix to the balance sheet".

Line 346

Software – 7078 thousand rubles including 4080 thousand rubles for software on the problem of the year 2000. Line 369 shows cost of library fund and dogs. The amount of 137644 thousand rubles in line 414 reflects capital investments at the expense of owned current assets.

Interpretation of lines in form №3 of "Appendix to the balance sheet".
Line 020/4
Fixed assets received free of charge constitute 46852 thousand rubles.
Line 020/5
Covering profit overrun for the year 1998 constitutes 63761 thousand rubles.

Interpretation of expenditures that were not financed in 1999

	Thousand rubles
Interest charges for credit	1356
Buying the Company shares	9540
Conducting meeting and seminars	1057
Taxes at the expense of profits	1000
Assignments to non-budget funds	4374
Maintenance costs of social objects	1700
Expenditures that do not increase value of fixed assets	1918
Assignments to trade unions	224
Writing-off materials	537
Bonus for employees' vacations	5201
Others	2409
Total	29316

Events after the reported date

Economic activities occurred between the reported date and the date of signing accounting records for the year 1999 did not influence essentially the Company financial situation.

Conditional economic activities

Essential conditional economic activities did not take place by the reported date.

Net assets as at 31.12.1999

Thousand rubles

№	Description	Line-code	Opening balance	Closing balance
1.	Assets			
1	Intangible assets	110	3387	6162
2	Fixed assets	120	1554648	1752170
3	Unfinished construction	130	192729	163513
4	Long-term financial investments	140	8447	26710
5	Other long-term assets			
6	Inventories	210	84823	102693
7	Accounts receivable (1)	230,240	157803	128342
8	Short-term financial investments (2)	250	0	4638
9	Cash resources	260	11482	12188
10	Other current assets			
11	Costs not financed from budget	271		1415
12	TOTAL		2013319	2197831
2.	Liabilities			

12	Special financing and proceeds	460	2814	8253
13	Borrowing costs	510,520,610	321438	304024
14	Accounts payable	620	245261	262477
15	Dividend settlements	630	23578	14313
16	Reserves of forthcoming costs and payments	660		
17	Other liabilities			
18	Total		593091	589067
19	Value of net assets		1420228	1608764

(1) With the exception of debts of shareholders (constitutors) dealing with their contributions to the authorized capital
(2) With the exception of balance-sheet value of the Company's redeemed shares

In 1999 value of the Company net assets increased by 188536 thousand rubles. Value of net assets exceeds the size of the authorized capital that conforms to the requirements of the Russian legislation.

Description of fixed assets and intangible assets of the Company

Fixed assets are determined according to their acquisition cost by independent estimation of their value with the deduction of depreciation.

Value of the Company fixed assets as at 31.12.1998 and 1999

	1999	1998	Change
Buildings	513593	472342	41251
Facilities	859708	776086	83622
Machinery and equipment	1295716	1166164	129552
Means of transport	47702	47956	-254
Inventory	18029	12560	5469
Other kinds of fixed assets	11426	12292	-866
Total fixed assets	2746174	2487400	258774
Cumulative depreciation	994004	932752	61252
Total fixed assets according to residual value	1752170	1554648	197522

In 1999 the Company's provision with fixed assets increased.
Ratio of renewals (K) is calculated according to the following formula:
K = fixed assets received/fixed assets' balance at the end of the year (closing balance)
K= 448182/2746174=16.3%

Ratio of retired assets (R) is calculated according to the following formula:
R = fixed assets retired/fixed assets' balance at the beginning of the year (opening balance)
K= 189408/2487400=7.6%

Value of the Company intangible assets as at 31.12.1998 and 1999

	1999	1998	Change
1. Rights for objects of intellectual (industrial) property	261	164	97
including rights according to:			
1.1.author's contracts and other contracts…	0	0	0
1.2. patents for inventions…, trade marks…	261	164	97
1.3. right for "know-how"	0	0	0
2. Rights for use of isolated natural objects	17	17	0
3.Organizational expenses	0	0	0
4.Business reputation of the company	0	0	0
5. Miscellaneous	7078	3998	3080
Total	7356	4179	3177

Basic showings of the Company activity in 1999

Description	Measure unit	Actually 1998	1999		% of the plan execution	Change rate %
			plan	actual		
1. Communication facility, rate of increase						
Long-distance public phones	phone	-391		-299		
Basic telephones	phone	41087	32000	32023	100,1	77,9
Urban and rural public phones	phone	559	220	389	176.8	69.6
Including universal	phone	661	220	663	301.4	100.3
Connected radio units	unit	-73660	0	0		
Length of long-distance channels	Thousand chan/km	202.3	240	246.76	102.8	122.0
2. Gross REVENUE	Mln rubles	1269.1	1614.8	1628.0	100.8	128.3
Including Revenue from tariff	-"-	1077.5	1409.4	1416.5	100.5	131.5
Income from residents	-"-	513.2	746.7	757.3	101.4	147.6
3. Expenditures	-"-	903.8	1163.6	1173.0	100.8	129.8
Including wages	-"-	264.0		360.6		136.6
depreciation	-"-	86.3		92.9		107.6
4. Sales PROFIT	Mln rubles	365.3	451.1	455.0	100.9	124.6
Operational costs	-"-	232.3		64.3		
Including differences	-"-	197.8		45.8		

in rate of exchange						
5. Balance sheet profit	Mln rubles	133	387.6	391.8	101.1	294.6
Profit tax	-"-	27.6		99.1		
Cost price of 1 ruble of profit	kopeck	71.2	72.1	72.1	0.0	0.9
Profitability	%	14.7	33.3	33.4	0.1	18.7
6. Labor						
1.Total number of employees	people	13544		12752		94.2
2. Average salary	Mln rubles	1666		2400.0		144.1
Labor productivity	ruble	7809		10639	136.2	
7. Capital investments						
Volume	Mln rubles	332.4	210.2	242.4	115.3	72.9
Number capacity put into operation	№№	48577	27742	28034	101.1	57.7

Results of economic activity

In 1999 the Company rendered telecom services to enterprises and population of the Krasnodar Territory for the amount of 1416.5 million rubles, a 31.5% gain over a year-ago period. Share of telecom services in gross revenue constituted 87.0%. Gross revenue constitutes 1628 million rubles gaining 28.3 % over 1998.

Growth rate of rendering telecom services to population was rather high. Their volume growth constituted 47.6%.

Structure of revenues	Thousand rubles	%
Tariff revenues	1416496.7	
including		
Long-distance telephony	857798.7	60.6
Telegraphy	63903.7	4.5
Urban local telephony	359435.9	25.4
Rural local telephony	106962.9	7.5
Wired radio	26510.9	1.9
Mobile communication	1884.6	0.1

Revenues from other activities amounted to 211.5 million rubles in 1999. They include transport services (4.4 mln rubles), production of cables (7.1 mln rubles), building and assembly jobs (31.6 mln rubles), resort services (37.5 mln rubles), sales of goods (69.2 mln rubles), operational services of ETUS (23 mln rubles), others (38.7 mln rubles).

The Company gained sales profit amounting to 455.0 mln rubles. Balance sheet profit of the year 1999 constituted 391.8 mln rubles. Profit tax to budget amounted to 99.1 mln rubles that constituted 25.3% due to privileges on capital investments. The profit tax under current legislation equals 30%.

Financial situation

Dynamics of the Company financial showings

Description	1999	1998	Change
1.Profitability before taxation	33.4	14.7	18.7
2. Independency (Autonomy) ratio	0.74	0.71	0.03
3. Absolute liquidity ratio	0.05	0.04	0.01
4. Current liquidity ratio	0.81	0.76	0.05
5. Ratio of owned current assets provision	-1.02	-0.95	-0.07

1.Profitability before taxation (Pbt)

Pbt= Balance sheet profit/Cost price of products (works, services)
Pbt 98 = 133039/903787=14.7
Pbt 99 = 391772/1173048 =33.4

2. Independency (Autonomy) ratio (Iar)

Iar = Capital and reserves/ Balance total
Iar 98 = 1497428/2097636 = 0.71
Iar 99 = 1670640/2251454 = 0.74
Ratio shows that owned assets' share in value of the Company property is rather high.

3. Absolute liquidity ratio (Alr)

Alr = (Short-term financial investments+Cash means)/(Borrowed current assets+Accounts payable)
Alr 98 = (2669+11482)/(92617+245261) = 0.04
Alr 99 = (5134+12188)/(62089+262477) = 0.05
The ratio shows that 5% of the Company short-term liabilities can be redeemed by the most mobile part of assets.

4. Current liquidity ratio (Clr)

Clr = Current assets/(Short-term liabilities – (Future income + Consumption funds +Reserves for future payments))
Clr 98 = 274664/361456=0.76
Clr 99 = 273583/338879 = 0.81
The ratio increased in 1999 but the Company has not enough current assets to pay off its short-term liabilities.

5. Ratio of owned current assets provision (Oap)
The ratio shows the Company provision with owned current assets necessary for its financial stability.
Oap = (Capital and reserves – Long-term assets)/Current assets
Oap 98 = (1497428-1759211)/274664 = -0.95
Oap 99 = (670640-1948555)/273583 = -1.02

Investment activity

Plan of capital investments for the year 1999 was executed in the sum of 242436 thousand rubles. The main sources of financing are the Company owned capital amounting to 231005 thousand rubles (95.3%), and borrowed assets amounting to 11431 thousand rubles (4.7%). Fixed assets put into operation amounted to 308992 thousand rubles.

Automatic telephone exchanges with total capacity of 28034 №№ were built and put into operation including 19140№№ of urban and 8894№№ of rural exchanges. Digital exchanges constituted 73.7% (20664 №№) of all number capacity put into operation. Fiber-optic lines 181.5 kilometers long from Slavyansk to Temryuk, Anapa, Novorossiysk were constructed, 960 channels of Automatic long-distance telephone exchange in Krasnodar were put into operation.

Distribution of profit

Balance of retained income of 1999 will be forwarded to accumulation fund, fund of social development, consumption fund, dividend payments for the year 1999, other payments.

The Board of Directors will submit the question of distribution of the Company income for the year 1999 for approval of the General Shareholders' Meeting.

Usage of the Company retained income in 1999.

№	Description	Measure unit	1999
1	Retained profit of the year 1998	Thousand rubles	103622
2	Costs in 1998 not covered by financing (paid off from additional capital)	Thousand rubles	63761
3	Balance of retained profit of 1998	Thousand rubles	103622
4	Usage of retained profit		
4.1	Accumulation fund		
4.2	Consumption fund		10044
4.3	Social fund		
4.4	Dividend payments		16841.5
4.5	other		76736.5
5	Retained profit of the year 1999	Thousand rubles	288377
6	Costs in 1998 not covered by financing	Thousand rubles	29316
7	Balance of retained profit for the year 1998	Thousand rubles	259061

Outlook of the Company development in 2000

The Company plans:

- to increase income from telecom services by 16.6% as compared to 1999 and to gain1651 million rubles from telecom services
- to get gross revenue amounting to 1871 million rubles
- to gain 220 million rubles from other activities
- to have balance sheet profit amounting to 404 million rubles
- to reach profitability level of 29.9%.
- to increase amount of basic local telephones by 33 thousand №№
- to increase length of trunk channels of zonal network by 279 channel/kilometers
- to make investments amounting to 350.0 million rubles
- to put 92.6 kilometers of radio relay lines into operation

Besides, the Company has to pay 282.5 million rubles under the terms of the contracts. Investment tactics provide for election of projects for investments on the basis of economic expediency and pay-back periods.

Development strategy

The main trends of the Company development strategy are:

- Optimization of the Company's management structures;
- Change of the Company's financial model;
- Formation of the network management center;
- Development of the quality control system and certification of provided services;
- Introduction of SS-7 in the networks of the Krasnodar Territory;
- Integration of telephone networks and data transmission network;
- Telephony; -Internet; -Frame relay; -IP-telephony; -ISDN.

Introduction of ATM-technologies makes it possible:

- To use SDH-based transportation systems and digital telephone switching exchanges more actively;
- To broaden the range of provided services allowing customers to organize video conferences, to receive video on request during TV broadcasting, to use multimedia services, etc.;
- To create corporate networks;
- To provide high-speed access to Internet.

Using these technologies on a large scale, the Company will be able not only to solve many technical problems but to shorten considerably a pay-back period of investments. Range of rendered services can be greatly increased with improvement of their quality.

xDSL-systems should be used more widely for installation of basic phones.

HDSL allows to obtain two-way operation by 2Mbit streamflows. ADSL asynchronous systems provide the speed up to 8Mbit/sec to one side and up to 1.5 Mbit/sec in reverse direction.

- Active introduction of additional and intelligent services;
- Upgrading and further development of local, long-distance and zonal telephone networks not only due to building of powerful transportation

systems but to using ATM-technology allowing to transmit 8 voice 2 Mbit streamflows in one 2 Mbit streamflow with the help of compression. Construction of digital radio relay line from Ust-Labinsk to Belorechensk and Apsheronsk.

- Extension of GSM standard service area, improvement of the quality of the provided cellular services;
- Improvement of work with customers, active advertising campaign.

All these tasks demand considerable investments and should be based on detailed programs ensuring efficient usage of the Company financial, technological and labor resources.

"Kubanelectrosvyaz" PJSC develops long-term cooperation with foreign companies, which makes it possible to import modern telecom equipment and newest technologies under favorable financial conditions.

Execution of these plans is aimed at maximization of the Company's profitability.

Conclusion

The accounting reports present in all material respects financial situation of "Kubanelectrosvyaz" PJSC, financial results of its activity and changes in its financial position.

The accounting reports are drawn up in accordance with generally accepted in the Russian Federation accounting principles.

General director V.L.Gorbachev

Chief accountant L.V.Istomina

Other information about accounting reports for the year 1999

1. TOTAL in Section II of the balance sheet for the year 1999 in the column "closing balance" should be "273 583",balance sheet total should be "2 251 454".

Report of the independent auditing company on the statutory accounting reports for the year 1999

Report of the independent auditing company
on the statutory accounting reports for the year 1999

Legal address: 14 Staraya Basmannaya St., 103064 Moscow, Russia

License to perform general audit No 001481 is issued by the Ministry of Finance of the Russian Federation. The license is valid till 19 July 2000.

The state registration certificate of ZAO «Arthur Andersen» No 021566 is issued by Moscow Registration Chamber on 11 February 1993. Current account No 40702810600700353028, BIC No 044525202 in Citibank, Moscow.

The audit was performed by:

Robert G.Akrite, Audit partner
Tatyana Georgievna Golkova, Audit manager
Elene Borisovna Chikisheva, Audit senior
Juliana Valeryevna Gruzina, Audit senior
Irina Borisovna Smirnova, Audit senior

Auditor *Tatyana Georgievna Golkova*
Certificate of auditor № 024831

Report of the independent auditing company to the shareholders on the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 1999

1. We have performed an audit of the attached statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 1999. These statutory accounting reports were prepared by the management of "Kubanelectrosvyaz" PJSC in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». The statutory accounting reports prepared in accordance with the above Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation» differ significantly from financial statements prepared in accordance with International Accounting Standards.

2. Preparation of these statutory accounting reports is the responsibility of the management of "Kubanelectrosvyaz" PJSC. Our responsibility is to express an opinion on these statutory accounting reports based on our audit.

3. We carried out our audit in accordance with the Decree of the President of the Russian Federation No 2263 as of 22 December 1993 «On Auditing in the Russian Federation» and Russian Auditing Standards issued by the Presidential Audit Committee. We planned and performed our audit to obtain reasonable assurance that the statutory accounting reports are prepared in all material respects in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our audit provides a reasonable basis for our opinion on the statutory accounting reports.

4. As our responsibility did not include audit of Report on Movement of funds (Form No 4) for the year ending 31 December 1999 we did not conduct the procedures necessary to express our opinion on this form of accounting records. That is why we do not express our opinion on the Report on Movement of funds (Form No 4) for the year ending 31 December 1999.

5. *In our opinion, the statutory accounting reports attached to this Report present, in all material respects, the assets and liabilities of "Kubanelectrosvyaz" PJSC as of 31 December 1999 and its financial results for the year ended 31 December 1999 in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation».*
6. *Without making reservations in our decision we would like to pay your attention to the fact that economic crisis in the Russian Federation may influence greatly the financial situation and prospective activity of "Kubanelectrosvyaz" PJSC.*
7. *Without making reservations in our decision we would like to pay your attention to the following circumstances that influence greatly the financial situation of "Kubanelectrosvyaz" PJSC. As at 31 December 1999 the working capital shortage that is surplus of short-time liabilities over the current assets of "Kubanelectrosvyaz" PJSC constituted 65 million rubles (this amount does not include long-term liabilities to be redeemed within 12 months after the reported date). Besides, the Company has 23 million rubles of overdue accounts payable for the services of connecting network. At present the Company's management negotiates with creditors for restructuring the payables.*

Partner	*Robert G.Akrite*
Auditor	*Tatyana Georgievna Golkova*

7 April 2000

Appendix 1

to the Report of the independent auditing company to the shareholders on the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 1999

1. *During performing an audit of the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 1999 we found out deviations from the established order of making accounting records and preparing accounting reports that influenced the authenticity of the accounting reports. In connection therewith, it is necessary to make the following changes in the balance sheet:*

   - *Amount in line 120 "Fixed assets"(opening balance) should be decreased by 5247 thousand rubles and constitute 1 549 401 thousand rubles;*

   - *Amount in line 130 "Unfinished construction" (closing balance) should be decreased by 7 435 thousand rubles and constitute 156 078 thousand rubles;*

   - *Amount in line 321 "Expenditures in the reported year not covered by financing"(closing balance) should be increased by 7 435 thousand rubles and constitute 36 751 thousand rubles;*

   - *Amount in line 420 "Additional paid-in capital"(opening balance) should be decreased by 5247 thousand rubles and constitute 800 667 thousand rubles;*

2. As at 31December 1999 the Company has not made a reserve on bad debts (accounts receivable) which is recommended by "Regulations on conditional facts of economic activity"

Partner — *Robert G.Akrite*
Auditor — *Tatyana Georgievna Golkova*

7 April 2000

APPENDIX

Accounting records for the year 2000

Balance sheet

ACCOUNTING POLICY

of "Kubanelectrosvyaz" PJSC, 2000

1. *Accounting recording of the company's activity should be made using journal &order system. Way of using this system in each branch must be approved by the director's order with indication of numbers and names of journals of orders and turnover balance sheets on analytical accounts.*

Activity accounting is carried out by means of double recording according to Plan of accounts of activity accounting using journal &order form.
While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.

2. *Accounting records should be used in accordance with work plan of accounts of accounting records (see Annex №1).*
   When using accounts different from work plan in the branches of the Company, they must be approved by the director of the branch and submitted beforehand to the Company's chief accountant's approval.

3. *Technology of accounting data processing is mixed: automated and partially manual.*

4. *Accounting records of property, obligations and economic transactions should be kept in rubles and copecks. Record accounting of fixed and intangible assets should be maintained in rubles. Resulting differences in sums must be written off regarding financial result, not decreasing the taxable profit. Accounting records (forms № 1,2,3,4,5,) and tax payments must be presented in rubles.*

5. *Schedule time of making up monthly balance sheet is 15 day of the next month after the reported one. Final documents of monthly accounts are to be form № 1 "Balance sheet" and form № 2 "Profits and losses statement". Tax payments are to be made in time prescribed by fiscal legislation.*
6. *Forms of initial documents used for executing records of economic transactions, not having standard forms of initial documents, are to be approved by the branches directors' orders with supplement of these forms.*
7. *To provide accounting data adequacy inventory should be made in times and cases when it is necessary according to current legislation and when it is extra necessary according to the directors' order. Inventory of fixed assets is to be taken once in three years and the inventory of property and financial obligations must be taken every year before making up annual balance sheet.*
   Inventory of overdue accounts receivable should be taken twice a year not later than at July,1 and December, 1 with registration of two-sided reconciliation of accounts. Accounts receivable and payable are written off at the end of the reported year by order of General Manager on the basis of the commission's recommendations in the following way:
   - *accounts receivable with expired term of limitation of action, other bad debts are written off to the financial results;*
   - *accounts payable are written off to the financial results after 3 years of the date of formation. Moreover, during 5 years written-off*

accounts receivable and payable should be indicated in below-line accounts for control.

Inventory lists and other documents concerned (orders, acts, explanatory notes and the like) should be added to annual balance sheets in the branches.

Act on results of the made annual inventory should be added to the forms of annual statement given to centralized accounts department.

8. *To approve time of advance accounts delivery for advance holders not later than:*
   - *3 days (excluding rest-days) after return from business trip;*
   - *30 working days after giving money on account, but not later than 10 working days after date of its spending.*

To approve limit sums of money given on account (for economic needs – not more than 5 RUR thousand, for traveling expenses – according to accounts for the period of business trip, for other needs – according to signed by the director applications).

Daily allowances should be paid in accordance with statutory standards except for the director's order on an individual business trip.

Extra traveling expenses are paid at the expense of the Company's cash resources with corresponding taxation.

If advance report is not given in time or the rest of money is not returned into cash, all sum at the end of the month should be included in total revenue of advance holder with corresponding taxation.

If an advance holder has a debt, money shouldn't be given to him on account.

9. *Accounting records of currency accounts and of property and obligations in foreign currency should be maintained in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records.*

   Rate of exchange differences should be shown in accounting records of the reporting period which the date of account refers to and according to which account 83 "Differed income" is made. Differences should be included into losses or income once only in form of amount of balance at the end of a quarter.

10. *Objects, having at the date of acquisition limit value of no more than 100-multiple size of monthly wage floor independent of their life time, and objects with life time less than one year independent of their value, can be considered as objects of little value and objects with short life time.*

Objects with short life time and of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.

To provide safety of such objects during usage appropriate control of their movement should be exercised.

Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness.

11. *Objects having value of more than 100- multiple size of monthly wage floor can be considered as fixed assets. Fixed assets' value is paid off according to established normative acts during their standard life time (item 9 Regulation*

on structure of expenses for production and sales of goods (works, services) included into the prime cost of goods (works, services) and on the order of formation of financial results which are taken into account when taxation of income (Decree of the Government of the Russian Federation №552 at August, 5, 1992. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.

Depreciation is not made for fixed assets , received as a present or free of charge during privatization, bought on budget allocations and other similar resources, for fixed assets temporarily closed down by the director's order for not less than 3 months and also for bought editions (books, booklets and the like).

Evaluation of fixed assets should be carried out in accordance with initial cost regarding actual expenses for acquisition, building and production. Evaluation of fixed assets, cost of which is determined in foreign currency when acquiring, should be carried out in rubles by converting the currency according to official rate of exchange of Central bank at the date of acquisition by housekeeping right. Costs for fixed assets' repair are included into the prime cost of production as carrying out repairs.

To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- *cable lines supported on poles or built on buildings' walls:*
  with metal casing (code 30018)
  with plastic casing (code 30019)
- *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

12. Fixed assets should be re-appraised once at the beginning of the reporting year by direct recalculation of balance-sheet value.

13. Intangible assets' accounting should be carried out similar to fixed assets' accounting. Time of intangible assets' effective serviceability should be determined depending on documents of acquisition or on the deed of conveyance from the moment of putting in usage.. If it is impossible to determine time of effective usage of some intangible assets, then this time and standards of depreciation are specified by the branch's director on the basis of commission's report or the basis of ten years' timing (but not more than the period of the company's validity).

Clearance of intangible assets' value is made by line method depending on standards calculated by the company on the basis of time of their effective usage.

Depreciation is not made for intangible assets , received as a present or free of charge during privatization, bought on budget allocations and other similar resources.

14.Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to actual cost of acquisition (production). When putting production facilities in operation and other retirement of assets any method can be used. The order on the selected method should be issued at a branch (in accordance with prime cost of each unit, average prime cost, method FIFO or LIFO).

Evaluation of goods at retail trade is carried out either according to selling-price using account 42 " Trade extra-charges", or according to buying price. The chosen method must be approved by order of the branch's director.
Accounting of trade operations (wholesale trade, retail trade, public catering) should be made in accordance with standard acts. Provision and delivery costs should be included into buying price of goods.

15. *Methods of accounting and valuation of finished commodity, and order of accounting of unfinished production are to be approved by each branch that makes products.*
16. *Production costs' accounting should be made in the following way:*
    - *production costs should be written off in the reporting period when they took place;*
    - *costs accounting should be made using direct costs mentioning in account 20 "Major production" consisting of direct costs, debited to accounts 20 " Major production" and 23 "Auxiliary production", and indirect costs, debited to accounts "General total costs" 25 and 26);*
    - *indirect costs are distributed pro rata direct costs referring to prime cost;*
    - *total economic costs should be written off to prime cost of production, goods, services according to objects of calculations;*
    - *time and direction of deferred expenses' writing off are determined by conditions of these expenses, by the current legislation and, if necessary, by the director's order;*
    - *unfinished production should be reflected in balance sheet in accordance with actual costs;*
    - *accounting should be carried out separately for expenditures associated with basic activity, commerce, capital construction and securities' transactions;*
    - *medical insurance of workers should be covered at the expense of prime cost within 1 % of volume of cashable production. Contracts of medical insurance should be executed adequately;*
    - *transport-storaging costs should be referred to production costs or prime cost.*

17. Method of proceeds from sales should be determined in accordance with the following taxes:
- *e) profit tax*
- *f) VAT*
- *g) Use of highway tax*
- *h) Maintenance of housing and communal services tax*

Sales tax should be taken from money sums received in the branch's cash. In accordance with Regulations on the order of calculating and paying of sales tax approved by the Krasnodar region State Fiscal Inspection and by Department on budget, finances and control of the Krasnodar region government at 27.11.98.

18.Accounting period for charge of proceeds of services is considered to be a calendar month .

Order of services and goods' pricing with the exception of communication services should be approved in each branch.

19.Reserve funds for fixed assets' repairs should be created according to the branch director's decision.

Inventory of each reserve's balance should be made as at January, 1 of the next year after reporting one. If necessary the correction or closing of reserve funds should be done according to legislation.

20. Reserve funds for bad debts of other companies and citizens should be created with assignment of reserve sums to the financial results, at that:

- *bad debt is declared to be accounts receivable that are not paid off in time under agreement and not appropriately guaranteed;*
- *bad debt reserve is created on the basis of results of receivables' inventory held at the end of the reporting year;*
- *size of reserve is determined separately for each bad debt depending on the debtor's financial state (ability to pay) and possibility of charge of the debt completely or partially;*
- *if this reserve for bad debt is not used till the end of the year next to the year of its creation, than unspent sums should be added to the income of the corresponding year.*

When creating reserves it is necessary to make and approve reserves' accounting as grounds for these sums.

21.Liabilities are shown in evaluation without interests at the end of the reporting period.

22. Penalties for breach of agreements should be shown in the balance sheet at the moment of cash inflow to the company's (branches') accounts.

23. In accordance with constitutive documents special purpose funds are created at the expense of net income: accumulation fund, consumption fund, special fund of the Company's management. At the expense of net income withdrawal of depreciation funds is made for financing projects under construction of regional significance. These funds are distributed among the branches with the help of internal documents.

24. Periodicity, order of dividends' settlement, coverage of past and current years' losses are determined by the shareholders' meeting and according to current legislation.

25.Authorized capital can be increased or decreased in any legal way in accordance with the decision of shareholders' meeting.

26. In the Company and its branches:

- *wages should be paid in accordance with unified tariff scale, approved by collective agreement of "Kubanelectrosvyaz" JSC;*

- *additional payments and supplementary allowances to salaries should be made according to Regulation on the branch employees' remuneration of labor;*
- *additional payments for work during red-letter days, rest days and overhours should be made in accordance with labor legislation;*
- *wages should be paid in time specified in the branches' annexes to the collective agreement of "Kubanelectrosvyaz" PJSC;*
- *time of beginning and ending of working day with break for rest and nourishment should be specified in the branches in accordance with Internal routine rules of "Kubanelectrosvyaz" JSC, orders on labor time for the current year and shift work schedules, approved by administration and coordinated with trade union;*
- *wages should be calculated for actual working time indicated in working time sheet (form № T-13), checked by the branch's economist;*
- *average earnings should be calculated in accordance with Order of calculating average earnings approved by Act of Ministry of Labor № 1 at 16.01.98;*
- *bonus payments should be made according to Regulations on bonus payments to managerial staff, management personnel and the branches' employees;*
- *reduction of bonus payments to the workers, having derelictions of duties, should be made according to Regulations on bonus payments;*
- *payments for travelling character of work should be made according to the current legislation and list of posts and professions, approved by the branch's order. Route sheets are considered to be reporting accounts. Ticket cards should be given on receipt;*
- *financial help should be paid in time and size determined by the collective agreement and in accordance with trade union committee's decision;*
- *privileges for employees working in unhealthy conditions: additional leave, additional payments, shortened working day and right to preferential pension should be granted in accordance with approved lists of posts and professions. Lists of posts and professions are made out on the basis of certification of work places according to conditions of work and are presented as annexes to collective agreement of JSC;*
- *milk is given to employees according to approved lists of post and professions, working in unhealthy conditions. Milk should be given to workers in special rooms on days of work in unhealthy conditions. Substitution of milk with other food or with money is forbidden;*
- *working clothes should be registered and written off according to standard acts;*
- *penalties should be imposed on persons having liability for breakage in case of deficiency or embezzlement in accordance with legislation acts and agreements on liability for breakage signed by such persons.*

27. Clearing off methods of guns' cost should be determined according to period of effective usage. Cartridges should be given on account, written off by act (with necessary indication what they were used for).

28. The Company's and the branches' chief accountants must:

- *provide business accounting according to Regulations on business accounting and reporting in Russian Federation, Plan of accounts , Instruction of its usage and other current standard acts;*
- *provide timely and complete presentation of necessary accounts to the concerned users with accordance to current legislation;*
- *provide possibility of quick changes in accounting according to changes in current legislation;*
- *provide reliable determination of taxable base for accounts with budget and non-budget funds for paying taxes and other payments according to current fiscal legislation;*
- *when generating costs for production goods (works, services) , follow Regulations on costs structure approved by Decree of the Government of the Russian Federation № 552 at 05.08.92, taking into account all changes and additions;*
- *make business accounting on the basis of original documents of standard forms with the exception of documents, forms of which are approved by present order;*

29. In each branch the following documents must be approved:

- *forms of primary documents, used for registration of economic transactions that have not standard forms of primary documents;*
- *list of persons having liability for breakage and list of accountable persons;*
- *list of persons responsible for signing account documents;*
- *list of fixed assets having preferential (reduced) taxation;*
- *list of documents of strict registration.*

30. The branches' directors must strictly carry out the Company chief accountant's demands concerning order of registration, presentation and recording of primary documents and reports, and time of their presentation to accounts department for drawing up a report.

BALANCE SHEET

As at 31 December 2000
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	6 162	6 500
patents, licenses, trade marks and other similar rights and assets	111	261	266
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	1 752 170	1 960 686
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 226 512	1 342 697
Unfinished construction (07,08,61)	130	163 513	235 931
Profitable investments in material values (03)	135		
Property for subleasing	136		
Property for rent	137		
Long-term financial investments (06, 82)	140	26 710	275 642
investments into branch establishments	141	23 600	273 497
investments into dependant companies	142	332	332
investments into other companies	143	2 778	1 813
loans granted to companies with term over 12 months	144		
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	1 948 555	2 478 759
2. CURRENT ASSETS			
Inventories and expenses	210	102 693	117 348
raw materials, materials and other similar items (10,15, 16)	211	84 929	101 667
cattle (11)	212	95	3
Expenses in unfinished production(20,21,23,29,30,36,44)	213	91	12
finished products and merchandise(16, 40,41)	214	8 749	7 521
dispatched goods (45)	215		
deferred expenses (31)	216	8 829	8 145
other inventories and expenses	217		
VAT on acquired valuables (19)	220	23 811	38 163
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	2 416	1 901
buyers and customers(62,76,82)	231	266	
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	2 150	1 901

Accounts receivable(with payments expected within 12 months since reporting date)	240	127 341	151 061
buyers and customers(62,76,82)	241	101 214	106 848
notes receivable(62)	242		
branch establishments and dependant companies (78)	243		
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	229	991
other receivables	246	25 898	43 222
Short-term financial investments (56,58,82)	250	5 134	
investments into dependant companies	251		
bought out own shares	252	496	
other short-term financial investments	253	4 638	
Cash resources	260	12 188	16 474
cash (50)	261	987	1 639
settlement accounts (51)	262	6 929	9 782
currency accounts (52)	263	267	203
Other cash resources (55,56,57)	264	4 005	4 850
Other current assets	270		
TOTAL for section 2	290	273 583	324 947
BALANCE (sum of the lines 190+290)	399	2 222 138	2 803 706

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	**2**	**3**	**4**
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	789 005	809 513
Reserve capital (86)	430	12 333	47 260
mandatory reserve funds	431	12 333	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440	66 529	63 881
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	288 377	124 745
Uncovered losses of the past years(88)	465		
Covered losses of the past years	466	(29 316)	
Retained profit of the reported year (88)	470		297 158
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	1 633 071	1 848 700
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	57 980	187 707
long-term bank credits	511		170 000
other long-term loans	512	57 980	17 707
Other long-term liabilities	520	183 955	243 738
TOTAL for section 5	590	241 935	431 445
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	62 089	91 909
bank credits	611	62 089	91 909
other loans	612		
Accounts payable	620	262 477	282 261
suppliers and contractors (60,76)	621	125 099	107 055
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623		

wages to employees(70)	624	19 898	34 237
social insurance (69)	625	13 320	18 456
debt to budget (68)	626	45 487	55 093
advance payments(64)	627	49 139	53 910
other payables	628	9 534	13 510
Dividend settlements (75)	630	14 313	99 300
Deferred income (83)	640	8 253	50 091
Provision for future expenses and payments(89)	650		
Other short-term liabilities	660		
TOTAL for section 6	690	347 132	523 561
BALANCE (sum of the lines 490+590+690)	700	2 222 138	2 803 706

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	1 102	12 625
including leasing	911		
Inventory holdings under agreement of bailment (002)	920	117	35
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	8 523	13 190
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960		829 304
Depreciation of housing stock (014)	970	593	173
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	826	6 956

PROFIT AND LOSS STATEMENT

As at 31 December 2000
Company: **"Kubanelectrosvyaz" JSC**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the similar period of the previous year**
1	2	3	4
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	10	2 173 973	1 628 018
Including from communication services	11	1 910 173	1 416 497
Cost price of goods , services sold	20	1 624 265	1 191 439
Including from communication services	21	1 379 740	1 016 454
Gross profit	29	549 708	436 57993 145
Commercial expenses	30	4 355	3 643
Management expenses	40		
Profit (loss) from sales (lines 010-020-030-040)	50	545 353	432 939
2. Operating profits and losses			
Interest income	60	15	3
Interest expenses	70	41 426	21 092
Income from participation in other enterprises	80	2 187	81
Other operating income	90	297 066	42 734
Other operating expenses	100	269 426	70 743
3. Non-sales profits and losses			
non-sales income	120	29 168	53 438
non-sales expenses	130	81 423	87 931
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	481 514	349 426
Profit tax and other similar obligatory payments	150	90 480	103 395
Profit (loss) from usual activity	160	391 034	246 031
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	1 967	1 511
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	389 067	244 520
Reference data: Dividend for a preference share	201	0.00832	0.003
For an ordinary share	202	0.00194	0.0006
Expected dividend in the next reported year: for a preference share	203	-	0.01249
For an ordinary share	204	-	0.00291

INTERPRETATION OF PROFITS AND LOSSES

Desciption	Line code	For the reported period		For the same period of the last year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgements on award of damages	210				
Profit (loss) of past years	220				
Damages caused by non-execution or improper execution of obligations	230				
Stock exchange differences when operating with foreign currency	240				
Cost reduction of inventories at the end of the reported period	250				
Writing off accounts receivable and payable with expired limitation of action	260				

CAPITAL FLOW STATEMENT

As at: **31December 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Opening balance	Inflow in the reported year	Expenses in the reported year	Closing balance
1	2	3	4	5	6
1. OWNED CAPITAL					
Authorized capital	010	506 143			506 143
Additional paid-in capital	020	789 005	60 759	40 251	809 513
increase of property value according to reappraisal	021	338 942	2 358		341 300
Reserve fund	030	12 333	34 927		47 260
	040				
Retained profit of past years	050	288 377	78 601	242 233	124 745
Accumulation funds - total	060				
Social fund	070	66 529		2 648	63 881
reappraisal	080				
Special purpose financing and inflow from budget	090				
Special purpose financing and out of budget cash inflow from branch and inter-branch funds – total	100				
TOTAL for section 1	130	1 662 387	649 354	463 041	1 848 700
2. OTHER FUNDS AND RESERVES					
Consumption fund - total	140				
Provisions for future expenses and payments - total	150		198	198	
Appraisal reserves - total	160		1 424	1 424	
	170				
TOTAL for section 2	180		1 622	1 622	

REFERENCES

Description	Line code	Opening balance		Closing balance	
1	2	3		4	
1) Net assets	150	1 639 115		1 896 857	
		from the budget		**From branch and inter-branch funds**	
		3		4	
		For the reported year	For the previous year	For the reported year	For the previous year

2) Received for:					
Financing of regular activities	160	13943	2755		
Including Discounts for population	161	13943	2755		
Others	162				
capital investments	170	198	6096		
Including Construction of objects	171	198	6096		
Acquisition of equipment	172				
others	173				
Purposes connected with force majeur situations	180	40	45	40	

IV. Change of capital

Description	Line code	For the reported year	For the previous year
1	2	3	4
Capital at the beginning of the reported period	100	1662387	1494614
Capital growth - total	110	462037	89662
Including: Issue of additional shares	111		
Assets' reappraisal	112	2358	
Assets' growth	113		46852
Reorganization of a juridical person (merger, amalgamation)	114		
Profits referring to capital growth	115		
Other receipts	116	459579	42810
Capital reduction - total	120	(225312)	(106644)
Including: Decrease of a share's par value	121		
Reduction of the shares' number	122		
Reorganization of a juridical person (division)	123		
Profits referring to reduction of capital	124		
Other retired assets	125	125315	210266
Capital at the end of the reported period	130	1848700	1374010

Description	Line code	Opening balance	Receipts in the reported year	Expenditures in the reported year	Closing balance
1	2	3	4	5	6
Special purpose financing - total	140	8253	74305	(80900)	1658
Including: From budget	141		14181	(14181)	
From non-	142		40	(40)	

budget funds					
Juridical person	143	6223	55058	(61281)	
Natural person	144	2030	5026	(5398)	1658
others	145				

CASH FLOW STATEMENT

As at: **1 January 2001**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line code**	**Amount**	**Including**		
			current activity	**investment activity**	**financial activity**
1	2	3	4	5	6
1.Opening cash balance	010	8 194	x	x	x
2. Cash inflow - total	020	3 410 005	3 362 599	47 406	
including :					
revenue from sales of goods, works and services	030	1 858 687	x	x	x
revenue from selling fixed assets and other property	040	2 297	2 297		
advance payments from buyers (customers)	050	98 536	x	x	x
budget allocation and other special purpose financing	060	4 490	4 292	198	
non-repayable (gratis)	070				
credits	080				
loans	085				
dividend payments, interest under financial investments	090	2 202	x	2 202	
other cash inflow	110	833 474	833 474		
3. Cash expenses - total	120	3 406 575	2 522 247	198 884	530
including:					
payments for goods, works, services	130	453 424	453 424		
salaries	140	497 463	x	x	x
social costs	150	187 451	x	x	x
sums paid out on account	160	67 752	67 752		
advance payments	170	1 674	1 674		
share holding in construction	180	206	x	206	x
machines, equipment, means of transport	190	324 959	x	172 700	x
financial investments	200	530			530
dividend, interest payments	210	24 268	x	24 268	

budgetary payments	220	497 460	497 460	x	
payments of the interest under credits and loans	230	513 692	511 982	1 710	
Other payments	250	837 696	837 696		
4. Closing cash balance	260	11 624	x	x	x
Reference:					
In line 020 inflows in cash(except for line 100) - total	270	136 919			
including payments from:					
legal persons	280	336 753			
natural persons	290	1 032 866			
including using:					
cash registers	291	381 606			
severe accounting forms	292	651 260			
Cash resources:					
Receipts from bank to the company's cash	295	118 623			
Cash receipts from company to the bank	296	563 119			

ANNEXES TO THE BALANCE SHEET

As at: **31 December 2000**
Company: **"Kubanelectrosvyaz" JSC**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

1. BORROWED ASSETS FLOW

Description	Line code	Opening balance	Received	Redeemed	Closing balance
1	2	3	4	5	6
Long-term bank credits	110		170 000		170 000
including those not redeemed in time	111				
Other long-term loans	120	57 980	17 397	57 670	17 707
including those not redeemed in time	121				
Short-term bank credits	130	62 089	485 842	456 022	91 909
including those not redeemed in time	131				
Bank credits for employees	140				
including those not redeemed in time	141				
Other short-term loans	150				
including those not redeemed in time	151				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
Accounts receivable:					
short-term	210	127 341	4 421 140	4 397 420	151 061
including overdue	211	41 707	200 002	197 134	44 575
including for more than 3 months	212	14 414	45 107	34 559	24 962
long-term	220	2 416	550	1 065	1 901
including overdue	221	1 899		567	1 302
including for more than 3 months	222	1 455		153	1 302
from line 220 accounts expected to be received in more than 12 months after reporting date	223	1 851	11	376	1 486

Accounts payable:					
short-term	230	262 477	1 591579	1 571 795	282 261
including overdue	231	18 267	27 433	33 431	12 269
including for more than 3 months	232	18 207	14 062	24 678	7 591
long-term	240	183 955	223 708	163 925	243 738
including overdue	241		3 658		3 658
including for more than 3 months	242		3 658		3 658
from line 240 accounts expected to be paid in more than 12 months after reporting date	243	88 025	116 496	113 640	90 881
Security:					
received	250				
including from third person	251				
given	260		829 304		829 304
including to third persons	261				

REFERENCES FOR SECTION 2

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
1) Bills' circulation					
Bills given	262				
including overdue	263				
Bills received	264		14 500	14 500	
including overdue	265				
2) Accounts receivable for supplied production (works, services) according to actual cost	266				
		For the reported year		For the previous year	
1	2	3		4	
3) Receivables written off to financial results	267				
including at the end of time-limit	268				

4) List of debtors having the largest debts

Name of organization	Line code	Closing balance	
		total	including overdue for more than 3 months
1	2	3	4
Educational and public health institutions	270	23 007	5 671
Agricultural complex	271	2 912	1 074
Ministry of Internal Affairs	272	2 527	1 027

Population	273	46 106	2 321
Local administration	274	1 016	416
Center of government communications	275	2 232	1 904
Industry	276	21 444	4 004
Department of Defense	277	7 596	6 558
TV and radio companies	278	8	
	279		

4) List of the largest creditors

Name	**Line code**	**Closing balance**	
		total	**Including for more than 3 months**
1	**2**	**3**	**4**
"Rostelecom" OJSC	280	15794	
Contacts for supply of telecom equipment	281	216754	
VAT (account 76)	282	9655	
Non-budget funds	283	18456	
Leasing	284	2031	
	285		
	286		
	287		
	288		
	289		

3. DEPRECIABLE ASSETS

Description	**Line code**	**Opening balance**	**Put in operation**	**Retired**	**Closing balance**
1	**2**	**3**	**4**	**5**	**6**
1. INTANGIBLE ASSETS					
Rights for objects of intellectual (industrial) property	310	261	114	167	208
including rights according to:					
author's contracts and other contracts on works of science, literature, art, software programs, data bases and others.	311				
patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use	312	261	114	167	208
right for "know-how"	313				
Rights for use of isolated natural objects	320	17	2	4	15
Organizational expenses	330				
Business (reputation) of the company	340				
Miscellaneous	349	7079	3 122	1 982	8 218
Total (sum of the lines 310+320+330+340+349)	350	7 356	3 238	2 153	8 441
2. FIXED ASSETS					
Land and natural resources	360				

Buildings	361	513 593	27 082	141 462	399 213
Constructions	362	859 708	220 232	34 793	1 045 147
Machines and equipment	363	1 295 716	325 361	119 659	1 501 418
Means of transport	364	47 702	5 077	6 211	46 568
Working and household equipment	365	18 029	1 010	9 732	9 307
Workstock	366				
Productive cattle	367				
Long-lived plantations	368				
Other fixed assets	369	11 426	2 366	8 477	5 315
Total (sum of lines 360-369)	370	2 746 174	581 128	320 334	3 006 968
including:					
production	371	2 591 394	569 558	174 265	2 986 687
non-production	372	154 780	11 570	146 069	20 281
3. OBJECTS OF LITTLE VALUE AND WITH SHORT LIFE-TIME - TOTAL	380	73 166	105 433	101 404	77 195
including:					
put in storage	381	8 357	40 518	41 649	7 226
put in operation	382	64 809	64 915	59 755	69 969

REFERENCE TO SECTION 3

Description	Line code	Opening balance	Closing balance
1	2	3	4
From line 371, columns 3 and 6:			
subleased – total:	387	16 374	16 747
including:			
buildings	388	3 735	4 554
facilities	389	287	
	390	12 352	
others	391		12 193
laid up	392		
Depreciable assets:			
Intangible assets	393	1 194	1 941
Fixed assets - total	394	994 004	1 046 282
including:			
buildings and facilities	395	454 424	542 938
machines, equipment, means of transport	396	521 907	500 229
other	397	17 673	3 115
Profitable investments in material values	398		
objects of little value and with short life time	399	33 792	34 821
Property under trustee agreement	400		
Reference:			
Indexing result according to reappraisal of fixed assets:			
initial cost	401	122770	x
depreciation	402	50543	x
Pledged property	403		615 380
Value of property not subject to depreciation -total	404	60476	65560
Including intangible assets	405	243	263
Fixed assets	406	60233	65297
Change of fixed assets' value resulting from reconstruction, additional building and equipment	407		
Difference between acquisition value and value of	408		

sales				
Value of pledged property	409			

4.FINANCING , LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS' FLOW

Description	Line code	Opening balance	Added on (formed)	Used	Closing balance
1	2	3	4	5	6
The company's owned resources - total	410		160 445	160 445	
including:					
depreciation of fixed assets	411		58 401	58 401	
depreciation of intangible assets	412		100 863	100 863	
income left at the disposal of the company (accumulation fund)	413		1 181	1 181	
others	414				
Borrowed resources - total	420	9 213	219 544	227 099	1 658
including:					
bank credits	421	960	45 000	45 960	
Borrowed assets from other organizations	422		6	6	
share holding in construction	423	2 030	5 026	5 398	1 658
budgetary	424		198	198	
non-budgetary funds	425				
others	426	6 223	169 314	175 537	
Owned and borrowed resources – total (sum of lines 410 and 420)	430	9 213	379 989	387 544	1 658
Reference:					
Unfinished construction	440	73 939	553 834	508 369	119 404
Investments in branch establishments	450	23 600	249 897		273 497
Investments in dependant companies	460	332			332

5. FINANCIAL INVESTMENTS

Description	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Other companies' shares	510	26 710	275 642	4 638	
Bonds and other obligations	520				
Loans granted	530				
Others	540				
Reference:					
Bonds and other securities at market value	540				

5. THE COMPANY'S COSTS

Description	Line code	For the reported year	For the previous year
1	2	3	4
Material expenditures	610	524 626	390 869
Including: Raw materials	611	124663	76111
Fuel and energy	612	57764	33290
Spare parts	613		
Salaries	620	515 141	373 335
Social costs	630	199 208	142 758
Depreciation of fixed assets	640	102 044	92 856
Other costs	650	214 820	136 943
Including: Taxes included in costs	651	59118	43910
rent	652	10434	7266
Personnel training	653	3390	1564
Expenditures - total	660	1 555 839	1 136 761
Change in balances: Unfinished construction	670	(79)	45
Deferred income	680	-684	4768
Reserves for future expenditures	690		

8. SOCIAL FACTORS

Description	Line code	Sum owing on accounts	Expended	Transferred to funds
1	2	3	4	5
Social investments in :				
Fund of social insurance	710	31 190	16 432	14 218
Retirement insurance fund	720	155 851		150 495
Employment fund	730	8 732		8 341
Medical insurance	740	18 726		17 613
Allocations to non-state retirement funds	750	9000		8130

Payments under contracts of retirement insurance	755	
Average number of employees on pay-roll	760	12 527
Money incentive payments not associated with output of products, execution of works, provision of services	770	3 172
Earnings per shares and from investments in the company's property	780	7 931

Explanatory note to the accounting records for the year 2000

This explanatory note is an essential part of the Annual Accounting Report of "Kubanelectrosvyaz" PJSC (hereinafter – the Company), prepared in accordance with legislation of the Russian Federation.

Information about the Company

1.6 Full name of the Company
Open Joint Stock Company "Kubanelectrosvyaz"
1.7 Location and mailing address. 66, Karasunskaya Str., Krasnodar, 350000
1.8 Date of state registration.
Registered by the Krasnodar City Registration Chamber of the Krasnodar Territory Government. Certificate №A 494. Decree of the Registration Chamber № 186-p of 20 May,1994.
1.9 The Company auditor
General Shareholders' Meeting approved "Arthur Andersen" CJSC as the Company auditor.
Location and mailing address:
52/2, Kosmodamianskaya naberezhnaya, Moscow, 113054
1.10 The Company Registrar.
Specialized Registrar "Kubanski Registratsiony Tsentr" ZAO keeps the register of the Company's shareholders. Location and mailing address:
113, Krasnoarmeyskaya Str., Krasnodar, 350015

The Company's activity.

"Kubanelectrosvyaz" (KES) is the Russian open joint stock company, the last amendment to the Charter was registered on 04 July 2000 under No. 13404.
Number of employees on pay-roll at 31 December 2000 is 13404 people.

The Company position in the securities' market

Share capital of the Company is 506,142862.5 rubles. Its principle shareholder is "Svyazinvest" PJSC with 38% of the authorized capital and 50.67% of the common shares belonging to it.
Share capital of the Company is 506,142862.5 rubles. Total number of issued shares constitutes 14 071 250 shares including 10 553 425 ordinary registered shares and 3 517 825 preference registered type A shares. A share par value is 35.97 rubles. All the issued shares are paid.
Annual General Shareholders' meeting held on 2 June 1998 determined maximum number of additionally declared shares including ordinary shares with a par value of 35.97 rubles 1200000 in number amounting to 43 164 000 rubles and preference shares with a par value of 35.97 rubles300 000 in number amounting to 10 791 000 rubles.
As for domestic securities' market the Company's shares circulate in the Russian Trading System (under ticker KUBN for ordinary and KUBNP for preference shares) and in the stock section of the Moscow Interbank Currency Exchange (MICEX).

"Kubanelectrosvyaz" PJSC is an indisputable leader among regional telecom companies. In 2000 bidding volume in RTS reached 7. 52 million USD, number of concluded transactions constituted 393. These results are among the best in the telecom market of the Russian Federation. Market capitalization by the end of 2000 amounted to 100 million USD. Price of an ordinary share fluctuated from 6.75 to 18 US dollars.

Shares of "Kubanelectrosvyaz" PJSC are used when calculating official stock market indexes such as AK&M Index, RTS-Interfax Index.

Successful development and functioning of the Company depends greatly on its informational openness gaining confidence of customers, shareholders and potential investors. Revealing information is one of the Company's priority activities. The Company submits all the necessary reports on securities and economic activity to Federal Committee on Securities' Market. "Kubanelectrosvyaz" PJSC supports its corporate web-site and cooperates actively with informational agencies including Bloomberg and Reuters and also with national and local mass communication media. As a result of informational openness the Company's shares consider to have one of the highest liquidity ratio among national companies. Internet site http:/www.kes-review.kuban.ru/. includes information on the most important events in the Company's life, tariffs ,etc. RTS and Bank of New York servers have references to this site.

The Company's shares as at 01.01.2001
(total amount of shares – 1 4071250)

№	Category	Ordinary shares	Preference shares	% of the authorized capital	% of total number of ordinary shares
1	Legal persons including "Svyazinvest"PJSC	9 590971 5 347075	2 819 233	88.20 38.0	90.88 50.67
2	Natural persons	962 454	698 592	11.80	9.12
	TOTAL:	10553425	3517825	100.00	100.00

Information about the Board of Directors and Administrative Board

Table No 1

№	Name	Compensation	Salary	Bonus	Remuneration for the members of the Board of Directors	Other payments	Total
1	Gorbachev V.L.		383511.99	326282.98	83490	138570.59	931855.56
2	Belov V.E.				83490		83490
3	Laskavy L.L.	325271.94	313827.11	178120.35	83490	79668.61	980378.01
4	Sadokhina A.M.		324681	197140.95	83490	90065.24	695377.19
5	Ukhina I.P.				83490		83490
6	Khvorostina N.I.				83490		83490

7	Apaljko A.V.				83490		83490
8	Ignatenko I.F				83490		83490
9	Hern D.A						
	Total:	325271.94	1141119.81	793610.36	760884	308706.86	3329592.97

Table No 2

№	Name	Compensation	Salary	Bonus	Remuneration for the members of the Administrative Board	Other payments	Total
1	Gorbachev V.L.		383511.99	326282.98	250800	138570.59	1099165.56
2	Laskavy L.L.	325271.94	313827.11	178120.35	225720	79668.61	1122608.01
3	Sadokhina A.M.		324681	197140.95	213180	90065.24	825067.19
4	Goncharov A.I.		269238.66	192079	200640	207373.04	682694.70
5	Kruzhkov V.A.		296255.90	214777.95	200640	111975.50	823649.35
6.	Shipulin A.P.		290433.93	199743.80	200640	53625.65	744443.38
7	Istomina L.V.		262229.94	115238.13	175560	62091.96	615120.03
8	Ignatenko I.F		119170.80	80000.68	92964	17806.52	309942
9	Ryzhikova N.A.		119099.71	92066.08	92964	402.42	304532.21
10	Vitko O.M.			8005.70	66500	9664.19	84169.89
11	Polulyakhova O.U.		28476.80	12517.46	16180		57174.26
	Total:	325271.94	2287826.13	1523907	1642824	584205.30	6364034.37

Subsidiaries

№	Name	"KES"'s share in charter capital	Location	Activities	Voting shares
1.	"Kuban-GSM" CJSC	24%	61, Gimnazicheskaya Str., Krasnodar	Rendering cellular services of GSM 900 standard	24%
2	"Armavir Plant of Communication	100%	1a, Urupskaya Str.,	Production of Communication	100%

	Goods" CJSC		Armavir	goods and cables	
3	"Avtocenter-Yug" CJSC	100%	48, Myskhakskoye shosse, Novorossiysk	Services of car maintenance	100%
4	"Health-care complex "Orbita" CJSC	100%	Olginka, Tuapse district	Resort services	100%

Subordinate companies

№	Name	"KES"'s share in charter capital	Location	Activities	Voting shares
1	"TeleRoss-Kubanelectrosvyaz" Ltd.	50%	66, Karasunskaya Str., Krasnodar	Rendering telecom services	50%

Long-term financial investments of "Kubanelectrosvyaz" PJSC as at 01.01.2001

Company	Share, %	Amount of shares	Type and category of shares	Nominal value, rubles
"Avtocenter-Yug" DZAO	**100**	**35200**	**Ordinary nominal uncertificated**	**1000**
"Armavir Communication Facilities Plant" DZAO	**100**	**18000**	**Ordinary nominal uncertificated**	**1000**
"Health-care complex "Orbita" ZAO	**100**	**217896**	**Ordinary nominal uncertificated**	**1000**
"TeleRoss-Kubanelectrosvyaz" ZAO	**50**	**331730**	**Ordinary nominal uncertificated**	**1**
"Kuban-GSM" ZAO	**24**	**2400**	**Ordinary nominal uncertificated**	**1000**
"Krasnodarbank" AKB	**13,.5**	**14800010000**	**Ordinary nominal uncertificated-preference nominal uncertificated**	**1010**
"Sberbank" OAO	**0,0006**	**106**	**Ordinary nominal uncertificated**	**50**
"Starcom" ZAO	**3,7**	**185**	**Ordinary nominal uncertificated**	**100**
"Kubanbank" AKB	**0,1**	**25354150**	**Ordinary nominal uncertificated-preference nominal uncertificated**	**11**
"Aksay" OAO	**0.2**	**106437802**	**Ordinary nominal uncertificated-preference nominal uncertificated**	**1010**

Competitive environment

At the present time competitive environment in the Krasnodar Territory includes a great number of independent telecom operators determining their own price and production policy. The Company realizes the necessity of correction of its business strategy and tactics.

Number of licensed operators rendering telecom services in the Krasnodar Territory reached 206. Equipped capacity ratio of "Kubanelectrosvyaz" PJSC and other alternative operators is 93.5% and 6.5% respectively. Now the Company has a monopolistic position in the sphere of traditional services, level of competitiveness here is low. Satisfying the needs of the Krasnodar Territory population in traditional services "Kubanelectrosvyaz" PJSC simultaneously lays foundation for introducing advanced technologies and providing new telecom services.

At present over 15 Internet providers operate in the Krasnodar Territory. "Kubanelectrosvyaz" PJSC's share in this market is little more than 60%. This fact demonstrates a fall of the Company's monopoly share in the market of new telecom services. Alternative operators can be characterized by aggressive marketing policy, active advertising campaigns and tariff mobility.

As for wireless communication, level of competitiveness in this market is rather high. "Kubanelectrosvyaz" PJSC's market share in providing wireless access approximates 60%: mobile telephony – 80%, paging – 5%, wireless access PD –80%, wireless access to traditional services – 22%.

It should be noted that the market of new telecom services (IN, multimedia, etc) is still free.

As at 01.01.01 "Kubanelectrosvyaz" PJSC provides services of local, long-distance and international telephony to 521 810 urban subscribers and 242 080 rural subscribers. Total equipped capacity equals 819921 telephone numbers.

Table No10

Information on “Kubanelectrosvyaz” PJSC operational segments

Thousand rubles

	revenues		costs		Financial results		Profitability(%)		Assets		Liabilities	
	1999	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999	2000
Information on telecom services	1416496.7	1910173.1	1016454.1	1379739.5	400042.6	530433.6	39.4	38.4	2441505	3347756	610651	917713
Urban telephony +wireless communication with mobile objects	361320.5	518236.8	292257.0	424440.0	69063.5	93796.8	23.6	22.1	357010	442950	78353	121952
Long-distance telephony	857798.7	1114814.8	410042.0	502278.3	447456.7	621536.5	109.2	122.0	2295453	3244420	586168	888797
Rural telephony	106962.9	149595.3	148085.4	214655.4	41122.5	65060.1	27.8	30.3	210958	339614	53870	93036
Other telecom services	90414.6	127526.2	166069.7	238365.8	75655.1	110839.6	45.6	46.5	388111	578585	87241	158501
Including Document communication	63903.7	90816.9	101283.3	149805.0	37379.6	58988.1	36.9	39.4	191757	307920	48967	84353
Wired radio	26510.9	36709.3	64786.4	88560.8	38275.5	51851.5	59.1	58.5	196354	270665	38274	74148
Information on other activities	**211521.3**	**263799.9**	**1789627.7**	**248880.8**	**32893.6**	**14919.1**	**18.4**	**6.0**	**168744**	**77878**	**43091**	**21334**
TOTAL:	**1628018.0**	**2173973**	**1195082**	**1628620**	**432936.2**	**545352.7**	**36.2**	**33.5**	**2222138**	**2847049**	**566501**	**780546**

Table No 11

"Information on geographical segments"

Revenues	Urban telephony		Long-distance telephony		Rural telephony		Other activities		TOTAL	
	1999	2000	1999	2000	1999	2000	1999	2000	1999	2000
Northern region										
North-Western region										
Central region										
Volgo-Vyatski region										
Central-Chernozyomny region										
Povolzhski region										
North-Caucasian region	361320.5	518236.8	857798.7	1114814.8	106962.9	149595.3	211521.3	263799.9	1628018.0	2173973.0
Ural region										
West-Sibirski region										
East-Sibirski region										
Far East region										
Foreign market										
TOTAL:	361320.5	518236.8	857798.7	1114814.8	106962.9	149595.3	211521.3	263799.9	1628018.0	2173973.0

Table No 12

"Information on geographical segments"

Cost price	Urban telephony		Long-distance telephony		Rural telephony		Other activities		TOTAL	
	1999	2000	1999	2000	1999	2000	1999	2000	1999	2000
Northern region										
North-Western region										
Central region										
Volgo-Vyatski region										
Central-Chernozyomny region										
Povolzhski region										
North-Caucasian region	292257	424440	4100042	5022278.3	148085.4	214655.4	1789627.7	248880.8	1195082	162862
Ural region										

West-Sibirski region										
East-Sibirski region										
Far East region										
Foreign market										
TOTAL:	292257	424440	4100042	5022278.3	148085.4	214655.4	1789627.7	248880.8	1195082	162862

Table No 13

"Information on geographical segments"

Financial results	Urban telephony		Long-distance telephony		Rural telephony		Other activities		TOTAL	
	1999	2000	1999	2000	1999	2000	1999	2000	1999	2000
Northern region										
North-Western region										
Central region										
Volgo-Vyatski region										
Central-Chernozyomny region										
Povolzhski region										
North-Caucasian region	69063.5	93796.8	447456.7	621536.5	41122.5	65060.1	32893.6	14919.1	432936.2	545352.7
Ural region										
West-Sibirski region										
East-Sibirski region										
Far East region										
Foreign market										
TOTAL:	69063.5	93796.8	447456.7	621536.5	41122.5	65060.1	32893.6	14919.1	432936.2	545352.7

Table No 15

Accounts receivable in terms of groups of users

Thousand rubles

	budget	**residents**	**Commercial enterprises**	**others**	**Total**
Urban telephony	3233.2	3899.7	1972.9	267.9	9488
Long-distance telephony	30977.7	36354.3	16821.1	2384.9	86538
Rural telephony	1018.8	3363.3	600.4	81.5	5064
Others Including					

Wired radio	97	2155	191.8	61.2	2505
Mobile communication	945	333.7	1857.8	116.5	3253
Total:	36386	46106	21444	2912	106848

Construction and investments

Plan of capital investments for the year 2000 was executed for the sum of 553.5 million rubles. The main sources of financing are the Company owned capital amounting to 388.6 million rubles (70.2%), and borrowed assets including commodity credit – 114.3 million rubles (20.6%), bank credit – 45.0 million rubles (8.1%), assessable contributions – 5.4 million rubles (1%), budget allocations – 0.2 million rubles (0.4%).

Automatic telephone exchanges with total capacity of 60300 №№ were built and put into operation including 46088№№ of urban and 14212№№ of rural exchanges. Digital exchanges constituted 85.8% (51760 №№) of all number capacity put into operation. Fiber-optic lines 133.57 kilometers long from Timashevsk to Bryukhovetskaya, Kanevskaya, Starominskaya were built.

Radio relay line 93.6 kilometers long from Ust-Labinsk to Belorechensk and Apsheronsk was put into operation.

Environmental protection

In 2000 "Kubanelectrosvyaz" PJSC submitted its projects to approval of committees of environmental protection, bodies of sanitary and epidemiological inspections and committees on protection of cultural and architectural monuments.

When building a fiber-optic line from Timashevsk to Bryukhovetskaya, Kanevskaya, Starominskaya "Kubanelectrosvyaz" PJSC indemnified land users for losses resulted from temporary withdrawal of lands during execution of works.

Main criteria of accounting policy.

1. Sales income should be calculated "after shipment" for taxation purposes.
2. Objects having value of more than 100- multiple size of monthly wage floor can be considered as fixed assets. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90.

To develop telecom industry and introduce high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- cable lines supported on poles or built on buildings' walls:

with metal casing (code 30018)

with plastic casing (code 30019)

- communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).

3. Objects, having at the date of acquisition limit value of no more than 100- multiple size of monthly wage floor independent of their life time, and objects

with life time less than one year independent of their value, can be considered as objects of little value and objects with short life time.

Objects with short life time and of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.

Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness.

Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to actual cost of acquisition (production).

4. Accounting records of invoices, property and liabilities in foreign currency should be kept in rubles by conversion according to exchange rate of the Central Bank of the Russian Federation at the date of transaction and at the date of making up monthly accounting reports.

   Exchange differences should be shown in the accounting records of the reported period including the date of transaction or in account record 80 "Profits or losses".

5. Production costs' accounting should be made in the following way:
   - production costs should be written off in the reporting period when they took place;
   - costs accounting should be made using direct costs mentioning in account 20 "Major production" consisting of direct costs, debited to accounts 20 " Major production" and 23 "Auxiliary production", and indirect costs, debited to accounts "General total costs" 25 and 26);
   - indirect costs are distributed pro rata direct costs referring to prime cost;
   - total economic costs should be written off to prime cost of production, goods, services according to objects of calculations;
   - time and direction of deferred expenses' writing off are determined by conditions of these expenses, by the current legislation and, if necessary, by the director's order;
   - unfinished production should be reflected in balance sheet in accordance with actual costs;

6. Reserves for doubtful accounts of other organizations and residents should be formed by taking sums of reserves from financial results.

The Company administration does not plan to change its accounting policy in 2001.

Form No 1 "Balance Sheet"

Opening balance of 01 January 2000 was changed in accordance with "Svyazinvest"PJSC's letter No 3325 of 13 September 2000.

Line 246	+1415 thousand rubles	Should be considered	25898 thousand rubles
Line 271	-1415 thousand rubles	Should be liquidated	none
Line 450	-8253 thousand rubles	Should be liquidated	-
Line 640	+8253 thousand rubles	Should be considered	8253 thousand rubles

Line 321	-29316 thousand rubles	Should be liquidated	
Line 466	+29316 thousand rubles	Should be considered	29 316 thousand rubles

Form No 2

Data on the Company's costs in 1999 was change in accordance with methodology specified in the Order No 60 of 28 June 2000.

Line 020	-451 thousand rubles	(interest rate)	
Line 100	+451 thousand rubles	(interest rate)	
Line 020	+22485 thousand rubles	(costs from account 88)	

Including 10045 thousand rubles – wages

3968 thousand rubles –social insurance

8472 thousand rubles – other expenditures

Total line 020= 1173048-451+22485=1195082 thousand rubles

Table No 17

"Unfinished construction"

thousand rubles

	Opening balance	Closing balance	Changes	Explanations
Account 07	65595	105800	40205	
Account 08	73939	119404	45465	
Account 16	-	-	-	
Account 61	23979	10727	-13252	

Table No 18

"Profitable investments into material values"

thousand rubles

Description	Rent	Leasing	Hire
As at 01.01.2000			
received			
withdrawn			
As at 31.12.2000			

Table No 19

"Long-term financial investments"

thousand rubles

List of long-term financial investments	Opening balance	Received	Withdrawn	Closing balance	Share in the charter capital
"Kuban-GSM"	2400	-		2400	24%

CJSC					
"Armavir Plant of Communication Goods" CJSC	18000	-	-	18000	100%
"Avtocenter-Yug" CJSC	3200	32001	-	35201	100%
"Health-care complex "Orbita"	-	217896	-	217896	100%
"Teleros-Kubanelectrosvyaz" CJSC	332	-	-	332	50%
"Svyazist" co-operative society	965	-	965	-	-
Other	1813	-	-	1813	-
TOTAL	26710	249897	965	275642	

Table No 20

"Short-term financial investments"

thousand rubles

List of short-term financial investments	Opening balance	Received	Withdrawn	Closing balance	Share in the charter capital
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL:	-	-	-	-	-

Accounts receivable

Accounts receivable as at 31 December 1999 and 2000: thousand rubles

	1999	2000	Net change
Buyers and customers	101214	106848	+5634
Other debtors	28544	46114	+17570
Receivales, total	129758	152962	+23204

Accounts receivable in terms of groups of debtors as at 31.12.1999 and 2000

thousand rubles

	1999	2000	Change
Commercial enterprises	29740	21444	-8296
State and public organizations	31357	36386	+5029
Agroindustrial complex	4018	2912	-1106
Residents	36099	46106	+10007
TOTAL:	101214	106848	+5634

Other debtors included prepaid taxes and accounts referring to the Company minor activities.

Table No 21

Line 235 "Other debtors"

Thousand rubles

№	Description	Account	Amount	
			1999	2000
1	Loans to employees	73	238.5	414.5
2	Payments to debtors and creditors	76	-	-
3	Losses resulting from inventory damages	84	1468.0	1357.4
4	Payments under claims	63	443.5	39.8
5	Others	56	-	89.3
	TOTAL:		2150	1901

Table No 22

Line 246 "Other debtors"

Thousand rubles

№	Description	Account	Amount	
			1999	2000
1	Payments to budget	68	6100.6	16268
2	Payments under claims	63	1493.3	997.9
3	Non-budget payments	67	8.2	53.3
4	Payments on social insurance and security	69	83	49.5
5	Loans to employees	73	708.1	286.5
6	Settlements with advance holders	71	125.1	324.2
7	Payments to suppliers and contractors	60	7974.0	8848.1
8	Settlements with debtors and creditors not relating to telecom services	76	7987.4	9993.9
9	Losses resulting from	84	15.3	57.9

	inventory damages			
10	Others	64	36.2	17.6
		96	1367.4	6024.4
		76	-	213.1
		70	-	20.1
		83	-	67.2
	TOTAL:		25899	43222

Joint stock companies having line 252 "Owned shares redeemed from the shareholders" should give explanations on execution of article 72 of Federal Law No 208-FZ "On joint stock companies" of 26.12 1995.

Table No 23

"Other cash assets"

thousand rubles

Account	Opening balance	received	withdrawn	Closing balance	Total
55	-	-	-	-	-
56	65	-	65	-	-
57	3940	264842	263932	4850	
Total	4005	264842	268847	4850	

Table No 24

"Authorized capital"

thousand rubles

	Opening balance	received	withdrawn	Closing balance
Increase (decrease) of a share par value	-	-	-	-
Cancelled shares written off by reduction of authorized capital	-	-	-	-
Direction of reserve capital to increase authorized capital	-	-	-	-
Others	506143	-	-	506143
Total:	506143	-	-	506143

Table No 25

"Additional capital"

thousand rubles

	Opening balance	received	withdrawn	Closing balance
Growth of property value resulting from reappraisal	338942	2358	-	341300
Emissive profit	-	-	-	-
Values gained without compensation (gratis)	-	-	-	-

Part of retained income directed to capital investments	450063	58401	-	508464
Others	-	-	40251	-40251
Total:	789005	60759	40251	809513

Accounts payable

Accounts payable as at 31 December 1999 and 2000: thousand rubles

	1999	2000	Net change
Rostelecom	37 179	15794	-21385
Suppliers and contractors	87920	91261	+3341
Others	137378	175206	+37828
Payables, total	262477	282261	+19784

Having "Svyazinvest"PJSC as a principle holder, "Rostelecom" AO is the main company that renders services of long-distance and international telephony in the Russian Federation. "Kubanelectrosvyaz" PJSC has an Agreement with Rostelecom on providing pass-through of long-distance and international traffic.
Other accounts payable included debts on wages, debts on social insurance and social services, debts to budget, advance payments for services, etc.

Short-term liabilities

Short-term liabilities consist of bank credits, received by the Company from Russian banks with fixed terms of repayment. Amounts of credits as at 31.12.1999 and 2000 are:

	1999	2000	change, thousand rubles
1. Sberbank	56776	76409	+19633
2. Yugbank	5313	-	-5313
3. Yug-investbank		15500	+15500
TOTAL	62089	91909	+29820

Long-term liabilities

Long-term liabilities consist mainly of long-term agreements with foreign suppliers on financing of supplied telecom equipment. Amounts of credits as at 31.12.1998 and 1999 are:

Table No 26

Interpretation of loans and credits

Thousand rubles

Credit organization	**Currency**	**Purpose of credit**	**Time to run**	**Opening balance**	**received**	**redeemed**	**Closing balance**
1. Sverbank credit line 45 mln rubles	ruble	Extension of local telephone network in Krasnodar	20 October 2001	0	10000	0	10000
2. Yugbank	ruble	Replenishment of current	28 January	0	35000	0	35000

		assets	2001				
3. Sverbank credit line 45 mln rubles	ruble		20 February 2002	0	10000	0	10000
4. Sverbank credit line 75 mln rubles	ruble	To bridge temporary gaps in pay turnover	26 April 2002	0	75000	0	75000
5. Sverbank credit line 45 mln rubles	ruble		20 June 2002	0	10000	0	10000
6.Sverbank credit line 45 mln rubles	ruble	Extension of local telephone network in Krasnodar	25 September 2002	0	15000	0	15000
7. Yugbank	ruble	Replenishment of current assets	15 October 2002	0	15000	0	15000
				0	170000	0	170000

Table No 27

Long-term loans line 512

Thousand rubles

Name	**currency**	**purpose**	**Time to run**	**Opening balance**	**received**	**redeemed**	**Closi balan**
8.Svyazinvest	ruble	Development of rural telephony	31 December 2000	57670	0	57670	0
9.Loan to Sochielectrosvyaz	ruble	Development of local network in Sochi	2004	310	6	0	316
				57980	6	57670	**316**

Table No 29

"Other creditors"

thousand rubles

No	**Name**	**Account**	**Amount**
			2000
	Total		
1	VAT	76	-
2	Payments to non-budget funds	67	7004
3	Settlements with advance holders	71	71
4	Settlements with debtors and creditors	76	6240

5	Loans to employees	73	195
6	Total		13510

Description of fixed assets and intangible assets of the Company

The Company fixed assets are determined according to their acquisition cost by independent estimation of their value with the deduction of depreciation.

Value of the Company fixed assets as at 31.12.1999 and 2000

	1999	2000	Change
Buildings	513593	399213	-114380
Facilities	859708	1045147	185439
Machinery and equipment	1295716	1501418	205702
Means of transport	47702	46568	-1134
Inventory	18029	9307	-8722
Other kinds of fixed assets	11426	5315	-6111
Total fixed assets	2746174	3006968	260794
Cumulative depreciation	994004	1046282	52278
Total fixed assets according to residual value	1752170	1960686	208516

In 1999 the Company's provision with fixed assets increased.
Ratio of renewals (K) is calculated according to the following formula:
K = fixed assets received/fixed assets' balance at the end of the year (closing balance)
K= 581128/3006968=19.3%

Ratio of retired assets (R) is calculated according to the following formula:
R = fixed assets retired/fixed assets' balance at the beginning of the year (opening balance)
K= 320334/2746174=11.6%

Value of the Company intangible assets as at 31.12.1999 and 2000

	1999	2000	Change
1. Rights for objects of intellectual (industrial) property	261	208	-53
including rights according to:			
1.1.author's contracts and other contracts…	0	0	0
1.2. patents for inventions…, trade marks…	261	208	-53
1.3. right for "know-how"	0	0	0
2. Rights for use of isolated natural objects	17	15	-2
3.Organizational expenses	0	0	0
4.Business reputation of the company	0	0	0
5. Miscellaneous	7078	8218	1140
Total	7356	8441	1085

Table No 30

"Retained income"

thousand rubles

Description	**Opening balance**	**Received**	**Withdrawn**	**Closing balance**
Difference between sums of damages recovered from guilty persons and balance prices of damaged values.				
Advance rent				
Special purpose financing	1713	6081	5860	1934
Gaining assets without compensation (gratis)	4280	41653	5020	40913
Others	2260	4984		7244
TOTAL:	8253	52718	10880	50091

Table No 32

"Net revenue from sales (with the exception of VAT, excises and other compulsory payments)"

thousand rubles

		Revenue	
		1999	**2000**
Sales of telecom services	**11**	**1416497**	**1910173**
Trading activity	12	68189	80520
Social services	13	39388	56650
Lease	14	3533	4756
Design works	15		
Activity as an agency	16	3788	9764
Transport services	17	3602	6430
Others	18	**93021**	**105680**
including			
Works for other organizations		29118	25434
Advertisements, announcements,		766	1520

inquiry service			
Extra construction		7302	10606
others		55835	68120
TOTAL:	**20**	**1628018**	**2173973**

Table No 33

"Cost price of goods, services sold"

thousand rubles

Description	**Line code**	**Cost price during the accounting period**	**Cost price during the same year-ago period**
Sales of telecom services	021	1379739.5	1016454.1
Trading activity	022	72780.7	58321.0
Social services	023	61970.9	40464
Lease	024	10453	7266
Design works	025	0	0
Activity as an agency	026	0	0
Transport services	027	14768	11721
Others	028	84552.9	57212.9
TOTAL:	029	1624265	1191439

Table No 34

thousand rubles

Description of sales	**Payments in cash**		**Other settlements of accounts**			
			swapping		**interpayments**	
	amount	**%**	**amount**	**%**	**amount**	**%**
Sales of telecom services	1722873	79.3	27400	1.3	159900	7.4
Trading activity	69400	3.2			11120	0.5
Social services			56650	2.6		
Lease					4756	0.2
Design works						
Activity as an agency	9764	0.4				
Transport services					6430	0.3
Others	83803	3.9			21877	1.0
TOTAL:	1885840	86.8	84050	3.9	204083	9.4

Table No 35

"Interest to be received"

thousand rubles

Description	**Line code**	**2000**	**1999**
From usage of the Company's cash resources	061		

From usage cash resources on the Company's account by the bank	062	**15**	**3**
From bonds under contracts	063		
From deposit accounts	064		
Others	065		
TOTAL:	066	**15**	**3**

Table No 36

"Interest to be paid"

thousand rubles

Description	**Line code**	**2000**	**1999**
Interest charges of the Company	071	**41426**	**21092**
Bond interest	072		
Commercial credit interest	073		
Shares interest	074		
Others	075		
TOTAL:	076	**41426**	**21092**

Table No 38

"Other operating profit"

thousand rubles

Description	**Line code**	**2000**	**1999**
Sale of fixed assets	91	**201666**	**8095**
Sale of other property	92	**82906**	**4904**
Net value fixed assets sold	93		
Net value of other depreciable assets	94	**1288**	**675**
Extra charges	95		
Payments resulting from patents for inventions and other kinds of intellectual property	96		
Revenues from joint ventures	97		
Others	98	**11206**	**29060**
Including: securities' sale		**8199**	**26052**
rent		**2769**	**2483**
others		**238**	**525**

TOTAL:	99	**297066**	**42734**

Table No 39

"Other operating expenditures"

thousand rubles

Description	Line code	2000	1999
Sale of fixed assets	101	**143401**	**11515**
Sale of other property	103	**63646**	**3778**
Net value of other depreciable assets	105		
Currency purchase	106		
Taxes and charges at the expense of financial results	107	**55736**	**46085**
Costs of services rendered by credit organizations	109	**4969**	**731**
Others	111	**1674**	**8634**
Including: losses from securities' sale		**723**	**6861**
rent		**804**	**1773**
others		**147**	**0**
TOTAL:	112	**269426**	**70743**

Table No 40

"Other non-sales profits"

thousand rubles

Description	Line code	2000	1999
Fines, penalties, forfeits resulting from improper execution of obligations under contracts	121	**334**	**974**
Assets received free of charge including gifts	122	**727**	**1178**
Recovery of damages	123	**4717**	**1195**
Value of property revealed after inventory	124	**250**	**452**
Profit (loss) of past years revealed in the reported year	125	**679**	**43353**
Amounts of accounts receivable and deposited with expired limitation of action	126	**212**	**1362**
Positive stock exchange differences when operating with foreign currency	127	**19843**	**2061**
Accounts payable with expired limitation of	128	**139**	**501**

action, other bad debts			
Extra payments to budget	129	**1187**	**2170**
Positive differences of amounts of loans and credits	130	**386**	**61**
Others	131	**694**	**131**
TOTAL:	132	**29168**	**53438**

Table No 41

"Other non-sales losses"

thousand rubles

Description	Line code	2000	1999
Fines, penalties, forfeits resulting from improper execution of obligations under contracts	131	**57**	**386**
Value of property revealed after inventory	132	**568**	
Profit (loss) of past years revealed in the reported year	133	**21274**	**25924**
Amounts of accounts receivable and deposited with expired limitation of action	134		
Negative stock exchange differences when operating with foreign currency	135	**23187**	**45813**
Legal costs	136	**51**	**93**
Bad debts	137	**140**	**115**
Accounts receivable with expired limitation of action, other bad debts	138	**4807**	**3316**
Negative differences of amounts of loans and credits	139	**775**	**2547**
Extra payments to budget	140	**4882**	**9737**
Financial aid	141	**3816**	
Running costs of Board of Directors	142	**3608**	
Others	143	**18258**	
Including: running costs of social objects		**13283**	
VAT paid from the profit		**1747**	
Means assigned to trade unions		**1372**	
Means assigned to non-budget funds		**976**	
Cost of redeemed shares		**880**	
TOTAL:	144	**81423**	**87931**

Table No 42

"Profit tax and other compulsory payments"
thousand rubles

Description	2000	1999
Profit tax	80274	99108
Penalties to budget	8166	2529
Penalties to non-budget funds	1387	1073
Others		
Consolidated tax	455	357
Pollution tax	198	328
TOTAL:	90480	103395

Table No 43

"Emergency profits"
thousand rubles

Description	2000	1999
Insurance money for natural disaster		
Others		

Table No 44

"Emergency losses"
thousand rubles

Description	2000	1999
Insurance money for natural disaster		
Value of inventories lost		
Fixed assets written-off as a result of fires and damages		
Other costs for reconstruction of communication facilities damaged by floods on January 22-24, 2000	**1967**	**1511**
TOTAL:	**1967**	**1511**

4.Form No 4 "Cash flow statement"

Table No 46

Currency	Amount counted according to exchange rate of Central bank of the RF on December 31, 1999	Amount counted according to exchange rate of Central bank of the RF on December 31, 2000	Change
USD	267.0	278.0	11.0

Table No 48

"Redemption of credits, loans and interest payments"

thousand rubles

Description	Currency	Purpose of credit, loan	Time to run	Amount of credit	Interest to be paid %	Interest paid %
			Credits			
Sberbank	Thousand rubles	Replenishment of current assets	2002	75000	1593	1593
Sberbank	Thousand rubles	Extension of city telephone network	2002	45000	1710	1710
Yugbank	Thousand rubles	Replenishment of current assets	2002	50000	4469	4469
Sberbank	Thousand rubles	Replenishment of current assets	2001	70379	2598	2598
Yug. Investbank	Thousand rubles	Replenishment of current assets	2001	15500	3533	3533
Sberbank	Thousand rubles	Replenishment of current assets	2000	354434	14779	14779
TOTAL:				610313	28682	28682
			Loans			
Natural persons	rubles	Development of telephone network	2004	6	-	-
TOTAL:						

Table No 51 Line 250, other payments

Thousand rubles

Description	Line code	Amount
Taxes not included in line 220 of form 4	250	160985
Arbitration costs	250	51
Penalties, fines	250	2455
Non-budget payments account 67	250	50113
Other payments to personnel		64256
Financial aid		3584
Running costs for kindergarten, rest centers, first-aid post etc.		10999

Dividend payments		26123
Settlements with debtors and creditors		519130
TOTAL:		837696

Interpretation of Form 4 "Cash flow statement" for the year 2000
Table No 50 Line 110 other receipts

Description	Line code	Amount
VAT, sales tax	110	313446
Penalties, fines	110	334
Settlements with advance holders	110	64378
Other settlements with personnel account 73	110	2673
Redemption of accounts receivable	110	139
Recovery of damages	110	4717
Settlements with other debtors and creditors	110	447787
TOTAL:		833474

Table No 49

Credits, loans

Thousand rubles

Activity	**Line code**	**Purpose of credit**	**Received**		**Redeemed**		
			In cash	**Not in cash**	**In cash**	**Not in cash**	**TOTAL**
Current activity	010		565313		511982		
Investment activity	011	Extension of urban telephone network	45006		1710		
Financial activity	012						
TOTAL:	013		610319		513692		

Table No 52 **Financial showings**

№	**Showings**	**Formula**	**Standard value**	**As at 01.01.2000**	**As at 01.01.2001**
Profitability rating					
1.	Common property profitability	P (AB1+AB2)/2		**16.4**	**19.2**
2.	Net property	Pch		**11.5**	**15.5**

	profitability	(AB1+AB2)/2			
3.	Common owned capital profitability	P (SK1+SK2)/2		**16.1**	**27.7**
4.	Net owned capital profitability	Pch (SK1+SK2)/2		**15.96**	**22.3**
6.	Common production assets profitability	P (OS1+OS2)/2+ (MZ1+MZ2)/2		**20.0**	**24.5**
Business activity rating					
7.	Owned capital turnover	R (SK1+SK2)/2		**1.06**	**1.2**
8.	Receivables turnover	R (DZ1+DZ2)/2		**11.3**	**15.4**
9.	Payables turnover	R (KZ1+KZ2)/2		**6.4**	**8.0**
10.	Fixed assets and intangible assets turnover	R (OS1+OS2)/2+ (NA1+NA2)/2		**0.98**	**1.17**
Market stability rating					
11.	Autonomy ratio	SK PB		**0.73**	**0.66**
12.	Borrowed assets to owned capital ratio	ZK SK		**0.36**	**0.52**
13.	Owned capital mobility ratio	SOS SK		**-0.19**	**-0.34**
14.	Net profit ratio	Pch+SA P		**20.7**	**22.5**
Liquidity and business solvency rating					
15.	Absolute liquidity ratio	DS KO	Minimum 0.2-0.25	**0.035**	**0.031**
16.	Current liquidity ratio	OA KO	Minimum 2	**0.79**	**0.62**
17.	Procurement of owned capital ratio	IV P-I A II A	Minimum 0.1	**-1.15**	**-1.94**

Political and economic situation in Russia

Considerable political, economic and social changes are taking place in Russia. Being a country with transition economy Russia now has not got developed business and legislative infrastructure as the countries with developed market economy have. Besides, Government of the Russian Federation has not yet completed the reforms aimed at creation of banking, court, fiscal and legislative systems existing in the countries with developed market relations. As a result, economic activity in Russia is subjected to considerable risks, it was proved by default and devaluation of a ruble in August 1998.

These risks still remain in Russian economy today resulting in non-convertible national currency abroad, burdensome exchange control, low level of liquidity in the markets of long-term crediting and investments and high level of inflation. In the foreseeable future the Company's activity can be subjected to such risks and consequences. So, considerable uncertainty exists that may have an influence upon the Company's future commercial activity, assets' realization and observance dates of payments under contracts. The enclosed financial reports do not include any corrections connected with such uncertainty. These corrections will be included into financial reports as they appear and estimated.

Currency transactions and exchange control

Foreign currencies, and dollar of the United States of America especially, play an important role in estimating economic parameters of business activity in Russia. In the table below you can see US dollar rate at December 31, 2000, 1999, 1998.

December 31	Exchange rate, rubles
2000	28.16
1999	27.00
1998	20.65

Exchange rate of a Russian ruble in 2000 became stabilized. The forecast for 2001 remains stable. In theory three situations may appear:

1. Appreciation of a ruble rate
2. Reduction of a ruble rate
3. Stabilization of a ruble rate

The first situation is connected with possible crisis of US economy, increase of currency revenues due to growth of Russian export prices.

When a ruble rate decreases, the following risks appear:

- Currency credits and debts to foreign suppliers increase exchange rate differences which decrease the Company's profit
- Cost of foreign equipment and spare parts grows, requires additional resources and increases cost price of the provided telecom services.

The Company's currency assets and liabilities as at 01.01.2001

Description	Thousand rubles	Thousand USD	Thousand DM
Currency assets			
-cash means in foreign currency	184	6.5	

Currency liabilities:			
- debts to suppliers and contractors	241738	6254.8	5056.3
(currency assets – currency liabilities)	-243554	-6248.3	-5056.3

The Company's currency liabilities exceed its currency assets (resources). So, if the exchange rate of the Russian ruble decreases, negative exchange rate differences may result in losses and necessity of additional resources for liquidation of currency debts.

Inflation

Situation in Russian economy is characterized by high rate of inflation. In the table below you can see information about annual rates of inflation for the three-year period ending on December 31, 2000.

December 31	Annual inflation, %
2000	20.2
1999	36.5
1998	84.4

The main risks from inflation: growth of cost price and increase of wages cannot be accompanied by tariff growth for provided services; profit from key activity may decrease.

The rate of interest

Growth of interest rate for credits may prevent their attraction. As a result the Company's revenues may decrease. Bank credits amount to 262 225 thousand rubles including 170 316 thousand rubles of long-term credits for 1 or 2 years. Interest rates of long-term credits vary from 19 to 21 %, short-term credits – from 19 to 26 %.

Liquidity and financial resources

Liquidity risks are controlled by the Company management. The Company's main financial resources are revenues from provided telecom services. Besides the Company uses borrowed assets.

Events that took place after the reporting date.

Economic activities that had taken place between the reporting date and the date of signing of the accounting reports for the year 2000, did not influence greatly the Company's financial position.

Conditional facts of economic activity

Such facts did not take place.

Other information about accounting records for the year 2000

2. *In the cash flow report for the year 2000 line 190 of column 4 shall be read as "152 259".*
   The following lines should be added:
   "Received loans": code 085, values: column 3 – "6", column 5 – "6".
   "Including income tax": code 141, values: column 3- "63 921".

Report of the independent auditing company on the statutory accounting reports for the year 2000

Report of the independent auditing company on the statutory accounting reports for the year 2000

Legal address: 14 Staraya Basmannaya St., 103064 Moscow, Russia

License to perform general audit No 006000 is issued by the Ministry of Finance of the Russian Federation. The license is valid till 28 June 2003.

The state registration certificate of ZAO «Arthur Andersen» No 021566 is issued by Moscow Registration Chamber on 11 February 1993. Current account No 40702810600700353028, BIC No 044525202 in Citibank, Moscow.

The audit was performed by:

Vadim Alexandrovich Balashov, Audit partner
Tatyana Georgievna Golkova, Audit manager
Irina Borisovna Smirnova, Audit senior
Ilya Victorovich Kuznetsov, Audit senior

Auditor *Tatyana Georgievna Golkova*
Certificate of auditor № 024831

Report of the independent auditing company to the shareholders on the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 2000.

1. We have performed an audit of the attached statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 2000. These statutory accounting reports were prepared by the management of "Kubanelectrosvyaz" PJSC in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». The statutory accounting reports prepared in accordance with the above Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation» differ significantly from financial statements prepared in accordance with International Accounting Standards.

2. Preparation of these statutory accounting reports is the responsibility of the management of "Kubanelectrosvyaz" PJSC . Our responsibility is to express an opinion on these statutory accounting reports based on our audit.

3. We carried out our audit in accordance with the Decree of the President of the Russian Federation No 2263 as of 22 December 1993 «On Auditing in the Russian Federation» and Russian Auditing Standards issued by the Presidential Audit Committee. We planned and performed our audit to obtain reasonable assurance that the statutory accounting reports are prepared in all material

respects in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our audit provides a reasonable basis for our opinion on the statutory accounting reports.

4.In our opinion, the statutory accounting reports attached to this Report, taking into account amendments mentioned in Appendix 1, present, in all material respects, the assets and liabilities of "Kubanelectrosvyaz" PJSC as of 31 December 2000 and its financial results for the year ended 31 December 2000 in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation».

5.Without making reservations in our decision we would like to pay your attention to the following circumstances that influence greatly the financial situation of "Kubanelectrosvyaz" PJSC. As at 31 December 2000 the working capital shortage that is surplus of short-time liabilities over the current assets of "Kubanelectrosvyaz" PJSC, taking into account amendments mentioned in Appendix 1, constituted 129 million rubles (this amount does not include long-term liabilities, mentioned in line 520 "Other long-term liabilities" of the balance sheet, to be redeemed within 12 months after the reported date)..

Partner — *Vadim Alexandrovich Balashov*
Auditor — *Tatyana Georgievna Golkova*

20 April 2001

Appendix 1

to the Report of the independent auditing company to the shareholders on the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 2000

1. *During performing an audit of the statutory accounting reports of "Kubanelectrosvyaz" PJSC for the year ended 31 December 2000 we found out deviations from the established order of making accounting records and preparing accounting reports that influenced the authenticity of the accounting reports. In connection therewith, it is necessary to make the following changes in the balance sheet:*

   - *Amount in line 470 "Retained income of the reporting year"(closing balance) should be increased by 69 935 thousand rubles and constitute 367 093 thousand rubles;*

   - *Amount in line 630 "Payments to participants (incorporators)" (closing balance) should be decreased by 69 935 thousand rubles and constitute 29 365 thousand rubles;*

2. As at 31December 2000 the Company has not made a reserve on bad debts (accounts receivable) which is recommended by PBU 8/98 "Regulations on conditional facts of economic activity" and the Company's accounting policy.

Partner	*Vadim Alexandrovich Balashov*
Auditor	*Tatyana Georgievna Golkova*

20 April 2001

APPENDIX

Accounting records
for the year 2001

Balance sheet

ACCOUNTING POLICY
of "Kubanelectrosvyaz" PJSC , 2001

1. *Accounting recording of the company is carried out by accounts department headed by a chief accountant.*
2. *Accounting recording is carried out by means of double recording according to Plan of accounts of activity accounting using journal &order form.*

3. While keeping activity accounting there must be identity of analytic accounting data and turnovers and demand balances according to accounts of synthetic accounting as at the first day of each month, and also of figures in balance sheets and data of synthetic and analytic accounting.

4.Sales proceeds are determined after execution of works (provision of services) and delivering bills to a customer.

5. Depreciation of the Company's fixed assets is carried out according to Standards of depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 at 22.10.90. To promote the development of the branch "communications" and introduction of high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- *cable lines supported on poles or built on buildings' walls:*
  with metal casing (code 30018)
  with plastic casing (code 30019)
- *communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).*

Depreciation of the Company's intangible assets value is made according to standards calculated by the company on the basis of time of their effective usage. Time of intangible assets' effective serviceability should be determined from the moment of their registration in accounting records. If it is impossible to determine time of effective usage of some intangible assets, then this time is specified on the basis of ten years' timing (but not more than the period of the company's validity).

7.Record accounting of fixed and intangible assets should be maintained in sums rounded to rubles. Resulting differences in sums must be written off regarding financial result , not decreasing the taxable profit.

8. Objects, having at the date of acquisition limit value of no more than 100-multiple size of monthly wage floor are included into current assets.

9. Value of such objects is paid off by means of depreciation accounting at the rate of 50% of their value when putting into operation and at the rate of the rest 50% (minus value of these articles at the price of possible usage) – when retiring because of uselessness. Objects for kindergarten and rest centers are written off at the rate of 100% when putting into operation.

10. Objects of little value, no more than one-twentieth of the specified limit value for one object, are written off when putting into operation.

11.To provide accounting data adequacy inventory of property and financial obligations should be taken before making up annual accounting records. Inventory of fixed assets is to be taken once in three years.

12.Production facilities (primary goods, materials, fuel, spare parts and others) are indicated in balance accounting according to their actual cost.

13. Unfinished production should be reflected in balance sheet in accordance with actual costs.

14. Fixed assets and other property can be sold to the employees of the Company at the price exceeding their actual prime cost by 1 %.

15. The Company's costs for representations are included into cost price of production (works, services) within the limits determined by the current legislation or at the expense of profit left at the Company's disposal.

16. Total amount of expenditures for personnel training referred to cost price of production (works, services) cannot exceed 2% of expenses for wages.

17.Reserve funds for fixed assets' repairs may be created to distribute deferred charges evenly to costs of production of the accounting period.

18.Costs made in the accounting period but referred to future accounting periods are indicated in balance sheet as deferred charges and regarded to be costs of the period they refer to.

19. On the basis of results of receivables' inventory held at the end of the reporting year reserve funds for bad debts of other companies should be created with assignment of reserve sums to the financial results.

20.Rate of exchange differences regarding property and obligations to be converted should be included into losses or profits once only in form of amount of balance at the end of a reporting year.

21.Actual production cost price is calculated by the Company. Costs mentioned in accounts 26 "General costs" are debited to accounts 20 " Major production" and 23 "Auxiliary production".

22.Indirect costs are distributed among objects of calculation according to the value of workers' wages.

23 Current and capital costs at the expense of profit left at the Company's disposal are included in the balance sheet as retained income of the previous year formed in account 88 "Retained income (outstanding deficit)".

Costs not supported by proper resources cannot be made.

24. Account 81 "Utilization of profit" allows for payments to budget at the expense of profit left at the Company's disposal including penalties paid to budget for offence against fiscal legislation.

25.Accounting period for charge of proceeds of services is considered to be a month from day 25 to day 25.

BALANCE SHEET

As at 31 December 2001
Company: **Public Joint Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	6 500	2 506
patents, licenses, trade marks and other similar rights and assets	111	266	79
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	2 561 414	3 152 832
land and natural resources	121		
buildings, facilities, machines and equipment	122	1 838 388	2 162 094
Unfinished construction (07,08,61)	130	235 931	170 974
Profitable investments in material values (03)	135		
Property for subleasing	136		
Property for rent	137		
Long-term financial investments (06, 82)	140	275 642	318 195
investments into branch establishments	141	273 497	305 049
investments into dependant companies	142	332	332
investments into other companies	143	1 813	2 814
loans granted to companies with term over 12 months	144		10 000
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	3 079 487	3 644 507
2. CURRENT ASSETS			
Inventories and expenses	210	117 348	162 267
raw materials, materials and other similar items (10,15, 16)	211	101 667	138 311
cattle (11)	212	3	1
Expenses in unfinished production(20,21,23,29,30,36,44)	213	12	
finished products and merchandise(16, 40,41)	214	7 521	7 209
dispatched goods (45)	215		
deferred expenses (31)	216	8 145	16 746
other inventories and expenses	217		
VAT on acquired valuables (19)	220	38 163	40 383
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	1 901	2 441
buyers and customers(62,76,82)	231		
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		

Other receivables	235	1 901	2 441
Accounts receivable(with payments expected within 12 months since reporting date)	240	151 061	195 525
buyers and customers(62,76,82)	241	106 848	115 200
notes receivable(62)	242		
branch establishments and dependant companies (78)	243	1 407	1 333
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	991	1 330
other receivables	246	41 815	77 662
Short-term financial investments (56,58,82)	250		
investments into dependant companies	251		
bought out own shares	252		
other short-term financial investments	253		
Cash resources	260	16 474	35 092
cash (50)	261	1 639	1 884
settlement accounts (51)	262	9 782	28 071
currency accounts (52)	263	203	76
Other cash resources (55,56,57)	264	4 850	5 061
Other current assets	270		
TOTAL for section 2	290	324 947	435 708
BALANCE (sum of the lines 190+290)	399	3 404 434	4 080 215

EQUITY AND LIABILITY	**Line code**	**At the beginning of the reported period**	**At the end of the reported period**
1	2	3	4
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	1 410 241	1 406 091
Reserve capital (86)	430	47 260	47 260
mandatory reserve funds	431	47 260	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440	63 881	8 825
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	421 903	481 100
Uncovered losses of the past years(88)	465		
Covered losses of the past years	466		
Retained profit of the reported year (88)	470		326 525
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	2 449 428	2 775 944
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	187 707	185 533
long-term bank credits	511	170 000	170 000
other long-term loans	512	17 707	15 533
Other long-term liabilities	520	243 738	332 878
TOTAL for section 5	590	431 445	518 411
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	91 909	182 497
bank credits	611	91 909	182 497
other loans	612		
Accounts payable	620	282 261	421 486
suppliers and contractors (60,76)	621	98 503	178 919
notes payable(60)	622		
debt to branch establishments and	623	8 552	16 896

dependant companies (78)			
wages to employees(70)	624	34 237	40 585
social insurance (69)	625	18 456	24 630
debt to budget (68)	626	55 093	84 095
advance payments(64)	627	53 910	63 765
other payables	628	13 510	12 596
Dividend settlements (75)	630	99 300	41 259
Deferred income (83)	640	50 091	140 618
Provision for future expenses and payments(89)	650		
Other short-term liabilities	660		
TOTAL for section 6	690	523 561	785 860
BALANCE (sum of the lines 490+590+690)	700	3 404 434	4 080 215

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	12 625	47 830
including leasing	911		29 186
Inventory holdings under agreement of bailment (002)	920	35	261
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	13 190	15 254
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960	829 304	865 422
Depreciation of housing stock (014)	970	173	177
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	6 956	38 929

PROFIT AND LOSS STATEMENT

As at 31 December 2001
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the similar period of the previous year**
1	2	3	4
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	010	2 597 226	2 173 973
Including from communication services	011	2 476 806	1 910 173
Cost price of goods , services sold	020	1 960 727	1 624 265
Including from communication services	021	1 843 221	1 379 740
Gross profit	029	636 499	549 708
Commercial expenses	030		4 355
Management expenses	040		
Profit (loss) from sales (lines 010-020-030-040)	050	636 499	545 353
2. Operating profits and losses			
Interest income	060	9	15
Interest expenses	070	50 410	41 426
Income from participation in other enterprises	080	12 152	2 187
Other operating income	090	58 180	297 066
Other operating expenses	100	110 317	269 426
3. Non-sales profits and losses			
non-sales income	120	20 868	29 168
non-sales expenses	130	119 706	92 544
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	447 275	470 393
Profit tax and other similar obligatory payments	150	117 073	90 480
Profit (loss) from usual activity	160	330 202	379 913
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	3 677	1 967
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	326 525	377 946
Reference data: Dividend for a preference share	201	0.01106	0.00832
For an ordinary share	202	0.00294	0.00194
Expected dividend in the next reported year: for a preference share	203	-	0.34761
For an ordinary share	204	-	0.1376

Dividend for a preference share Type B	205		
Expected dividend in the next reported year: for a preference share Type B	206		

INTERPRETATION OF PROFITS AND LOSSES

Description	Line code	For the reported period		For the same period of the last year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgments on award of damages	210	432	416	334	57
Profit (loss) of past years	220	5 453	5 007	679	21 274
Damages caused by non-execution or improper execution of obligations	230	609	5	4 717	63
Stock exchange differences when operating with foreign currency	240	6 649	23 194	19 843	23 187
Cost reduction of inventories at the end of the reported period	250				
Writing off accounts receivable and payable with expired limitation of action	260	1 014	2 090	352	4 807

CAPITAL CHANGE STATEMENT

As at: **31December 2001**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Opening balance	Inflow in the reported year	Expenses in the reported year	Closing balance
1	2	3	4	5	6
1. OWNED CAPITAL					
Authorized capital	010	506 143			506 143
Additional paid-in capital	020	1 410 241	1 943	6 093	1 406 091
increase of property value according to reappraisal	021	942 028	1 738	5 880	937 886
Reserve fund	030	47 260			47 260
	040				
Retained profit of past years- total	050	421 903	59 197		481 100
Including: financial source of capital investments in production	051	86 000			86 000
Outstanding deficit of the past years	052				
Retained profit (outstanding deficit) of the reporting period - total	055		326 525		326 525
Social fund	060	63 881		55 056	8 825
Special purpose financing and inflows - total	070				
	080				
TOTAL for section 1	079	2 449 428	387 665	61 149	2 775 944
II. Provisions for future expenses - total	080				
Including: vacations	081				
Fixed assets' repair	082		4 518	4 518	
Insurance	083				
Annualizing award	084				
Other	085				
Total for section II	089		4 518	4 518	
III. Appraisal reserves - total	090				
Including: bad debts	091				
securities	092				
TOTAL for section III	099				
IV. Change in capital					
Capital at the beginning of the reported period	100	2 449 428			1 662 387
Capital growth - total	110	326 730			411 625
Including: issue of additional shares	111				

Assets' reappraisal	112				2 358
Assets' growth	113				
Reorganization of a juridical person (merger, amalgamation)	114				
Profits referring to capital growth	115				
Other receipts	116	326 730			409 267
Capital reduction - total	120	214			225 312
Including: decrease of a share's par value	121				
Reduction of the shares' quantity	122				
Reorganization of a juridical person (division)	123				
Costs referring to capital reduction	124				
Other retired assets	125	214			225 312
Capital at the end of the reported period	130	2 775 944			1 848 700
Special purpose financing - total	140	1 658	64 139	63 889	1 908
Including: from budget	141		56 888	56 888	
From non-budget funds	142				
Juridical person	143		1 180	1 180	
Natural person	144	1 658	6 071	5 821	1 908
other	145				

REFERENCES

Description	Line code	Opening balance		Closing balance	
1	2	3		4	
1) Net assets	150	2 497 585		2 914 654	
		from the budget		**From branch and inter-branch funds**	
		3		**4**	
		For the reported year	For the previous year	For the reported year	For the previous year
2) Received for:					
Financing of regular activities	160	56 117	13943		
Including Discounts for population	161	56 032	13943		
Others	162	85			
capital investments	170	771	198		
Including Construction of objects	171	677	198		
Acquisition of equipment	172	94			
others	173				
Purposes connected with force majeur situations	180		40		40

CASH FLOW STATEMENT

As at: **31 December 2001**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	Line code	Amount	Including		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1.Opening cash balance	010	11 624	x	x	x
2. Cash inflow - total	020	3 368 055	3 302 772	52 557	12 726
including :					
revenue from sales of goods, works and services	030	2 291 074	x	x	x
revenue from selling fixed assets and other property	040	1 377		1 377	
advance payments from buyers (customers)	050	130 630	x	x	
budget allocation and other special purpose financing	060	52 865	52 865		
non-repayable (gratis)	070				
credits	080	529 574	479 574	50 000	
loans	085	1 180		1 180	
dividend payments, interest under financial investments	090	12 726	x		12 726
other cash inflow	110	348 629	348 629		
3. Cash expenses - total	120	3 349648	2 115 156	415 424	26 787
including:					
payments for goods, works, services	130	1036558	1036558		
wages	140	586 885	x	x	x
social costs	150	205 396	x	x	x
sums paid out on account	160	56 832	56 832		
advance payments	170	11 136	11 136		
share holding in construction	180	7 457	x	7 457	x
machines, equipment, means of transport	190	353 717	x	353 717	x
financial investments	200	2 500			2 500
dividend, interest payments	210	24 287	x		24 287

budgetary payments	220	544 450	544 450	x	
payments of the interest under credits and loans	230	498 099	443 849	54 250	
Other payments	250	22 331	22 331		
4. Closing cash balance	260	30 031	x	x	x
Reference:					
In line 020 inflows in cash(except for line 100) - total	270	2 182 081			
including payments from:					
legal persons	280	932 076			
natural persons	290	1 250 005			
including using:					
cash registers	291	393 531			
severe accounting forms	292	856 474			
Cash resources:					
Receipts from bank to the company's cash	295	163 060			
Cash receipts from company to the bank	296	893 964			

ANNEXES TO THE BALANCE SHEET

As at: **31 December 2001**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

1. BORROWED ASSETS FLOW

Description	**Line code**	**Opening balance**	**Received**	**Redeemed**	**Closing balance**
1	2	3	4	5	6
Long-term bank credits	110	170 000	43 058	43 058	170 000
including those not redeemed in time	111				
Other long-term loans	120	17 707	1	2 175	15 533
including those not redeemed in time	121				
Short-term bank credits	130	91 909	543 455	452 867	182 497
including those not redeemed in time	131				
Other short-term loans	140				
including those not redeemed in time	141				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Description	**Line code**	**Opening balance**	**Liabilities incurred**	**Liabilities discharged**	**Closing balance**
1	2	3	4	5	6
Accounts receivable:					
short-term	210	151 061	15 499 947	15 455 483	195 525
including overdue	211	44 575	197 443	204 596	37 422
including for more than 3 months	212	24 962	167 588	172 606	19 944
long-term	220	1 901	1 302	762	2 441
including overdue	221	1 302	35	120	1 217
including for more than 3 months	222	1 302	35	120	1 217
from line 220 accounts expected to be received in more than 12 months after reporting date	223	1 486		124	1 362
Accounts payable:					
short-term	230	282 261	8 881 657	8 742 432	421 486
including overdue	231	12 269	79 172	80 836	10 605

including for more than 3 months	232	7 591	8 213	12 788	3 016
long-term	240	243 738	297 945	208 805	332 878
including overdue	241	3 658	87 783	59 511	31 930
including for more than 3 months	242	3 658	25 530	25 530	3 658
from line 240 accounts expected to be paid in more than 12 months after reporting date	243	90 881			90 881
Security:					
received	250				
including from third person	251				
given	260	829 304	322 910	286 792	865 422
including to third persons	261				

REFERENCES FOR SECTION 2

Description	Line code	Opening balance	Liabilities incurred	Liabilities discharged	Closing balance
1	2	3	4	5	6
1) Bills' circulation					
Bills given	262				
including overdue	263				
Bills received	264				
including overdue	265				
2) Accounts receivable for supplied production (works, services) according to actual cost	266	18 367	907 360	904 844	20 883

3) List of debtors having the largest debts

Name of organization	Line code	Closing balance	
		total	including overdue for more than 3 months
1	2	3	4
Budget institutions	270	18 043	5 468
Agricultural complex	271	2 304	860
Ministry of Internal Affairs	272	2 291	
Population	273	53 984	2 446
Local administration	274	1 082	293
Center of government communications	275	1 842	1 632
Industry	276	30 364	3 800
Department of Defense	277	5 288	4 135
TV and radio companies	278		

4) List of the largest creditors

Name	Line code	Closing balance	
		total	Including for more than 3 months
1	2	3	4
"Rostelecom" OJSC	280	25 888	
Contacts for supply of telecom equipment	281	332 878	317 878
VAT (account 76)	282		
Non-budget funds (account 67)	283	2 062	
Leasing	284	29 186	29 186

3. DEPRECIABLE ASSETS

Description	Line code	Opening balance	Put in operation	Retired	Closing balance
1	2	3	4	5	6
1. INTANGIBLE ASSETS					
Rights for objects of intellectual (industrial) property	310	208	20	(149)	79
including rights according to:					
author's contracts and other contracts on works of science, literature, art, software programs, data bases and others.	311	0	0	0	0
patents for inventions, collection advances, industrial patents, certificates for effective models, trade marks and signs of service or license agreements for their use	312	208	20	(149)	79
right for "know-how"	313	0	0	0	0
Rights for use of isolated natural objects	320	15	0	0	15
Organizational expenses	330	0	0	0	0
Business (reputation) of the company	340	0	0	0	0
Miscellaneous	349	8 218	1 829	(7 283)	2 764
Total (sum of the lines 310+320+330+340+349)	350	8 441	1 849	(7 432)	2 858
2. FIXED ASSETS					
Land and natural resources	360	0	0	0	0
Buildings	361	426 786	43985	(25763)	445008
Constructions	362	1124726	218569	(5967)	1337328
Machines and equipment	363	2101024	508814	(97339)	2512499
Means of transport	364	63103	19344	(7914)	74 533
Working and household equipment	365	9228	15328	(5244)	19 312
Workstock	366	0	0	0	0
Productive cattle	367	0	0	0	0
Long-lived plantations	368	0	0	0	0
Other fixed assets	369	162145	68402	(1576)	228971
Total (sum of lines 360-369)	**370**	3887012	874442	(143803)	4617651
including:					
production	371	3856351	865576	(138183)	4583744
non-production	372	30661	8866	(5620)	33907
Objects of little value and with short life-time - total	373	77 195	7182	(21905)	62472
including:					

put in storage	374	7226	0	(5158)	2068
put in operation	375	69969	7182	(16747)	60404
III. INVESTMENTS IN MATERIAL VALUES Property for leasing	381				
Property for hire	382				
Other	383				
Total (sum of lines 381-383)	**385**				
Property under trust administration	386				

REFERENCE TO SECTION 3

Description	Line code	Opening balance	Closing balance
1	2	3	4
From line 371, columns 3 and 6:			
subleased – total:	387	16 747	702
including:			
buildings	388	4 554	702
facilities	389		
	390		
others	391	12 193	0
laid up	392		
Depreciable assets:			
Intangible assets	393	1 941	352
Fixed assets - total	394	1 325 598	1 464 819
including:			
buildings and facilities	395	550 640	645 126
machines, equipment, means of transport	396	633 915	743 238
other	397	141043	76 455
Profitable investments in material values	398		
objects of little value and with short life time	399	34 821	17 041
Property under trustee agreement	400		
Reference:			
Indexing result according to reappraisal of fixed assets:			
initial cost	401	880044	x
depreciation	402	279 316	x
Pledged property	403	615 380	865 422
Value of property not subject to depreciation -total	404	65560	50 523
Including intangible assets	405	263	0
Fixed assets	406	65297	50 523
Change of fixed assets' value resulting from reconstruction, additional building and equipment	407		
Difference between acquisition value and value of sales	408		
Value of pledged property	409		

4.FINANCING , LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS' FLOW

Description	Line code	Opening balance	Added on (formed)	Used	Closing balance
1	2	3	4	5	6
The company's owned resources - total	410		250 219	250 219	
including:					
income left at the disposal of the company (accumulation fund)	411				
Financial sources of capital investments	411		86 000	86 000	
depreciation of fixed assets	412		164 219	164 219	
others	413				
Borrowed assets - total	420	1 658	58 022	57 772	1 908
including:					
bank credits	421		50 000	50 000	
Borrowed assets from other organizations	422		1 180	1 180	
share holding in construction	423	1 658	6 071	5 821	1 908
budgetary	424		771	771	
non-budgetary funds	425				
others	426				
Owned and borrowed resources – total (sum of lines 410 and 420)	430	1 658	308 241	307 991	1 908
Reference:					
Unfinished construction	440	119 404	703 962	682 674	140 692
Investments in branch establishments	450	273 497	31 552		305 049
Investments in dependant companies	460	332			332

5. FINANCIAL INVESTMENTS

Description	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Other companies' shares	510	275 642	308 195		
Bonds and other obligations	520				
Loans granted	530		10 000		
Others	540				
Reference:					
Bonds and other securities at market value	550				

6. THE COMPANY'S COSTS

Description	Line code	For the reported year	For the previous year
1	2	3	4
Material expenditures	610	612 597	524 627
Including: Raw materials	611	121 660	124663
Fuel and energy	612	62 955	57764
Spare parts	613		
Salaries	620	664 355	515 141
Social costs	630	237 163	199 208
Depreciation of fixed assets	640	163 230	100 863
Other costs	650	242 755	216 154
Including: Taxes included in costs	651	29 450	59 118
rent	652	11 306	10 434
Personnel training	653	3 993	3390
Expenditures - total	660	1 920 100	1 555 993
Change in balances: Unfinished construction	670	(12)	(79)
Deferred income	680	8 601	684
Reserves for future expenditures	690		

7. SOCIAL FACTORS

Description	Line code	Sum owing on accounts	Expended	Transferred to funds
1	2	3	4	5
Social investments in :				
Fund of social insurance	710	26 480	17 807	9 489
Retirement insurance fund	720	180 941		174 021
Employment fund	730	29		628
Medical insurance	740	20 922		20 895
Allocations to non-state retirement funds	750	12 883	x	

Payments under contracts of retirement insurance	755	186
Average number of employees on pay-roll	760	11 620
Money incentive payments not associated with output of products, execution of works, provision of services	770	79
Earnings per shares and from investments in the company's property	780	

Explanatory note to the accounting records for the year 2001

This explanatory note is an essential part of the Annual Accounting Report of "Southern Telecommunications Company" PJSC (hereinafter – the Company), prepared in accordance with legislation of the Russian Federation.

Information about the Company

1.1 Full name of the Company
Public Joint Stock Company "Southern Telecommunications Company"
1.2 Location and mailing address. 66, Karasunskaya Str., Krasnodar, 350000
1.3 Date of state registration.
Registered by the Krasnodar City Registration Chamber of the Krasnodar Territory Government. Certificate №A 494. Decree of the Registration Chamber № 186-p of 20 May,1994.
1.4 The Company auditor
General Shareholders' Meeting approved "Arthur Andersen" CJSC as the Company auditor.
Location and mailing address:
52/2, Kosmodamianskaya naberezhnaya, Moscow, 113054

License to perform general audit No 006000 of 28 June 2000.

1.5 The Company Registrar.
Specialized Registrar "Kubanski Registratsiony Tsentr" ZAO keeps the register of the Company's shareholders. Location and mailing address:
113, Krasnoarmeyskaya Str., Krasnodar, 350015

The Company's activity.

"Southern Telecommunications Company" PJSC (UTK) is the Russian open joint stock company, the last amendment to the Charter No 16048 was registered on 28 June 2001.

Number of employees on pay-roll at 31 December 2001 is 11 620 people.

Reorganization – general information, results of the year 2001

During 2001 "Southern Telecommunications Company" PJSC carried out a lot of work connected with merger o f 9 telecom operators of the Southern Federal District into it. This merger will influence greatly the economic situation in the Southern Federal District. It will also contribute to creation of a national model of corporate management and to increasing importance of corporate structures in Russia.

The following measures were fulfilled within the framework of the process of the reorganization:

- analysis of the merging companies' organizational structures was made, in 2Q01 the draft organizational structure of the General Directorate of the "Southern Telecommunications Company" PJSC was formed delimiting authorities among the General Directorate and subsidiaries;
- from April to August 2001 the Company together with its financial adviser determined financial conditions of merger expressed as

conversion ratios of merging companies' shares into shares of "Southern Telecommunications Company" PJSC ; independent analysis of economic and financial positions of the Company and each merging operator was made;

- on 26 April 2001 a draft Agreement on merger was worked out and approved, the Agreement is the main document describing correct legal processes of merger according to the legislation;
- draft structure of the General Directorate was developed, on 20 July 2001 it was submitted to "Svyazinvest" PJSC ;
- analysis of the merging companies' organizational structures was made, draft structure of a subsidiary was developed, on 20 July 2001 the suggestions were submitted to "Svyazinvest" PJSC ;
- enlarged structure of the regional entity was worked out. On 19 October 2001 and 16 November 2001 the Board of Directors of "Southern Telecommunications Company" PJSC approved the creation of 10 subsidiaries according to the following principle: General Directorate + 10 subsidiaries (1 in each region);
- on 11 September 2001 draft Regulations on a subsidiary and draft Agreement on delimiting authorities among the General Directorate and a subsidiary were approved;
- procedures determining level of economic and financial independence of the new subsidiaries were carried out;
- assistance was rendered to all the merging operators in conducting Extraordinary General Shareholders' Meetings.

The results of these Extraordinary General Shareholders' Meetings are the following:

On 4 December 2001 at the Extraordinary General Shareholders' Meeting of "Karachaevo-Cherkesskelectrosvyaz" PJSC 99,0% of voting shareholders, present at the Meeting, voted in favor of merger. "Karachaevo-Cherkesskelectrosvyaz" PJSC's share in stock capital of the joint regional entity will constitute 0,5%

On 5 December 2001 at the Extraordinary General Shareholders' Meeting of "Electrosvyaz" PJSC, Stavropol Territory 92,2% of voting shareholders, present at the Meeting, voted in favor of merger. "Electrosvyaz" PJSC's, Stavropol Territory, share in stock capital of the joint regional entity will constitute 8,5%.

On 5 December 2001 at the Extraordinary General Shareholders' Meeting of "Electrosvyaz" PJSC, Kalmykia Republic, 99,9% of voting shareholders, present at the Meeting, voted in favor of merger. "Electrosvyaz" PJSC's, Kalmykia Republic, share in stock capital of the joint regional entity will constitute 0,7%.

On 5 December 2001 at the Extraordinary General Shareholders' Meeting of "Svyazimform" PJSC, Astrakhan Region 98,0% of voting shareholders, present at the Meeting, voted in favor of merger. "Svyazinform" PJSC's, Astrakhan Region, share in stock capital of the joint regional entity will constitute 5,0%.

On 6 December 2001 at the Extraordinary General Shareholders' Meeting of "KabBalkTelecom" PJSC 100% of voting shareholders, present at the Meeting, voted in favor of merger. "KabBalkTelecom"

PJSC's share in stock capital of the joint regional entity will constitute 2,1%.

On 7 December 2001 at the Extraordinary General Shareholders' Meeting of "Sevosetinelectrosvyaz" PJSC 99,81% of voting shareholders, present at the Meeting, voted in favor of merger. "Sevosetinelectrosvyaz" PJSC's share in stock capital of the joint regional entity will constitute 4,2%.

On 10 December 2001 at the Extraordinary General Shareholders' Meeting of "Electrosvyaz of Adygeya Republic" PJSC 99,8% of voting shareholders, present at the Meeting, voted in favor of merger. "Electrosvyaz of Adygeya Republic" PJSC's share in stock capital of the joint regional entity will constitute 1,1%.

On 18 December 2001 at the Extraordinary General Shareholders' Meeting of "Volgogradelectrosvyaz" PJSC 98,81% of voting shareholders, present at the Meeting, voted in favor of merger. "Volgogradelectrosvyaz" PJSC's share in stock capital of the joint regional entity will constitute 17,0%.

On 19 December 2001 at the Extraordinary General Shareholders' Meeting of "Rostovelectrosvyaz" PJSC 99,94% of voting shareholders, present at the Meeting, voted in favor of merger. "Rostovelectrosvyaz" PJSC's share in stock capital of the joint regional entity will constitute 21,8%.

On 21 December 2001 at the Extraordinary General Shareholders' Meeting of "Southern Telecommunications Company"PJSC 99,54% of voting shareholders, present at the Meeting, voted in favor of merger. "Southern Telecommunications Company" PJSC's share in stock capital of the joint regional entity will constitute 39%.

After the Extraordinary General Shareholders' Meeting of "Southern Telecommunications Company" PJSC the following necessary actions were undertaken:

- according to Article 23 of Taxation Code of the Russian Federation fiscal body at the place of the tax-payer's location was informed about the approved resolution on reorganization during three days.
- those who became shareholders from the date of making the list of shareholders entitled to take part in the Extraordinary General Shareholders' Meeting till the date of conducting the Extraordinary General Shareholders' Meeting, that is from 5 November 2001 till 21 December 2001, were informed about their rights to demand their shares be redeemed by the Company.
- According to item 6 of Article 15 of the Federal Law "On joint stock companies" Order No 200 of the General Director was issued on 27 December 2001, and the Company started to inform their creditors about the approved resolution on reorganization.

All the works were carried out at a time stated by schedules of works on reorganization for the year 2001.

The Company position in the securities' market

The principle shareholder of "Southern Telecommunications Company" PJSC is "Svyazinvest" PJSC with 38% of the authorized capital or 50.67% of the common shares belonging to it.

As at 1 January 2002 share capital of the Company is 506,142862.5 rubles. Total number of issued shares constitutes 14 071 250 shares including 10 553 425 ordinary registered shares and 3 517 825 preference registered type A shares. A share par value is 35.97 rubles. All the issued shares are paid.

Annual General Shareholders' meeting held on 30 May 2001 approved the resolution on split-up of the shares of "Southern Telecommunications Company" PJSC. One share with a par value of 35.97 rubles is split up into 109 shares with a par value of 0.33 ruble. Resolution on shares' issue and prospect of "Southern Telecommunications Company" PJSC shares' emission were registered by Federal Committee on Securities' Market of the Russian Federation on 27 December 2001.

Annual General Shareholders' meeting held on 21 December 2001 determined maximum number of declared shares including ordinary shares with a par value of 35.97 rubles 17 807 876 in number amounting to 640 549 299 rubles 72 kopecks and preference shares with a par value of 35.97 rubles 5 701 305 in number amounting to 205 075 940 rubles 85 kopecks.

As for domestic securities' market the Company's shares circulate in the Russian Trading System (under ticker KUBN for ordinary and KUBNP for preference shares) and in the stock section of the Moscow Interbank Currency Exchange (MICEX) (under ticker RU0009043426 for ordinary and RU0009091920 for preference shares).

"Southern Telecommunications Company" PJSC is an indisputable leader among regional telecom companies. In 2001 bidding volume in RTS reached 1. 935 million USD, number of concluded transactions constituted 110. Market capitalization by the end of 2001 amounted to 80 million USD.

Shares of "Southern Telecommunications Company" PJSC are used when calculating official stock market indexes such as AK&M Index, RTS Index, S&P/RUX Index.

On 27 December 2001 rating agency "Standard & Poor's" assigned its triple-"C"-plus long-term local and foreign currency corporate credit ratings to "Southern Telecommunications Company" PJSC. The outlook is stable.

ADRs' (first level) issue was registered on 5 February 1998. The Company's ADRs are quoted in the over-the-counter market of the USA, in Berlin and Frankfort Stock Exchanges and NEWEX stock exchange (Vienna, Austria) in Europe, that makes the Company's shares available to wide range of foreign investors.

Successful development and functioning of the Company depends greatly on its informational openness gaining confidence of customers, shareholders and potential investors. Revealing information is one of the Company's priority activities.

"Southern Telecommunications Company" PJSC supports its corporate web-site and places its information on the official web-sites of FKCB RF, "RTS Stock Exchange", MICEX, "Svyazinvest" PJSC. As a result of informational openness the Company's shares consider to have one of the highest liquidity ratio among national companies.

Internet site http:/www.stcompany.ru/. includes information on the most important events in the Company's life, tariffs ,etc. "RTS Stock Exchange", ""Svyazinvest" PJSC and "The Bank of New York" servers have references to this site.

The Company's shares as at 01.01.2002
(total amount of shares – 1 4071250)

№	Category	Ordinary shares	Preference shares	% of the authorized capital	% of total number of ordinary shares
1	Legal persons including "Svyazinvest"PJSC	9 652 454 5 347 075	2 830 464	88.71 38.0	91.46 50.67
2	Natural persons	900 971	687 361	11.29	8.54
	TOTAL:	10553425	3 517 825	100.00	100.00

Information about the Board of Directors and the Company's Executive Power

rubles

№	Name	Compensation	Salary	Bonus	Remuneration for the members of the Board of Directors	Other payments	Total
1	Gorbachev V.L.		655369.72	637342.22	220 000	138195.4	1650907.34
2	Belov V.E.				220 000		220 000
3	Yevdokimenko V.M.				85 000		85 000
4	Laskavy L.L.		576 298.01	219 514.39	135 000	84 481.18	1 015293.58
5	Sadokhina A.M.	199534.14	544 342.48	315215.37	220 000	66448.34	1345540.33
6	Ukhina I.P.				220 000		220 000
7	Kruzhkov V.A.		521 107.62	192 996.49		109 669.98	823 777.09
8	Romski G.A.				85 000		85 000
9	Shipulin A.P.		487 617.59	197 298.78		57352.26	742 268.63
10	Osipchuk A.I.				85 000		85 000
11	Khvorostina N.I.				135 000		135 000
12	Ryzhikova N.A.		197 436.09	91 231.91	223 032	408.66	512 108.66
13	Litvinov A.A.		317 363.49	112 191.51	288 000		717 555
14	Goncharov A.I.	116 556	257 400	139 434.4	240 000	36 276.8	789 667.2
15	Istomina L.V.	23480.73	100 400.6	15578.92	126 000	45393.74	310853.99
16	Ignatenko N. I.		191 222.85	88 719.87	223 032	294	503 268.72
	Total:	339 570.87	3848558.45	2009523.86	2505064	538520.36	9241237.54

Information about the Administrative Board

№	Name	Compensation	Salary	Bonus	Remuneration for the members of the Administrative Board	Other payments	Total
1	Gorbachev V.L.		655369.72	637342.22	660 000	138195.4	2090907.34
2	Laskavy L.L.		576 298.01	219 514.39	612 000	84 481.18	1 492293.58
3	Sadokhina A.M.	199534.14	544 342.48	315215.37	588 000	66448.34	1 713 540.33
4	Goncharov A.I.	116 556	257 400	139 434.4	240 000		753 390.4
5	Kruzhkov V.A.		521 107.62	192 996.49	558 000	109 669.98	1 381 774.09
6.	Shipulin A.P.		487 617.59	197 298.78	558 000	57352.26	1 300268 63
7	Istomina L.V.	23480.73	100 400.6	15578.92	126 000	45393.74	310853.99
8	Ignatenko N.I.		191222.85	88719.87	223032	294	503268.72
9	Polulyakhova O.U.		147352.57	95715.81	223 820		466888.38
10	Litvinov		317 363.49	112 191.51	288 000		717 555
	Total:	339 570.87	3 798 474.93	2 014 007.76	4 076 852	501 834.9	10 730 740.46

Financial investments of "Southern Telecommunications Company" PJSC as at 01.01.2002

Company	Share, %	Amount of shares	Type and category of shares	Nominal value, rubles
"Avtocenter-Yug" DZAO	100	35200	Ordinary nominal uncertificated	1000
"Armavir Communication Facilities Plant" DZAO	100	18000	Ordinary nominal uncertificated	1000
"Health-care complex "Orbita" ZAO	100	217896	Ordinary nominal uncertificated	1000
"TeleRoss-Kubanelectrosvyaz" ZAO	50	331730	Ordinary nominal uncertificated	1
"Kuban-GSM" DZAO	24	2400	Ordinary nominal uncertificated	1000
"Krasnodarbank" AKB	13,.5	148000 10000	Ordinary nominal uncertificated- preference nominal uncertificated	10 10
"Sberbank" OAO	0,0006	106	Ordinary nominal uncertificated	50
"Starcom" ZAO	3,7	185	Ordinary nominal uncertificated	100
"Kubanbank" AKB	0,1	25354 150	Ordinary nominal uncertificated- preference nominal uncertificated	1 1
"Aksay" OAO	0.2	10643 7802	Ordinary nominal uncertificated- preference nominal uncertificated	10 10
"CMTO" ZAO	100	16100	Ordinary nominal uncertificated	1000
"Yugsvyazstroy" ZAO	100	15452	Ordinary nominal uncertificated	1000

Associated companies

The Company incorporates 1 subordinate and 6 associated companies with rights of a legal person on the territory of the Russian Federation established under federal legislation. In 2001 organizational structure of "Southern Telecommunications Company" PJSC was changed to improve its financial position. On 6 October 2000 the Company's Board of Directors approved the resolution No 6/3 on liquidation of the Company's branch establishment SMU "Krasnodargrazhdansvyazremstroy" and establishment of the associated closed joint stock company "Yugsvyazstroy". On 6 October 2000 the Company's Board of Directors approved the resolution No 6/6 on liquidation of the Company's branch establishment "Logistic center" and establishment of the associated closed joint stock company "CMTO". "Southern Telecommunications Company" PJSC's shares in charter capitals of the associated companies constitute 100%, in the charter capital of "Kuban-GSM" DZAO – 24%.

№	Name	"KES"'s share in charter capital	Location	Activities	Voting shares
1.	"Kuban-GSM" CJSC	24%	61, Gimnazicheskaya Str., Krasnodar	Rendering cellular services of GSM 900 standard	100%
2	"Armavir Plant of Communication Goods" CJSC	100%	1a, Urupskaya Str., Armavir	Production of Communication goods and cables	100%
3	"Avtocenter-Yug" CJSC	100%	48, Myskhakskoye shosse, Novorossiysk	Services of car maintenance	100%
4	"Health-care complex "Orbita" CJSC	100%	Olginka, Tuapse district	Resort services	100%
5	"CMTO" CJSC	100%	5/2, Vishnyakovoy Str., Krasnodar	Production and sales	100%
6	"Yugsvyazstroy" CJSC	100%	110/1, Aivazovskogo Str., Krasnodar	Construction	100%

Subordinate companies

№	Name	"KES"'s share in charter capital	Location	Activities	Voting shares
1	"TeleRoss-Kubanelectrosvyaz" Ltd.	50%	66, Karasunskaya Str., Krasnodar	Rendering telecom services	50%

Competitive environment

At the present time competitive environment in the Krasnodar Territory includes a great number of independent telecom operators determining their own price and production policy. The Company realizes the necessity of correction of its business strategy and tactics.

In 2001 33 licenses for rendering telecom services were granted in the Krasnodar Territory, total number of licensed operators reached 302.

Based on showings and tendencies of the regional telecom market development we plan the following market positions of the Company in 2004:

Regional telecom market share, %	2000	2001	2004
	69.75	55.1	70

№	Description	Share in physical volume of services, %		
		2000	2001	2004
1	Local telephony	92.8	90.6	93
2	Long-distance telephony	99.4	98	98
3	International telephony	99.6	98.2	98
4	Paging	16.9	41.2	50
5	Internet services via switched access	55	70.2	85
6	ISDN, intelligent network	100	96.7	98

This analysis shows that the Company has the best positions in the sphere of long-distance and international telephony – 98.1% of the market share in 2001.The Company has a monopolistic position in the sphere of traditional services, level of competitiveness here is low.

Satisfying the needs of the Krasnodar Territory population in traditional services "Southern Telecommunications Company" PJSC simultaneously lays foundation for introducing advanced technologies and providing new telecom services.

At present over 20 Internet providers operate in the Krasnodar Territory. "Southern Telecommunications Company" PJSC share in this market constitutes 70.2%. During the last year the share increased by 15.2%.

We also see the rising tendency in the market of wireless communication. "Southern Telecommunications Company" PJSC's share in providing paging services in terms of total number of subscribers increased to 41.2 % (as compared to 16.9% in 2000). The rising tendency can be explained by active advertising of "Narodny pager", leaving this market by some competitive operators and quick development of mobile telephony.

It should be noted that the market of new telecom services (IN, multimedia, etc) is still free.

Telecom market share of "Southern Telecommunications Company" PJSC is to constitute not less than 70% in 2004. Its growth is to be stipulated by effective implementation of "Strategy of increase of telecom services' competitiveness", approved by the Administrative Board.

Thus, the main task of the Company's activity up to the year 2004 is strengthening its position in the market regarding complete range of telecom services and simultaneous increasing the level of meeting solvent demand.

Information on segments

	Line code	Revenue		Losses (line020+030+040)		Financial result	
		2000	2001	2000	2001	2000	2001
1	2	3	4	5	6	7	8
1. Telecom services, total	**700**	1910173	2476806	1379740	1843221	530433	633585
Including: **Central Region**	710						
North-Western region	720						
Povolzhski region	730						
North-Caucasian region	740	1910173	2476806	1379740	1843221	530433	633585

Ural region	750						
Sibirski region	760						
Far East region	770						
Foreign market	780						
"Rostelecom" OAO	790						
2. Other activities	**800**	263800	120420	248880	117506	14920	2914
Including: **Central Region**	810						
North-Western region	820						
Povolzhski region	830						
North-Caucasian region	840	263800	120420	248880	117506	14920	2914
Ural region	850						
Sibirski region	860						
Far East region	870						
Foreign market	880						
"Rostelecom" OAO	890						

Accounts receivable in terms of groups of users

Thousand rubles

	budget	**residents**	**Commercial enterprises**	**others**	**Total**
Urban telephony	3233.2	3899.7	1972.9	267.9	9488
Long-distance telephony	30977.7	36354.3	16821.1	2384.9	86538
Rural telephony	1018.8	3363.3	600.4	81.5	5064
Others Including					
Wired radio	97	2155	191.8	61.2	2505
Mobile communication	945	333.7	1857.8	116.5	3253
Total:	36386	46106	21444	2912	106848

Construction and investments

In 2001 92.5% of total number capacity put into operation (that is 61 092 numbers) are digital exchanges, 28 828 numbers of obsolete step-by-step PBXs were replaced by digital lines. To meet the growing demand of residents and tourists in long-distance and international telephony capacity of Automatic Long-distance Telephone Exchange in Krasnodar was increased by 4230 channels, in Sochi – by 960 channels. Digitization of regional network has been continued – fiber-optic line 70.2 kilometers long was built from Starominskaya to Staroscherbinovskaya and Yeisk.

When analyzing the structure of capital investments we can see that their volume increases annually, share of expenditures for building and assembly jobs decreases, share of expenditures for installation and replacement of equipment grows. Change of the structure can be explained by the necessity to replace morally obsolete equipment,

to broaden the range of modern informational technologies provided, to gain additional profit and to raise the Company's rating.
Investment activities in terms of telecom branches' structure are the following:

Thousand rubles

Local telephony	489 875
Long-distance cable buses	29 170
Long-distance telephone exchanges	20 163
New services	10 171
Other	154 583
Total:	**703 962**

Sources of financing are:

Owned capital - 250.219 million rubles

Including
Depreciation - 164.219 mln RUR
Profit - 86 000 mln RUR
Commodity credits – 150.346 million rubles

Bank credit – 50.0 million rubles

Budget allocations – 0.771 million rubles

Assessable contributions – 5.821 million rubles
Borrowed assets of other organizations – 1.18 mln RUR
Profit of the reporting year - 245 355 mln RUR

Environmental protection

In 2001 "Southern Telecommunications Company" PJSC submitted its projects to approval of committees of environmental protection, bodies of sanitary and epidemiological inspections and committees on protection of cultural and architectural monuments.
When building a fiber-optic line from Starominskaya to Yeisk the Company indemnified land users for losses resulted from temporary withdrawal of lands during execution of works.

Main criteria of accounting policy.

1. Sales income should be calculated "after shipment" for taxation purposes:
   a) profit tax;
   b) VAT;
   c) Road-transport tax
2. The following assets are considered as fixed ones:
   - Used for production, rendering works or services and for management needs of the Company;
   - Used during a long period, that is having life-time of more than 12 months;
   - That may return good interest in future

The Company does not plan to resell these assets.

Annual sum of fixed assets' depreciation is calculated using line method. Depreciation of the Company's fixed assets is carried out according to Standards of

depreciation charges for complete reconstruction of fixed assets, approved by the Decree of the USSR Sovmin № 1072 of 22.10.90.

To develop telecom industry and introduce high-performance communication systems, equipment and mechanisms, method of accelerated depreciation with acceleration ratio = 2 towards the active part of fixed assets should be used:

- cable lines supported on poles or built on buildings' walls:

with metal casing (code 30018)

with plastic casing (code 30019)

- communication equipment (codes 45601, 45608, 45613, 45618, 45620, 45621, 45623, 45609, 45622, 45624).

3. Since 01.01.2001. account 12 "Objects of little value and with short life time" and account 13 "Depreciation of objects with short life time and of little value" are not used, their debit accounting is not kept and the present balance is closed at the end of 2001 according to the aforesaid Order of the Ministry of Finance of the Russian Federation.

Value of objects with short life time and of little value present in balance sheet before 01.01.2001 is paid off at the price of their possible usage with depreciation accounting at the rate of 50% of their acquisition cost according to PBU 5/98.

When taking on discount objects with life time over 1 year, they refer to special subaccount of fixed assets. Inventories and household equipment with life time less than 1 year refer to special subaccount 9 "Inventories and household equipment" of account 10.

To ensure the security of such objects the Company controls their turnover. Objects having value of no more than one-twentieth of the 100-multiple size of monthly wage floor for one object and also books, booklets and the like, are written off when putting into operation. The accounting records are kept on the below-line account 002.

4. Accounting records of invoices, property and liabilities in foreign currency should be kept in rubles by conversion according to exchange rate of the Central Bank of the Russian Federation at the date of transaction and at the date of making up monthly accounting reports.

   Exchange differences should be shown in the accounting records of the reported period including the date of transaction or in account record 80 "Profits or losses".

5.Production costs' accounting should be made in the following way:

- Direct method of calculation of cost price of a production unit is approved. Cost price of a production unit is calculated by dividing of total amount of expenditures by natural volume of works and services provided;
- Cost accounting is made in the context of items of calculation

Cost price is formed according to kinds of provided services in the following steps:

primary cost accounting – distribution of direct costs among kinds of services using direct method with their mentioning in account 20 "Major production";

- distribution of costs of auxiliary production mentioned in account 23 "Auxiliary production" among kinds of services pro rata direct costs, and distribution of indirect costs mentioned in account 25 "General production costs" pro rata direct costs;

- distribution of costs from account 26 “General costs” pro rata profits among types of activities having different profit taxes and pro rata direct costs among types of activities with identical profit tax.

6. Reserves for capital and current repairs, doubtful accounts of other organizations and residents should be formed by taking sums of reserves from financial results.

To introduce unified accounting policy and separate cost accounting for all telecom companies the Company’s administration plans to use unified accounting policy approved by "“Svyazinvest” PJSC in 2002 that differs greatly from accounting policy used in 2001.

Form No 1 “Balance Sheet”

Opening balance of 01 January 2001 was changed as a result of reappraisal:

Line 120	+600 728	Should be considered	2561414	
Line 122	+495691	Should be considered	1838388	Initial cost of buildings, cars and equipment 2527810 minus depreciation 689422
Line 420	+600728	Should be considered	1410241	

Interpretation of indices to form No 1 “Balance sheet”
“Other debtors”

thousand rubles

Description	Line code	Line 235		Line 246	
		Opening balance	Closing balance	Opening balance	Closing balance
1	2	3	4	5	6
Payments to budget (acc.68)	0180			16268	15394
Payments under claims(acc.63)	0190	40	218	998	660
Payments of single social tax (acc.69)	0200			49	171
Settlements with employees on other operations (acc.73)	0210	415	917	286	260
Settlements with advance holders (acc.71)	0220			324	115
Losses resulting from inventory damages (acc.84)	0230	1357	1217	58	58
Others	0240	89	89	23832	61004
TOTAL:	**0250**	**1901**	**2441**	**41815**	**77662**

Form No 2 “Profits and losses statement”

The Company’s costs of the year 2000 are calculated according to accounting methodology used in 2001.

Line 130 +11121 (charity costs)
Line 160 - 11121

Accounts payable

Having "Svyazinvest"PJSC as a principle holder, "Rostelecom" AO is the main company that renders services of long-distance and international telephony in the Russian Federation. "Southern Telecommunications Company" PJSC has an Agreement with Rostelecom on providing pass-through of long-distance and international traffic.
Other accounts payable included debts on wages, debts on social insurance and social services, debts to budget, advance payments for services, etc.

Line 628 "Other creditors"
Thousand rubles

Description	**Line code**	**Opening balance**	**Closing balance**
1	**2**	**3**	**4**
VAT	0280		
Settlements with non-budget funds	0290	7004	53
Leasing payments	0300		
Settlements with advance holders	0310	71	38
Other	0320	6435	12505
TOTAL:	**0350**	**13510**	**12596**

Short-term liabilities

Short-term liabilities consist of bank credits, received by the Company from Russian banks with fixed terms of repayment. Amounts of credits as at 31.12.2000 and 2001 are:

	2000	2001	change, thousand rubles
1. Sberbank	76409	171497	+95088
2. Yugbank	0	11000	+11000
3. Yug-investbank	15500	0	- 15500
TOTAL	91909	182 497	+90588

Long-term liabilities

Long-term liabilities consist mainly of long-term agreements with foreign suppliers on financing of supplied telecom equipment. Amounts of credits as at 31.12.2000 and 2001 are:
Table No

Interpretation of long-term liabilities under loans and credits

Thousand rubles

Credit organization	**Currency**	**Purpose of credit**	**Time to run**	**Opening balance**	**received**	**redeemed**	**Closing balance**
1. Yugbank	ruble	Replenishment of current assets	February 2002	35000	0	0	35000
2. Yugbank	ruble	Replenishment of current assets	May 2002	0	10 000	0	10000
3. Yugbank	ruble	Replenishment of current assets	October 2002	15000	0	0	15000
4. Branch № 8619 of Sverbank credit line 75 mln rubles	ruble		26 April 2002	75 000	0	0	75000
5.Branch № 8619 of Sverbank credit line 45 mln rubles	ruble	Extension of local telephone network in Krasnodar	September 2002	45 000	0	10 000	35000
				170 000	10 000	10 000	170000

Long-term loans

Thousand rubles

Name	currency	purpose	Time to run	Opening balance	received	redeemed	Closing balance
Svyazinvest	ruble	Development of rural telephony	31 December 2000	17391	0	2157	15234
Loan to Sochielectrosvyaz	ruble	Development of local network in Sochi	2004	316	1.5	17.9	299.6
				17 707	1.5	2175	**15533**

"Authorized capital"

In 2000 authorized capital of the regional entity did not change.

thousand rubles

	Opening balance	**received**	**withdrawn**	**Closing balance**
Increase (decrease) of a share par value	-	-	-	-

Cancelled shares written off by reduction of authorized capital	-	-	-	-
Direction of reserve capital to increase authorized capital	-	-	-	-
Others	506143	-	-	506143
Total:	506143	-	-	506143

Line 640 "Deferred income"

thousand rubles

Description	**Line code**	**Opening balance**	**Received**	**Withdrawn**	**Closing balance**
1	**2**	**3**	**4**	**5**	**6**
Deferred income	0360				
Gaining assets without compensation (gratis)	0370	40913	97797		138710
Special purpose financing	0380	1934	64054	(64080)	1908
Others	0390	7244		(7244)	
TOTAL:	**0400**	50091	161851	(71324)	140618

Line 960 "Securities given under liabilities and payments"

Thousand rubles

Type of security	**Line code**	**Opening balance**	**received**	**withdrawn**	**Closing balance**
1	2	3	4	5	6
Bail	0530				
Pledge	0540	829304	322910	(286792)	865422
Bills	0550				
Other	0560				
TOTAL:	**0600**	829304	322910	(286792)	865422

Change of balance sheet currency (value)

Thousand rubles

Description	**Line code**	**Closing balance 2000**	**Opening balance 2001**	**Change**	**Explanation**
1	2	3	4	5	6
Line 110 from Form 1	1110	6500	6500		
Line 111 from Form 1	1111	266	266		
Line 112 from Form 1	1112				
Line 113 from Form 1	1113				

Line 120 from Form 1	1120	1960686	2561414	600728	reappraisal
Line 121 from Form 1	1121				
Line 122 from Form 1	1122	1342697	1838388	495691	Reappraisal 607289, discount 6561
Line 130 from Form 1	1130	235931	235931		
Line 135 from Form 1	1135				
Line 136 from Form 1	1136				
Line 137 from Form 1	1137				
Line 140 from Form 1	1140	275642	275642		
Line 141 from Form 1	1141	273497	273497		
Line 142 from Form 1	1142	332	332		
Line 143 from Form 1	1143	1813	1813		
Line 144 from Form 1	1144				
Line 145 from Form 1	1145				
Line 150 from Form 1	1150				
Line 190 from Form 1	1190	2478759	3079487	600728	Reappraisal
Line 210 from Form 1	1210	117348	117348		
Line 211 from Form 1	1211	101667	101667		
Line 212 from Form 1	1212	3	3		
Line 213 from Form 1	1213	12	12		
Line 214 from Form 1	1214	7521	7521		
Line 215 from Form 1	1215				
Line 216 from Form 1	1216	8145	8145		
Line 217 from Form 1	1217				
Line 220 from	1220	38163	38163		

Form 1					
Line 230 from Form 1	1230	1901	1901		
Line 231 from Form 1	1231				
Line 232 from Form 1	1232				
Line 233 from Form 1	1233				
Line 234 from Form 1	1234				
Line 235 from Form 1	1235	1901	1901		
Line 240 from Form 1	1240	151061	151061		
Line 241 from Form 1	1241	106848	106848		
Line 242 from Form 1	1242				
Line 243 from Form 1	1243		1407	1407	From line 246
Line 244 from Form 1	1244				
Line 245 from Form 1	1245	991	991		
Line 246 from Form 1	1246	43222	41815	(1407)	
Line 250 from Form 1	1250				
Line 251 from Form 1	1251				
Line 252 from Form 1	1252				
Line 253 from Form 1	1253				
Line 260 from Form 1	1260	16474	16474		
Line 261 from Form 1	1261	1639	1639		
Line 262 from Form 1	1262	9782	9782		
Line 263 from Form 1	1263	203	203		
Line 264 from Form 1	1264	4850	4850		
Line 270 from Form 1	1270				
Line 290 from Form 1	1290	324947	324947		

Line 300 from Form 1	1300	2803706	3404434	600728	
Line 410 from Form 1	1410	506143	506143		
Line 420 from Form 1	1420	809513	1410241	600728	
Line 430 from Form 1	1430	47260	47260		
Line 431 from Form 1	1431	47260	47260		
Line 432 from Form 1	1432				
Line 440 from Form 1	1440	63881	63881		
Line 460 from Form 1	1460	124745	421903	297158	profit
Line 465 from Form 1	1465				
Line 470 from Form 1	1470	297158	X	297158	X
Line 475 from Form 1	1475		X		X
Line 490 from Form 1	1490	1848700	2449428	600728	
Line 510 from Form 1	1510	187707	187707		
Line 511 from Form 1	1511	170000	170000		
Line 512 from Form 1	1512	17707	17707		
Line 520 from Form 1	1520	243738	243738		
Line 590 from Form 1	1590	431445	431445		
Line 610 from Form 1	1610	91909	91909		
Line 611 from Form 1	1611	91909	91909		
Line 612 from Form 1	1612				
Line 620 from Form 1	1620	282261	282261		
Line 621 from Form 1	1621	107055	98503	(8552)	
Line 622 from Form 1	1622				
Line 623 from Form 1	1623		8552	8552	From line 246
Line 624 from	1624	34237	34237		

Form 1					
Line 625 from Form 1	1625	18456	18456		
Line 626 from Form 1	1626	55093	55093		
Line 627 from Form 1	1627	53910	53910		
Line 628 from Form 1	1628	13510	13510		
Line 630 from Form 1	1630	99300	99300		
Line 640 from Form 1	1640	50091	50091		
Line 650 from Form 1	1650				
Line 660 from Form 1	1660				
Line 690 from Form 1	1690	523561	523561		
Line 700 from Form 1	1700	2803706	3404434	600728	

Interpretation of the indices of Form No 2 "Profits and Losses Statement"

Changes in Form No 2 "Profit and loss statement"

Thousand rubles

Description	**Line code**	**Column 4 of form 2 2001**	**Column 3 of form 2 2000**	**Change (Column 3 – column 4)**	**Comments**
1	2	3	4	5	6
Net revenue from sales (with the exception of VAT, excises and other obligatory payments)(line010)	0910	2173973	2173973		
Cost price of goods, services sold (line 020)	0914	1624265	1624265		
Gross profit (line 029)	0920	549708	549708		
Commercial expenses (030)	0921	4355	4355		
Management expenses (040)	0924				
Profit (loss) from sales (050)	0927	545353	545353		

Interest income (060)	0928	15	15		
Interest expenses (070)	0932	41426	41426		
Income from participation in other enterprises (080)	0935	2187	2187		
Other operating income (090)	0938	297066	297066		
Other operating expenses (100)	0945	269426	269426		
Non-sales income (120)	0955	29168	29168		
Non-sales expenses (130)	0959	92544	81423	11121	Change of accounting methodology
Profit (loss) before taxation	0964	470393	481514	(11121)	Change of accounting methodology
Profit tax and other similar obligatory payments (1.150)	0965	90480	90480		
Profit (loss) from regular activity (1.160)	0967	379034	391034		
Extraordinary profits (170)	0968				
Emergency losses (180)	0970	1967	1967		
Net profit (retained profit (loss) of the reported period)	**0972**	377946	389067	(11121)	Change of accounting methodology

Description of revenue and cost price of the regular types of activities

Description	**Line code**	**Revenue (line 010 of Form No 2)**								**Cost price (line 020 of Form No 2)**	
		Charged		**Paid**							
				Cash		**swapping**		**interpayment**			
		2001	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**
1	2	3	4	5	6	7	8	9	10	11	12
Telecom services	2700	2476806	1910173	2291074	1722873		27400		159900	1843221	1382349
Trading activity	2710	42822	80520	42822	69400				11120	40628	72628
Auxiliary production	2720										
Activity as an agency	2730	29186	9764	29186	9764						
Lease of property	2740	6825	4756	6825					4756		
Design	2750										

works											
Transport services	2760	10457	6430	10457					6430		
other	2770	31130	162330	117948	83803		56650		21877	76878	169288
TOTAL:	**2800**	2597226	2173973	2498312	1885840		84050		204083	1960727	1624265

Interest income and expenses

Thousand rubles

Description	Line code	Line 060		Line 070	
		For the reporting period	For the same period of the previous year	For the reporting period	For the same period of the previous year
1	2	3	4	5	6
For usage of the Company's cash resources by natural and juridical persons	1800				
For usage of means on the Company's accounts by banks	1810	9	15		
Bond interest	1820				
Deposit accounts	1830				
Bill interest	1840				
Credit interest	1850			50410	41426
Loan interest	1860				
Commercial credit interest	1870				
Other	1880				
TOTAL:	**1900**	9	15	50410	41426

"Other operating profits and losses"

thousand rubles

Description	Line code	Line 090		Line 100	
		For the reporting period	For the same period of the previous year	For the reporting period	For the same period of the previous year
1	2	3	4	5	6
Profit (loss) from sale of fixed assets	1950	34304	201666	39915	143401
Profit (loss) from sale of other property	1960	16976	82906	17073	63646
Profit (loss) from	1970	900	2769	21	804

lease of property					
Revenues from joint ventures	1980				
Reimbursement of expenses for civil defense	1990				
Taxes and charges at the expense of financial results	2000			50926	55736
Expenditures for maintenance of preserved productive capacities and objects	2010				
Charges for bank services	2020			2236	4969
Money deducted for appraisal reserves:	2030			21	723
Bad debts	2040				
Loss of shares' value	2050			21	723
Formation of other reserves	2060				
other	2070	6000	9725	125	147
TOTAL:	**2100**	58180	297066	110317	269426

"Non-sales profits and losses"

thousand rubles

Description	Line code	Line 120		Line 130	
		For the reporting period	For the same period of the previous year	For the reporting period	For the same period of the previous year
1	2	3	4	5	6
Fines, penalties, forfeits resulting from improper execution of obligations under contracts	2150	432	334	416	57
Assets received free of charge including gifts	2160	2311	727		
Recovery of damages	2170	609	4717		
Value of property revealed after inventory	2180	32	250	142	568
Profit (loss) of past years revealed in the reported year	2190	5453	679	5007	21274
Amounts of accounts receivable and deposited with expired limitation of action	2200	1014	212		

Positive (negative) stock exchange differences when operating with foreign currency	2210	6649	19843	23194	23187
Positive (negative) differences of amounts of loans and credits at the moment of redemption	2220	122	386	845	775
Legal costs	2230			538	51
Accounts receivable with expired limitation of action	2240	26	139	2090	4807
Expenses for recovery of damages	2250			5	63
Additional payments of profit tax	2260	2308	1187	4704	4882
Losses from thefts of material valuables when party at fault is not established by a court	2270			72	73
Charity	2280			4101	11121
Material assistance in accordance with approved collective agreement	2290			6620	3816
Running costs of the Board of Directors	2300			6626	3608
Other	2310	1912	694	65346	18262
TOTAL:	2350	20868	29168	119706	92544

"Profit tax and other payments at the expense of profit"

thousand rubles

Description	**Line code**	**Line 150**	
		For the reporting period	**For the same period of the previous year**
1	2	3	4
Profit tax	2400	109206	83049
Penalties paid to budget	2410	23	21
Penalties paid to non-budget funds	2420		19
other	2430	7844	7391
TOTAL:	**2450**	117073	90480

"Emergency costs"

thousand rubles

Description	Line code	Line 180	
		For the reporting period	For the same period of the previous year
1	2	3	4
Cost value of lost property	2600		
Losses from writing-off fixed assets made worthless by natural disasters	2610	3677	1967
Other	2620		
TOTAL:	**2650**	3677	1967

Taxes to be paid to budget for the reporting period.

Thousand rubles

Tax	Line code	Amount of tax for the reporting period				Change in 2000	Change in 2001
		According to tax calculations for 2000	According to tax calculations for 2001	According to accounting method for 2000	According to accounting method for 2001	Column 3 – col.5	Column 4– col.6
1	2	3	4	5	6	7	8
VAT	0010	549354	389683	549354	389683		
Profit tax Line 150 of Form 2	0020	90480	117073	90480	117073		
Road-transport tax	0030	27983	25609	27983	25609		

"Other receipts"

Interpretation of Form 4 "Cash flow statement"

Table No 18 thousand rubles

Description	Line code	Line 110
1	2	3
VAT, sales tax	3000	348629
Penalties, fines	3010	
Settlements with advance holders	3020	

(acc.71)		
Other receipts from personnel account 73	3030	
Other	3040	
TOTAL:	**3050**	348629

"Other payments"

Interpretation of Form 4 "Cash flow statement"

thousand rubles

Description	Line code	Line 250
1	2	3
VAT, sales tax	3100	
Penalties, fines	3110	
Other payments to personnel	3120	841
Other	3130	21490
TOTAL:	**3150**	22331

Currency transactions and exchange control

Foreign currencies, and dollar of the United States of America especially, play an important role in estimating economic parameters of business activity in Russia. In the table below you can see US dollar rate at December 31, 2001, 2000, 1999.

December 31	Exchange rate, rubles
2001	30.14
2000	28.16

The main Company's currency risk, that is exchange rate of a Russian ruble, became stabilized in 2001. The forecast for 2002 remains stable. In theory three situations may appear:

4. Appreciation of a ruble rate
5. Reduction of a ruble rate
6. Stabilization of a ruble rate

The first situation is connected with possible crisis of US economy, increase of currency revenues due to growth of Russian export prices.

When a ruble rate decreases, the following risks appear:

- Currency credits and debts to foreign suppliers increase exchange rate differences which decrease the Company's profit
- Cost of foreign equipment and spare parts grows, requires additional resources and increases cost price of the provided telecom services.

The Company's currency assets and liabilities as at 01.01.2002

Description	Thousand rubles	Thousand USD	Thousand DM
Currency assets			
-cash means in foreign currency	73.5	2.5	-
Currency liabilities:			
- debts to suppliers and contractors	332878	8926.9	4713.6

(currency assets – currency liabilities)	332802.5	8929.4	4713.6

The Company's currency liabilities exceed its currency assets (resources). So, if the exchange rate of the Russian ruble decreases, negative exchange rate differences may result in losses and necessity of additional resources for liquidation of currency debts.

Inflation

Situation in Russian economy is characterized by high rate of inflation. In the table below you can see information about annual rates of inflation for the three-year period ending on December 31, 2001.

December 31	Annual inflation, %
2001	18.6
2000	20.2
1999	36.5

The main risks from inflation: growth of cost price due to rise in prices of material resources and increase of wages may not be accompanied by tariff growth for provided services; profit from key activity may decrease.

The rate of interest

Shortage of owned current assets for supporting regular activities and payments to suppliers forces the Company to attract short-term and long-term bank credits. In 2001 the Company did not have overdue liabilities under credits. Bank credits amount to 352 million rubles including 170 million rubles of long-term credits for 1 or 2 years. Interest rates of long-term credits vary from 18 to 20 %, short-term credits – from 17 to 20 %. Average interest rate decreased by 2% in 2001, from 20.7% to 18.7%.

Political and economic situation in Russia

Considerable political, economic and social changes took place in Russia during the last ten years. Being a country with transition economy Russia now has not got developed business and legislative infrastructure as the countries with developed market economy have.

Government of the Russian Federation is trying now to solve these problems but the reforms aimed at creation of banking, court, fiscal and legislative systems existing in the countries with developed market relations, have not yet been completed. As a result, economic activity in Russia is subjected to considerable risks, it was proved by default and devaluation of a ruble in August 1998.

These risks still remain in Russian economy today resulting in non-convertible national currency abroad, burdensome exchange control, low level of liquidity in the markets of long-term crediting and investments and high level of inflation. In the foreseeable future the Company's activity can be subjected to such risks and consequences.

Events that took place after the reporting date

In accordance with PBU 7/98 "event after the reporting date is a fact of economic activity, that influenced or may influence a company's financial situation and results of its activity, that took place during the period between the reporting date and the date of signing the accounting records of the reporting year.
The fact of economic activity, that took place during the period between the reporting date and the date of signing the accounting records for the year 2001, is the following:
In order to execute preliminary agreement of 28 December 2001 the Company concluded a Sale Contract with "Mobile TeleSystems" PJSC on the shares' purchase and sale, namely on sale of the Company's 24%-stake in "Kuban-GSM" CJSC stock capital. The Contract was concluded on 3 January 2002. Total purchase price amounted to 33 600 000 USD in ruble equivalent using exchange rate of the Central bank of Russia at the date of payment. The Company executed all the terms under the Contract that is confirmed by Closing Act of 25 March 2002. The new shareholder was registered on 29 March 2002. The Board of Directors plans to use means from sale of the shares for dividend payments and financing shortage of current assets at the end of the reporting year.
Planned distribution of profit of the year 2001 refers to the event after the reporting period:

Main directions of the distribution of the retained income for the year 2001

Discription	Line code	Planned distribution of profit of the current year
Retained income	0070	326525
Distribution of profit:	0080	307573
For covering expenses of the past years	0090	
For dividend payments	0010	291573
For formation of the reserve fund in accordance with legislation	0110	16000
For forming a special fund of the Company's shareholders (in accordance with constituent documents)	0120	
Retained income balance	0150	18952

Conditional facts of economic activity

As at 31 December 2001 debt balance of "Kuban-GSM" CJSC guaranteed by "Southern Telecommunications Company" PJSC under the Contract with "Ericsson Radio Systems AK" amounted to 3980367.02 USD.
Other essential conditional facts of the Company economic activity did not take place by the accounting date.

Conclusion

The accounting reports present in all material respects financial situation of "Southern Telecommunications Company" PJSC, financial results of its activity and changes in its financial position.

The accounting reports are drawn up in accordance with generally accepted in the Russian Federation accounting principles.

General director V.L.Gorbachev

1st Deputy Chief accountant A.A. Pustovit

Other information about accounting records for the year 2001

In Form No 3 "Capital changes Statement" line 070 "Special purpose financing – total" should be removed.
Amount of 4518 should be added to column "Received in the reporting year" of line 080 "II.Reserves of deferred costs - total". Amount of 4518 should be added to column "Spent in the reporting year" of line 080 "II.Reserves of deferred costs - total".

In Form No 4 "Cash flow statement" amounts of 2291074 and 130630 should be added to column "Current activities" of line 030 "Revenue from sales"and line 050 "Advance payments from customers" accordingly.

In Form No 5 "Accounts payable and receivable" line 411 "Profit left at the Company's disposal"of Section "Capital movement in financing long-term investments" should be removed.

Section "Depreciable assets" of Form No 5 is included in the attached file in the Section "Other information about the issuer's economic and financial activity".

In Form No 5 "Accounts payable and receivable" in Section "Social factors"amount of 28 should be added to column "paid" of line 750 "Payments to non-state pension funds". The second line 750 resulting from program error should be removed.

Report of the independent auditing company on the statutory accounting reports for the year 2001

Report of the independent auditing company to the shareholders on the statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001

1. We have performed an audit of the attached statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001. These statutory accounting reports were prepared by the management of "Southern Telecommunications Company" PJSC in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». The statutory accounting reports prepared in accordance with the above Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation» differ significantly from financial statements prepared in accordance with International Accounting Standards.

2. Preparation of these statutory accounting reports is the responsibility of the management of "Southern Telecommunications Company" PJSC. Our responsibility is to express an opinion on these statutory accounting reports based on our audit.

3. We carried out our audit in accordance with the Federal Law No 119-FZ of 7 August 2001 "On Auditing" and Auditing Standards approved by the Presidential Audit Committee. We planned and performed our audit to obtain reasonable assurance that the statutory accounting reports are prepared in all material respects in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation». Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounting reports. We believe that our audit provides a reasonable basis for our opinion on the statutory accounting reports.

4.In our opinion, the statutory accounting reports attached to this Report, taking into account amendments mentioned in Appendix 1, present, in all material respects, the assets and liabilities of "Southern Telecommunications Company" PJSC as of 31 December 2001 and its financial results for the year ended 31 December 2001 in accordance with the Federal Law No 129-FZ as of 21 November 1996 «On Accounting» and with the Order of the Ministry of Finance of the Russian Federation No 34n as of 29 July 1998 «Regulations for Accounting and Reporting in the Russian Federation».

5.Without making reservations in our decision we would like to pay your attention to the following circumstances that influence greatly the financial situation of "Southern Telecommunications Company" PJSC. As at 31 December 2001 the working capital shortage that is surplus of short-time liabilities over the current

assets of "Southern Telecommunications Company" PJSC, approximated 350 million rubles. This amount does not include liabilities, mentioned in line 510 "Loans and credits" and line 520 "Other long-term liabilities" of the balance sheet, to be redeemed within 12 months after the reported date (nearly 461 million rubles).

Partner — *Vadim Alexandrovich Balashov*
Auditor — *Tatyana Georgievna Golkova*

19 April 2002

Appendix 1

to the Report of the independent auditing company to the shareholders on the statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001

1. *During performing an audit of the statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2001 we found out a fact of untimely debit (enter) of the bought equipment into the balance sheet that influenced essentially authenticity of the accounting reports. In connection therewith, it is necessary to make the following changes in the balance sheet:*

   - *Amount in line 130 "Unfinished construction" (closing balance) should be increased by 30 843 thousand rubles and constitute 201 817 thousand rubles;*

   - *Amount in line 621 "Accounts payable to suppliers and contractors" (closing balance) should be increased by 28 142 thousand rubles and constitute 207 061 thousand rubles;*

   - *Amount in line 520 "Other long-term liabilities" (closing balance) should be increased by 2 558 thousand rubles and constitute 335 436 thousand rubles;*

   - *Amount in line 470 "Retained income of the reporting year"(closing balance) and amount in line 120 "Non-sales expenses"of the profit and loss statement (for the reporting period) should be increased by 143 thousand rubles and constitute 326 668 thousand rubles and 21 011 thousand rubles accordingly.*

2. We indicated in Appendix 1 to the Report of the independent auditing company of 20 April 2001 to the shareholders on the statutory accounting reports of "Southern Telecommunications Company" PJSC for the year ended 31 December 2000 that as at 31December 2000 dividends for the year 2000 amounting to 69 935 thousand rubles had been added. The dividends were added illegally because the appropriate resolution had not been approved by the Company's General Shareholders' Meeting before the date of making accounting reports. Thus the accounting records attached to the present Report have the following distortions in the part of opening balances:

- *Amount in line 460 "Retained income of the past years"(opening balance) should be increased by 69 935 thousand rubles and constitute 491 838 thousand rubles;*
- *Amount in line 630 "Debt to holders (incorporators)"(opening balance) should be decreased by 69 935 thousand rubles and constitute 29 365 thousand rubles.*

Partner	***Vadim Alexandrovich Balashov***
Auditor	***Tatyana Georgievna Golkova***

19 April 2002

APPENDIX

Accounting records
for the first quarter of the year 2002

Balance sheet

ACCOUNTING POLICY

1. *Accounting recording of the company is carried out by the Company's accounts department headed by a chief accountant.*
2. *Accounting recording in the Company is automatized and carried out by means of common accounting software "Buhuchot".*
3. *Accounting recording in the Company and its subsidiaries is carried out using journal &order form and accounting registers approved in the centralized order with indication of numbers and names of accounting books, orders, turnovers and demand balances according to accounts of analytic accounting.*
4. *Financial documents of the Company can be signed by the Company's general director, the first deputy general director, chief accountant, deputy chief accountant; financial documents of a Company's subsidiary can be signed by its general director, deputy director, chief accountant, deputy chief accountant,*
5. *Inventory is made up regarding all the Company's property irrespective of its location and all kinds of liabilities. Inventory is drawn by standing inventory commissions established in the Company's directorate and subsidiaries' administrations.*
6. *Depreciation sum of the Company's intangible assets is calculated monthly according to standards calculated by the company on the basis of time of their effective usage. If it is impossible to determine time of effective usage of some intangible assets, then this time is specified on the basis of twenty years' timing.*
7. *Fixed assets are taken on balance at their acquisition cost determined in accordance with Regulations on accounting records "fixed assets' accounting (PBU 6/01)", approved by the Decree of the Ministry of Finance of the Russian Federation № 26n of 30.03.2001. Depreciation of the Company's fixed assets is carried out using line method on the basis of acquisition cost or current (reestablished) cost (in case of reappraisal) and rate of depreciation calculated depending onon time of their effective usage.*
8. *Formation of inventories' actual cost in the Company's accounting records is carried out using accounts 15 and 16. Inventories in accounts 10 and 41 are recorded at their accounting costs. At the end of the reporting month accumulated in account 16 deviations are debited to costs depending on their type pro rata value of expended inventories. Finished commodity is recorded at its actual cost of production without using account 40.*
9. *Amounts in the Company's cash, bank accounts, currency papers, short-term securities, settlements with natural and juridical persons, means of special purpose financing received from budget or foreign investors as technical or other type of assistance under the concluded agreements, expressed in foreign currency, should be re-calculated in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records.*
10. *Increase of the Company's economic benefits from fixed assets' proceeds (cash, other property) and (or) redemption of credits resulting in the*

Company's capital growth with the exception of the participants' contributions can be considered the Company's income. Profits different from income of regular activities can be considered other profits.

11. *Decrease of the Company's economic benefits from fixed assets' retirements (cash, other property) and (or) new liabilities resulting in the Company's capital reduction with the exception of the contributions' reduction, approved by the participants, can be considered the Company's costs. Costs of regular activities are recorded in sums calculated in cash equal to payments in cash or other form or value of accounts payable. In order to make such records the Company's regular activities are divided into profile and non-profile. Costs different from expenditures of regular activities can be considered other costs.*
12. *Costs of profile regular activities are recorded in account 30 "Main production processes" and 31 "Auxiliary production processes". Costs of non-profile activities are recorded in account 23 "Auxiliary production" and 29 "Service production".*
13. *Costs made in the reporting period but referred to future accounting periods are indicated in account 97 "Deferred costs". Deferred costs should be written off at the expense of appropriate covering reserves during the period they refer to. If it is impossible to find out the period of writing-off the made costs, this period is determined by a special commission and approved by the general director.*
14. *The Company transfers long-term liabilities to short-term liabilities when the main sum of a loan or credit is to be paid off in 365 days under the terms of the agreement. Additional costs connected with taking credits and placement of obligations are included in the balance sheet of the period when they were made.*
15. *The company does not form funds at the expense of profit left at its disposal with the exception of cases when the formation of such fund are stipulated by the legislation or by the Company constitutive documents (reserve fund). In this case their formation and usage are determined by resolutions approved by a General Shareholders' Meeting.*
16. *The Directorate calculates taxes and other compulsory payments to federal budget and to budgets of other levels of the Company as a whole. It also calculates taxes to be paid to each budget of each level with the exception of income tax of natural persons and consolidated social tax calculated and kept by subsidiaries and their structural subdivisions.*
17. *For taxation purposes sales proceeds are determined in the following way:*
    - *when determining taxation base of profit tax sales proceeds are calculated by the method of charging (accounting);*
    - *when determining taxation base of VAT, road-transport and other taxes sales proceeds are calculated by the method " on paying".*

BALANCE SHEET

As at 31 March 2002
Company: **Public Joint Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

ASSETS	Line code	Opening balance	Closing balance
1	2	3	4
1. LONG-TERM ASSETS			
Intangible assets (04, 05)	110	2 086	1 892
patents, licenses, trade marks and other similar rights and assets	111	2	2
establishment expenses	112		
business rating	113		
Fixed assets (01,02,03)	120	3 171 128	3 182 117
land and natural resources	121		
buildings, facilities, machines and equipment	122	2 182 605	2 182 605
Unfinished construction (07,08,16, 61)	130	170 974	248 803
Profitable investments in material values (03)	135		
Property for subleasing	136		
Property for rent	137		
Long-term financial investments (06, 82)	140	318 195	315 843
investments into branch establishments	141	305 049	302 697
investments into dependant companies	142	332	332
investments into other companies	143	2 814	2 814
loans granted to companies with term over 12 months	144	10 000	10 000
other long-term financial investments	145		
Other long-term assets	150		
TOTAL for section 1	190	3 662 383	3 748 655
2. CURRENT ASSETS			
Inventories and expenses	210	144 391	150 213
raw materials, materials and other similar items (10,12,13, 16)	211	107 805	115 849
cattle (11)	212	1	1
Expenses in unfinished production(20,21,23,29,30,36,44)	213		
finished products and merchandise(16, 40,41)	214	7 209	7 432
dispatched goods (45)	215		
deferred expenses (31)	216	29 376	26 931
other inventories and expenses	217		
VAT on acquired valuables (19)	220	40 383	50 370
Accounts receivable(with payments expected in 12 months or later since reporting date)	230	2 441	2 175
buyers and customers(62,76,82)	231		
notes receivable(62)	232		
branch establishments and dependant companies (78)	233		
advance payments(61)	234		
Other receivables	235	2 441	2 175

Accounts receivable(with payments expected within 12 months since reporting date)	240	195 525	1 223 278
buyers and customers(62,76,82)	241	115 200	135 377
notes receivable(62)	242		
branch establishments and dependant companies (78)	243	1 333	
participants' (founders') contributions to authorized capital (75)	244		
advance payments(61)	245	1 330	1 209
other receivables	246	77 662	1 086 692
Short-term financial investments (56,58,82)	250		1 938
investments into dependant companies	251		1 871
bought out own shares	252		67
other short-term financial investments	253		
Cash resources	260	35 092	19 732
cash (50)	261	1 884	2 323
settlement accounts (51)	262	28 071	11 733
currency accounts (52)	263	76	78
Other cash resources (55,56,57)	264	5 061	5 598
Other current assets	270		
TOTAL for section 2	290	417 832	1 447 706
BALANCE (sum of the lines 190+290)	399	4 080 215	5 196 361

EQUITY AND LIABILITY	Line code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
4. FUNDS AND RESERVES			
Authorized capital (85)	410	506 143	506 143
Additional paid-in capital (87)	420	1 406 091	1 405 811
Reserve capital (86)	430	47 260	47 260
mandatory reserve funds	431	47 260	47 260
reserve fund required by constituent documents	432		
Social funds (88)	440		
Special purpose financing and funds (96)	450		
Retained profit of past years (88)	460	816 450	816 730
Uncovered losses of the past years(88)	465		
Retained profit of the reported year (88)	470		816 102
Uncovered losses of the reported year (88)	475		
TOTAL for section 4	490	2 775 944	3 592 046
5. LONG-TERM LIABILITIES			
Borrowing costs (92,95)	510	185 533	15 519
long-term bank credits	511	170 000	
other long-term loans	512	15 533	15 519
Other long-term liabilities	520	332 878	329 766
TOTAL for section 5	590	518 411	345 285
6. SHORT-TERM LIABILITIES			
Borrowing costs (90,94)	610	182 497	346 797
bank credits	611	182 497	326 797
other loans	612		20 000
Accounts payable	620	421 486	731 663
suppliers and contractors (60,76)	621	178 919	209 886
notes payable(60)	622		
debt to branch establishments and dependant companies (78)	623	16 896	11 497
wages to employees(70)	624	40 585	42 650

social insurance (69)	625	24 630	24 335
debt to budget (68)	626	84 095	338 535
advance payments(64)	627	63 765	63 461
other payables	628	12 596	41 299
Dividend settlements (75)	630	41 259	40 875
Deferred income (83)	640	140 618	139 695
Provision for future expenses and payments(89)	650		
Other short-term liabilities	660		
TOTAL for section 6	690	785 860	1 259 030
BALANCE (sum of the lines 490+590+690)	700	4 080 215	5 196 361

RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

Name of below-line account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	47 830	52 773
including leasing	911	29 186	29 186
Inventory holdings under agreement of bailment (002)	920	261	222
Goods taken on commission (004)	930		
Written off accounts receivable of insolvent debtors (007)	940	15 254	15 254
Liabilities and payments' securities received (008)	950		
Liabilities and payments' securities given (008)	960	985 390	976 420
Depreciation of housing stock (014)	970	177	85
Depreciation of objects equipped with external modern services and utilities and other similar objects (015)	980		
Forms of strict recording	990	38 929	19 974

PROFIT AND LOSS STATEMENT

As at 31 March 2002
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

Description	**Line-code**	**For the reported period**	**For the similar period of the previous year**
1	2	3	4
1. Profits and losses from usual activities			
Net revenue from sales (with the exception of VAT, excises and other compulsory payments)	010	709 634	546 434
Including from communication services	011	654 729	518 379
Cost price of goods , services sold	020	583 712	403 657
Including from communication services	021	500 657	380 562
Gross profit	029	125 922	142 777
Commercial expenses	030		
Management expenses	040		
Profit (loss) from sales (lines 010-020-030-040)	050	125 922	142 777
2. Operating profits and losses			
Interest income	060		1
Interest expenses	070	16 016	9 991
Income from participation in other enterprises	080		
Other operating income	090	1 056 434	43 440
Other operating expenses	100	31 281	50 359
3. Non-sales profits and losses			
non-sales income	120	2 154	4 688
non-sales expenses	130	42 041	14 960
Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130)	140	1 095 172	115 596
Profit tax and other similar obligatory payments	150	275 290	23 869
Profit (loss) from usual activity	160	819 882	91 727
4. Extraordinary profits and losses			
Extraordinary profits	170		
Emergency losses	180	3 780	130
Net profit (retained profit (loss) of the reported period) (lines 160+170+180))	190	816 102	91 597

INTERPRETATION OF PROFITS AND LOSSES

Description	Line code	For the reported period		For the same period of the last year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, forfeits acknowledged or according to judgments on award of damages	210	30	5	129	157
Profit (loss) of past years	220	3	460	251	803
Damages caused by non-execution or improper execution of obligations	230	82		52	4
Stock exchange differences when operating with foreign currency	240	2	10 624	2 901	5 037
Cost reduction of inventories at the end of the reported period	250				
Writing off accounts receivable and payable with expired limitation of action	260	1	271	56	826

Other information about accounting records for the first quarter of the year 2002

No such information

N 82 - 4721

Public Joint Stock Company
"Southern Telecommunications company"
Location: 66, Karasunskaya St., Krasnodar, 350 000

Dear shareholder!

"UTK" PJSC informs that Annual General Shareholders' meeting of Public Joint-Stock Company "Southern Telecommunications Company" in the form of shareholders' joint presence will be held on June 21, 2002 at 11:00 a.m. Moscow time.

Venue: "Health-care complex Orbita" CJSC, village Olginka, Tuapse district, Krasnodar Territory.

Registration of shareholders will be held on June 21, 2002 from 9 o'clock a.m. Moscow time at the following address: **"Health-care complex Orbita" CJSC, village Olginka, Tuapse district, Krasnodar Territory.**

Specialized registrar, keeping the register of "UTK" PJSC's shareholders, is Closed Joint Stock Company "Kuban Registration Center", address: **52, Atarbekova Str., Krasnodar, 350049, phone, fax: 65-11-14, e-mail: audit@aacorp.ru.**

The record date for "UTK" PJSC's shareholders entitled to participate in the Annual General Shareholders' Meeting will be **May 3, 2002**

Holders of the Company's common shares have the right to vote on all items of the agenda of the Annual General Shareholders' Meeting.

"UTK" PJSC's shareholders can familiarize themselves with information on the agenda items of the Annual General Shareholders' Meeting during 30 days before the date of conducting of the Annual General Shareholders' Meeting at "UTK" PJSC's office located at 66,Karasunskaya St., Krasnodar, on the Company's web-site http://www.stcompany.ru and at the Company's subsidiaries.

A shareholder (his proxy) has the right to vote ahead of schedule by sending duly filled voting papers to the Company's address: **66,Karasunskaya St., Krasnodar, 350 000. Votes in the voting papers received two days before the date of holding the Annual General Shareholders' Meeting at the latest (to June 18, 2002 inclusive) will be taken into account when evaluating the meeting quorum and summing up votes on agenda issues.**

To be registered and to take part in the Annual General Shareholders' Meeting:

- A shareholder-natural person shall present an identification document, a shareholders' proxy shall present an identification document and a document confirming its authority such as power of attorney executed in compliance with item 4 of Article 185 of Civil Code of the Russian Federation or attested notarially;
- a proxy of a shareholder-juridical person shall present an identification document and a letter of attorney executed in compliance with item 5 of Article 185 of Civil Code of the Russian Federation or attested notarially;
- if a top manager of a company-shareholder takes part in the Annual General Shareholders' Meeting, he shall present an identification document and a document confirming his assignment.

Agenda of the Annual General Shareholders' Meeting :

1. Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001).
2. Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001.
3. Election of the members to the Company's Board of Directors.
4. Election of the members to the Company's Auditing Commission.
5. Approval of new edition of the Company's Charter.
6. Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.
7. Approval of new edition of the Statute of the Company's Board of Directors.
8. Approval of new edition of the Statute of the Company's Administrative Board.
9. Making amendments in the Statute on the Company's Auditing Commission.
10. Approval of the Company's auditor for the year 2002.
11. About "UTK" PJSC's participation in the Association of operators of federal business network "Iskra"

Contact telephone numbers:(8612) 532-014, 530-207

Board of Directors

Российская Федерация · Открытое акционерное общество «Южная телекоммуникационная компания» · ИНН 2308025192 · г. Краснодар

№ 82-4721

Public Joint Stock Company
"Southern Telecommunications company"
Location: 66, Karasunskaya St., Krasnodar, 350 000

Dear shareholder!

At present time the register of "Southern Telecommunications Company" PJSC's shareholders is kept by Closed Joint Stock Company "Kuban Registration Center", address: **52, Atarbekova Str., Krasnodar, 350049, phone, fax: 65-11-14, e-mail: audit@aacorp.ru.**

"UTK" PJSC informs that its Board of Directors adopted the resolution № 26 of 11.03.2002 on cancellation of the Agreement with Closed Joint Stock Company "Kuban Registration Center" on keeping the register of "UTK" PJSC's shareholders and on transferring the register to "Registrator-Svyaz" CJSC.

Information about "Registrator – Svyaz" CJSC

Name: Closed Joint Stock Company "Registrator – Svyaz".
Abbreviated name: "Registrator – Svyaz" CJSC
Location: 27, Presnenski val, Moscow, 123557
Mailing address: 15a, B.Olenya Str., Moscow, 107014
Phone: (095) 268-70-13, 268-70-31
Fax: 268-70-13, 268-70-31
E-mail: regsw@glasnet.ru
License:

- **No N-01147**
- **Date of issue: 05.10.1996**
- **Valid until: 08.10.2002**
- **License issuing body: Federal Commission on Securities' Market of the Russian Federation.**
- **Date of cancellation of the Agreement with Closed Joint Stock Company "Kuban Registration Center" and date of transferring the register to "Registrator-Svyaz" CJSC: 01.07.2002.**
- **Contact telephone in "UTK" PJSC : (8612) 530-207.**

N 82-4721

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 15.05.2002
Code of the fact (event, action): 1300062A15052002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on 15 May 2002 the following resolutions were approved (Protocol №48 of 15.05.2002):

1. To approve the form and text of the voting paper on the agenda issue No 2 "Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001" for the Annual General Shareholders' Meeting.
2. To pay dividends for the year 2001:
   a) 0.18908 ruble in cash for each preference share not later than on 20 August 2002
   b) 0.18908 ruble in cash for each ordinary share not later than on 31 December 2002

8 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
The resolutions were approved by a solid vote.

Deputy General Director A.A. Litvinov

Российская Федерация Открытое акционерное общество «Южная телекоммуникационная компания» ИНН 2308025192 г. Краснодар

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 18.04.2002
Code of the fact (event, action): 1500062A18042002

About the date of making a list of shareholders entitled to take part in the Annual General Shareholders' Meeting and to receive dividends for the year 2001.
The date, when the Board of Directors adopted the resolution on the date of making a list of shareholders is 18 April 2002 (Protocol № 34 of 18.04.2002).
The date of making a list of shareholders is 3 May 2002.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 18.04.2002
Code of the fact (event, action): 1300062A18042002
The following resolutions were approved by the Board of Directors on 18 April 2002:

1. To call an Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC in the form of shareholders' joint presence.
2. To determine its:
- date: 21 June 2002
- venue: Krasnodar Territory, Tuapse district, Olguinka, "Healthcare complex "Orbita"
- time: 11:00, Moscow time, 21 June 2002
- start time of shareholders' registration: 9:00 Moscow time, 21 June 2002.
3. To determine 3 May 2002 as the record date for "UTK" PJSC's shareholders entitled to participate in the Annual General Shareholders' Meeting and to receive dividends for the year 2001.
4. To determine mailing address for sending the filled voting papers: 66, Karasunskaya Str., Krasnodar, 350 000.
5. In compliance with the resolution of the Board of Directors No 24/3 of 18.02.2002 on placing issues on the agenda for the General Shareholders' Meeting, the suggestions submitted by shareholders having more than 2% of the Company voting shares, articles of the Federal law "On Joint Stock Companies" and the Company Charter,

to approve the following agenda for the General Shareholders' Meeting :

1) Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001).
2) Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001.
3) Election of the members to the Company's Board of Directors.
4) Election of the members to the Company's Auditing Commission.
5) Approval of new edition of the Company's Charter.
6) Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.
7) Approval of new edition of the Statute of the Company's Board of Directors.
8) Approval of new edition of the Statute of the Company's Administrative Board.
9) Making amendments in the Statute on the Company's Auditing Commission.
10) Approval of the Company's auditor for the year 2002.
11) About "UTK" PJSC's participation in the Association of operators of federal business network "Iskra".

6. To determine the following information and materials to be provided to the shareholders entitled to participate in the Annual General Shareholders' Meeting prior to conducting the Annual General Shareholders' Meeting.

1) "UTK" PJSC's annual report, balance sheet, profit and loss statement for the year 2001, allocation of profits and losses based on the results of the reported financial year (2001) including the Company's Auditing Commission report and the Auditor's report on the annual audit results of financial and economic activities;

2) Information on candidates for "UTK" PJSC Board of Directors;

3) Information on candidates for "UTK" PJSC Auditing Commission;

4) Draft of a new version of "UTK" PJSC Charter;

5) Draft of a new version of "UTK" PJSC Statute on procedure of conducting a General Shareholders' Meeting;

6) Draft of a new version of "UTK" PJSC Statute on the Board of Directors;

7) Draft of a new version of "UTK" PJSC Statute on the Administrative Board;

8) Draft amendments to "UTK" PJSC Statute on the Auditing Commission;

9) Information on a prospective auditor for "UTK" PJSC;

10) Constituent documents of the Association of operators of federal business network "Iskra".

11) Draft resolutions of the General Shareholders' Meeting. "UTK" PJSC shareholders entitled to participate in the General Shareholders' Meeting can familiarize themselves with materials prepared for the Annual General Meeting of Shareholders during 30 days prior to the date of conducting the General Shareholders' Meeting at "UTK" PJSC's offices located at 66, Karasunskaya Street, Krasnodar, 350 000, on the web-site http://www.stcompany.ru or at the Company's subsidiaries.

7. In compliance with application submitted to the Board of Directors by the candidate for "UTK" PJSC's Auditing Commission Milovantsev D.A. with request to exclude him from the list of candidates for the Auditing Commission because of his entering the public service:
   - to exclude Milovantsev D.A. from the list of candidates for "UTK" PJSC's Auditing Commission;
   - in compliance with item 7 article 53 of the Federal law "On Joint Stock Companies" to run a candidate for "UTK" PJSC's Auditing Commission in the person of Prokofyeva Irina Viktorovna – Deputy Director, Head of the section in the Department of Internal Audit and Economic Analysis, "Svyazinvest" PJSC.
8. To recommend the Annual General Shareholders' Meeting to approve "Ernst and Young Vneshaudit" as the Company's auditor for the year 2002.
9. To approve the form and text of the voting papers on the agenda issues No1, 3-11 (voting papers are attached).
10. To determine the following order of informing the shareholders about the Annual General Shareholders' Meeting: notice of Annual General Shareholders' Meeting should be published in the newspapers "Rossiyskaya Gazeta" and "Voljnaya Kuban" and mailed to each shareholder by a registered letter no later than on 20.05.2002.

To approve the text of the Notice of Annual General Shareholders' Meeting (the text is attached).

11. To approve the following secretariat of the General meeting, 7 persons in number:

- Ryzhikova Nina Anatolievna, head of personnel department, Chairman of the Secretary;
- Andreeva Antonina Mikhailovna, head of department for notes payable and receivable, "Southern Telecommunications Company" PJSC
- Afanasjeva Natalia Viktorovna – engineer of documentation turnover department, "Southern Telecommunications Company" PJSC
- Yeryomenko Svetlana Borisovna – deputy head of planning department, "Southern Telecommunications Company" PJSC
- Lezhnina Julia Yurievna – legal adviser, "Southern Telecommunications Company" PJSC
- Sotnikova Ljudmila Borisovna – head of planning department, "Southern Telecommunications Company" PJSC
- Malysheva Marina Borisovna – head of department of organizational structures and labor motivation, "Southern Telecommunications Company" PJSC.

12. To approve the presidium consisting of:

- Belov Vadim Yevgenyevich – Deputy General Director, "Svyazinvest" PJSC, Chairman of "UTK" PJSC Board of Directors;
- Gorbachev Vladimir Lukich – General Director, "Southern Telecommunications Company" PJSC, Chairman of the Meeting
- Osipchuk Anton Igorevich - 1-st Deputy General Director, "Svyazinvest" PJSC;
- Romski Georgy Alekseevich –Deputy General Director, "Svyazinvest" PJSC;
- Ukhina Irina Petrovna – Deputy Director of department of corporate management, "Svyazinvest" PJSC.

8 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.
The resolutions were approved by a solid vote.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 10.04.2002
Code of the fact (event, action): 0900062A10042002

Profit before taxation for the forth quarter of 2001: - 69 145 thousand rubles
Profit before taxation for the first quarter of 2002: -1 095 172 thousand rubles
Absolute profit growth constituted 1 026 027 thousand rubles or 1 483.9%.
Profit growth is caused by selling a 24%-stake of "Kuban GSM" CJSC shares by the Company.

Deputy General Director	A.A. Litvinov
Chief accountant	S.G. Fefilova

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 10.04.2002
Code of the fact (event, action): 0800062A10042002

Assets value at 01.01.2002 is 4 080 215 thousand rubles
Assets value at 01.04.2002 is 5 196 361 thousand rubles.
Absolute increase of assets value constituted 1 116 146 thousand rubles or 27.4%.
Growth of assets value is caused by selling a 24%-stake of "Kuban GSM" CJSC shares by the Company.

Deputy General Director A.A. Litvinov

Chief Accountant S.G. Fefilova

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 9.04.2002
Code of the fact (event, action): 1800062A09042002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1. To approve Contractor's Agreement №15 with "Yugsvyazstroy" CJSC on major repairs at the object "OES №80" located at 160-170 Uraljskaya Street Krasnodar. To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 887 286 (eight hundred eighty seven thousand two hundred and eighty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
Location: ***66,Karasunskaya St., Krasnodar***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***29.03.2002***
Code of the fact (event, action): ***0400062A29032002***

Closed Joint Stock Company "Kuban-GSM"
Location and mailing address: 61, Gimnazicheskaya Str., Krasnodar, 350000
Share of "UTK" PJSC in "Kuban-GSM" CJSC's authorized capital constituted 24% before the change and 0% after the change.
Date when the change took place: 29.03.2002.

Deputy General director ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar*
The issuer's code: *00062-A*

Date of the occurrence of the fact (event, action): *29.03.2002*
Code of the fact (event, action): *0200062A29032002*

Anna Mikhailovna Sadokhina – member of the Board of Directors and of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's authorized capital constituted 2% before the change and 0% after the change.
Date of the change: 29.03.2002

Leonid Leontyevich Laskavy – member of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's authorized capital constituted 3% before the change and 0% after the change.
Date of the change: 29.03.2002

Ivan Fyodorovich Ignatenko – member of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's authorized capital constituted 1% before the change and 0% after the change.
Date of the change: 29.03.2002

Victor Alexandrovich Kruzhkov – member of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's authorized capital constituted 2% before the change and 0% after the change.
Date of the change: 29.03.2002

Alexander Petrovich Shipulin – member of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's authorized capital constituted 2.5% before the change and 0% after the change.
Date of the change: 29.03.2002

Deputy General Director *A.A. Litvinov*

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 21.03.2002
Code of the fact (event, action): 1800062A21032002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 18, 2002 the following resolutions were approved (Protocol №34 of 18.04.2002):

1. To approve Contractor's Agreement №33/1 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of telephone canalization). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 895 053 (one million eight hundred ninety five thousand and fifty three) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.
2. To approve Contractor's Agreement №33/2 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 326 997 (one million three hundred twenty six thousand nine hundred and ninety seven) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.
3. To approve Contractor's Agreement №33/3 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 729 578 (seven hundred twenty nine thousand five hundred and seventy eight) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.
4. To approve Contractor's Agreement №33/4 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PBX-6 of SI-2000 type having capacity of 1024 numbers in Temryuk including external module PSE-6/1 with capacity of 512 numbers in Golubitskaya" (laying of fiver-optic cable). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 418 434 (four hundred eighteen thousand four hundred and thirty four) rubles. Terms of the Agreement: starting date – April 2002, deadline – December 2002.

Full identifying name of the Contractor:

Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 20.03.2002
Code of the fact (event, action): 1800062A20032002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1) To approve Contractor's Agreement №21/1 with "Yugsvyazstroy" CJSC on major repairs at the object "Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)" (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 553 194 (five hundred fifty three thousand one hundred and ninety four) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.
2) To approve Contractor's Agreement №21/2 with "Yugsvyazstroy" CJSC on major repairs at the object "Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)" (building of trunking network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 225 718 (one million two hundred twenty five thousand seven hundred and eighteen) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.
3) To approve Contractor's Agreement №21/3 with "Yugsvyazstroy" CJSC on major repairs at the object "Reconstruction of Rural Telephone Exchange in village Novomikhailovski with extension OPS-92 and PSE of SI-2000 type having capacity of 242 numbers including SL (connecting circuit)" (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 012 698 (one million twelve thousand six hundred and ninety eight) rubles. Terms of the Agreement: starting date – April 2002, deadline – September 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 6.05.2002
Code of the fact (event, action): 1800062A06052002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1) To approve Agreement №1 with "CMTO" CJSC on supply of maintenance and service materials to Anapa joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 915 527 (nine hundred fifteen thousand five hundred and twenty-seven) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
2) To approve Agreement №2 with "CMTO" CJSC on purchase and sale of maintenance materials to Armavir joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 363 505 (one million three hundred sixty three thousand five hundred and five) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
3) To approve Agreement №3 with "CMTO" CJSC on purchase and sale of maintenance materials to Yeisk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 690 748(six hundred ninety thousand seven hundred and forty-eight) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
4) To approve Agreement №4 with "CMTO" CJSC on purchase and sale of maintenance materials to Dinskaya district communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 736 181(seven hundred thirty-six thousand one hundred and eighty-one) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
5) To approve Agreement №5 with "CMTO" CJSC on purchase and sale of maintenance materials to Kanevskaya joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 360 875(three hundred sixty thousand eight hundred and seventy-five) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
6) To approve Agreement №6 with "CMTO" CJSC on purchase and sale of maintenance materials to Kropotkin joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 794 527 (one million seven hundred ninety-four thousand five hundred and twenty-seven) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.

7) To approve Agreement №7 with "CMTO" CJSC on purchase and sale of maintenance materials to Korenovsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 746 413(seven hundred forty-six thousand four hundred and thirteen) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
8) To approve Agreement №8 with "CMTO" CJSC on purchase and sale of maintenance materials to Krymsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 269 930(one million two hundred sixty-nine thousand nine hundred and thirty) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
9) To approve Agreement №9 with "CMTO" CJSC on purchase and sale of maintenance materials to Kurganinsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 681 653(six hundred eighty-one thousand six hundred and fifty-three) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
10) To approve Agreement №10 with "CMTO" CJSC on purchase and sale of maintenance materials to Novorossiysk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 955 264(nine hundred fifty-five thousand two hundred and sixty four) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
11) To approve Agreement №11 with "CMTO" CJSC on purchase and sale of maintenance materials to Pavlovskaya joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 780 000(seven hundred eighty thousand) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
12) To approve Agreement №12 with "CMTO" CJSC on purchase and sale of maintenance materials to "Sochielectrosvyaz" – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 021 915(one million twenty-one thousand nine hundred and fifteen) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
13) To approve Agreement №14 with "CMTO" CJSC on purchase and sale of maintenance materials to Timashevsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 992 652 (nine hundred ninety-two thousand six hundred and fifty-two) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
14) To approve Agreement №15 with "CMTO" CJSC on purchase and sale of maintenance materials to Tikhoretsk joint communication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 826 375(eight hundred twenty-six thousand three hundred and seventy-five) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.
15) To approve Agreement №16 with "CMTO" CJSC on purchase and sale of maintenance materials to Tuapse joint communication center – "UTK" PJSC's

subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 089 218(one million eighty-nine thousand two hundred and eighteen) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.

16) To approve Agreement №17 with "CMTO" CJSC on purchase and sale of maintenance materials to Krasnodar city telecommunication center – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 1 729 978 (one million seven hundred twenty-nine thousand nine hundred and seventy-eight) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.

17) To approve Agreement №21 with "CMTO" CJSC on purchase and sale of maintenance materials to "Kubansvyazservice" – "UTK" PJSC's subsidiary. To determine scope cost under the aforesaid Agreement based on market prices approximating 388 150(three hundred eighty-eight thousand one hundred and fifty) rubles. Terms of the Agreement: starting date – March 2002, deadline – 31 December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Center of material and technical supplies".
Location: 5/2, Vishnyakovoy Str.,Krasnodar.
Mailing address: 5/2, Vishnyakovoy Str.,Krasnodar, 350001.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 6.03.2002
Code of the fact (event, action): 1800062A06032002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 09.04.2002):

1. To approve Contractor's Agreement №55 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PSE-3 of SI-2000 type having capacity of 240 numbers in Inal Bay, Tuapse District, from Dzhubga PBX including MSS" (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 835 860 (two million eight hundred thirty five thousand eight hundred and sixty) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
2. To approve Contractor's Agreement №56 with "Yugsvyazstroy" CJSC on execution of works at the object "Construction of PSE-3 of SI-2000 type having capacity of 240 numbers in Inal Bay, Tuapse District, from Dzhubga PBX including MSS" (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 796 862 (seven hundred ninety six thousand eight hundred and sixty two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 01.03.2002
Code of the fact (event, action): 1800062A01032002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on 26 February 2002 the following resolutions were approved (Protocol №25 of 26.02.2002):

1) To approve Contractor's Agreement №110 with "Yugsvyazstroy" CJSC on replacement of wooden window-frames by aluminum ones in the building of Krasnodar City Telecommunication Center, subsidiary of "UTK" PJSC, at the following address: 294, Golovatogo Str., Krasnodar. To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 527 775 (one million five hundred twenty seven thousand seven hundred and seventy five) rubles. Terms of the Agreement: starting date – March 2002, deadline – July 2002.
2) To approve Contractor's Agreement №4/1 with "Yugsvyazstroy" CJSC on major repairs of administrative building at the following address: 66, Karasunskaya Str., Krasnodar. To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 3 074 000 (three million seventy four thousand) rubles. Terms of the Agreement: starting date – March 2002, deadline – April 2002.
3) To approve Contractor's Agreement № 5 with "Yugsvyazstroy" CJSC on capital construction of the object "block of 106 flats with attached department store in Turgeneva Street in Krasnodar". To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 41 067 504 (forty one million sixty seven thousand five hundred and four) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 28.01.2002
Code of the fact (event, action): 1800062A28012002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1. To approve Contractor's Agreement №24/1 with "Yugsvyazstroy" CJSC on construction of city telephone exchange "PBX-4" in Slavyansk-on-Kuban (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 625 562(six hundred twenty five thousand five hundred and sixty two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
2. To approve Contractor's Agreement №25/1 with "Yugsvyazstroy" CJSC on extension of local telephone exchange in village Pavlovskaya by 700 numbers (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 180 536(one million one hundred eighty thousand five hundred and thirty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – 27 December 2002.
3. To approve Contractor's Agreement №25/2 with "Yugsvyazstroy" CJSC on extension of local telephone exchange in village Pavlovskaya by 700 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 846 858(one million eight hundred forty six thousand eight hundred and fifty eight) rubles. Terms of the Agreement: starting date – March 2002, deadline – 27 December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 24.01.2002
Code of the fact (event, action): 1800062A24012002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 09.04.2002):

1. To approve Contractor's Agreement №36/2 with "Yugsvyazstroy" CJSC on reconstruction and extension of local telephone exchange in village Novo-Dzherelievskaya, Bryukhovetsk District, with installation of "Kvant"-type PBX having capacity of 1024 numbers (building of trunk network). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 625 565(six hundred twenty five thousand five hundred and sixty five) rubles. Terms of the Agreement: starting date – March 2002, deadline – September 2002.
2. To approve Contractor's Agreement №36/1 with "Yugsvyazstroy" CJSC on reconstruction and extension of local telephone exchange in village Novo-Dzherelievskaya, Bryukhovetsk District, with installation of "Kvant"-type PBX having capacity of 1024 numbers (building of telephone canalization). To determine approximate scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 350 356(three hundred fifty thousand three hundred and fifty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – September 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 22.01.2002
Code of the fact (event, action): 1800062A22012002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1. To approve Contractor's Agreement №10/1 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 864 936 (two million eight hundred sixty four thousand nine hundred and thirty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
2. To approve Contractor's Agreement №10/2 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of trunk network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 1 496 192 (one million four hundred ninety six thousand one hundred and ninety two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
3. To approve Contractor's Agreement №10/3 with "Yugsvyazstroy" CJSC on reconstruction of rural telephone exchange in village Vyselki with installation of PBX of SI-2000 type having capacity of 2976 numbers (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 2 273 502 (two million two hundred seventy three thousand five hundred and two) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 21.01.2002
Code of the fact (event, action): 1800062A21012002

At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):

1. To approve Contractor's Agreement №29/1 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of telephone canalization). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 11 739 166(eleven million seven hundred thirty nine thousand one hundred and sixty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
2. To approve Contractor's Agreement №29/2 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of trunk network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 6 511 105(six million five hundred eleven thousand one hundred and five) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.
3. To approve Contractor's Agreement №29/3 with "Yugsvyazstroy" CJSC on reconstruction of city telephone exchange in Abinsk with installation of "Krazar"-type PBX having capacity of 2800 numbers (building of distribution network). To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 3 548 454 (three million five hundred forty eight thousand four hundred and fifty four) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.

Full identifying name of the Contractor:
Closed Joint Stock Company "Yugsvyazstroy".
Location: 110/1, Aivazovskogo Str.,Krasnodar.
Mailing address: 110/1, Aivazovskogo Str.,Krasnodar.

Deputy General Director A.A. Litvinov

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: ***66,Karasunskaya St., Krasnodar***
The issuer's code: ***00062-A***

Date of the occurrence of the fact (event, action): ***21.01.2002***
Code of the fact (event, action): ***1400062A21012002***

Grounds of cancellation: Resolution on split-up of the Company's common and preference shares adopted by the General Shareholders' Meeting of "Southern Telecommunications Company" PJSC (protocol No 11 of 21.12.2001).

Category (type), form, national registration number of the issue to be cancelled: ordinary nominal uncertificated shares,18-1-1807.
Par value of each share of this category (type), amount of shares of this category (type): 35.97 rubles, 10 553 425 shares.
Amount of shares to be cancelled: 10 553 425 shares.

Category (type), form, national registration number of the issue to be cancelled: preference nominal uncertificated shares type A, 18-1-1808.
Par value of each share of this category (type), amount of shares of this category (type): 35.97 rubles, 3 517 825 shares.
Amount of shares to be cancelled: 3 517 825 shares

Deputy General Director ***A.A. Litvinov***

Information on the essential fact (event, action) affecting the issuer's economic and financial activity

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

Location: *66,Karasunskaya St., Krasnodar*
The issuer's code: *00062-A*

Date of the occurrence of the fact (event, action): *10.01.2002*
Code of the fact (event, action): *0900062A10012002*

Profit before taxation for the third quarter of 2001: - 169 219 thousand rubles
Profit before taxation for the forth quarter of 2001: - 69 145 thousand rubles
Profit reduction constituted 100 074 thousand rubles or 59,14%.
Profit reduction is caused by decrease of long-distance and international traffic in 4Q01 as compared to 3Q01.

Deputy General Director *A.A. Litvinov*
Chief accountant *S.G. Fefilova*

N 82-4721

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar, 350 000

Notice of national registration of the reports on the results of shares' issue

Issuer's full identifying name: Public Joint-Stock company "Southern Telecommunications Company"
Category(type) and form of the securities being placed: common nominal (registered) uncertificated shares.
Pursuant to the Order of Federal Commission on Securities' Market (FKCB) of Russia No 235/r of 26 February 2002 national registration of the report on the results of issue of common nominal uncertificated shares to be placed by conversion of shares into shares with less nominal value during split-up, was made.
Number of the issued shares: 1 150 323 325 shares.
An issued share's par value: 0.33 ruble.
Total amount of the issue (nominal value): 379 606 697.25 rubles.
State registration number: 1-04-00062-A of 27 December 2001
Pursuant to the Order of Federal Commission on Securities' Market (FKCB) of Russia No 235/r of 26 February 2002 national registration of the report on the results of issue of preference nominal uncertificated type A shares to be placed by conversion of shares into shares with less nominal value during split-up, was made.
Number of the issued shares: 383 442 925 shares.
An issued share's par value: 0.33 ruble.
Total amount of the issue (nominal value): 126 536 165.25 rubles.
State registration number: 2-04-00062-A of 27 December 2001

One can familiarize oneself with the reports on the results of the shares' issue at: Room 208, 66, Karasunskaya St., Krasnodar. Contact telephone: 53-19-69.

Deputy General Director A.A. Litvinov